

# ENTRÉE GOLD INC.

Annual Information Form

FOR THE YEAR ENDED
DECEMBER 31, 2014

DATED March 30, 2015

# TABLE OF CONTENTS

**APPENDIX**

**ENTRÉE GOLD INC.**
**ANNUAL INFORMATION FORM**

## DATE OF INFORMATION

Unless otherwise specified in this Annual Information Form (the "AIF"), the information herein is presented as at December 31, 2014, the last date of the Company's most recently completed financial year.

## FORWARD LOOKING STATEMENT

This AIF contains "forward-looking statements" and "forward looking information" (together the "forward looking statements") within the meaning of securities legislation and the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this AIF and Entrée does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable securities laws.

Forward-looking statements include, but are not limited to, statements with respect to the future prices of copper, gold, molybdenum and silver; the estimation of mineral reserves and resources; the realization of mineral reserve and resource estimates; anticipated future production, cash flows and mine life; the initiation of a prefeasibility study on the Ann Mason deposit; the preparation and release of an updated resource estimate and updated preliminary economic assessment for the Ann Mason deposit; the potential development of the Ann Mason Project; the potential impact of future exploration results on Ann Mason mine design and economics; anticipated capital and operating costs; the potential funding and development of the Oyu Tolgoi underground mine; the examination of alternative production scenarios and associated expansion options identified in OTFS14; the expected timing of initial production from Lift 1 of the Oyu Tolgoi underground mine; discussions with the Government of Mongolia, Rio Tinto, OTLLC and Turquoise Hill on a range of issues including Entrée's interest in the Joint Venture Property, the Shivee Tolgoi and Javhlant mining licences and certain material agreements; potential actions by the Government of Mongolia with respect to the Shivee Tolgoi and Javhlant mining licences and Entrée's interest in the Joint Venture Property; the potential for Entrée to be included in or otherwise receive the benefits of the Investment Agreement or another similar agreement; the potential for the Government of Mongolia to seek to directly or indirectly invest in Entrée's interest in the Hugo North Extension and Heruga deposits; the potential impact of amendments and proposed amendments to the laws of Mongolia; potential size of a mineralized zone; potential expansion of mineralization; potential discovery of new mineralized zones; potential types of mining operations; government regulation of exploration and mining operations; the potential application of the Government of Mongolia's Resolution 140 and Resolution 175 to the Shivee Tolgoi and Javhlant licences; potential metallurgical recoveries and grades; plans for future exploration and development programs and budgets; permitting timelines; anticipated business activities; corporate strategies; requirements for additional capital; uses of funds; proposed acquisitions and dispositions of assets; and future financial performance.

In certain cases, forward-looking statements and information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budgeted", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "does not anticipate" or "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", "will be taken", "occur" or "be achieved". While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of Entrée's future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements and information. Such factors and assumptions include, amongst others, that the size, grade and continuity of deposits and resource and reserve estimates have been interpreted correctly from exploration results; that the results of preliminary test work are indicative of what the results of future test work will be; projected copper, gold, molybdenum and silver prices and demand; the effects of general economic conditions, changing foreign exchange rates and actions by Rio Tinto, Turquoise Hill and OTLLC and by government authorities including the Government of Mongolia; the availability of funding on reasonable terms; the impact of the decision announced by Turquoise Hill to delay the funding and development of the Oyu Tolgoi underground mine pending resolution of outstanding issues with the Government of Mongolia associated with the development and operation of the Oyu Tolgoi mine and to satisfy all conditions precedent to the availability of Oyu Tolgoi project financing, and the costs which could result from delays; the time required for OTFS14 to be approved by OTLLC's shareholders and the Minerals Council of Mongolia; the impact of changes in interpretation to or changes in enforcement of laws, regulation and government practices, including laws, regulation and government practices with respect to mining, foreign investment, royalties and taxation; the terms and timing of obtaining necessary environmental and other government approvals, consents and permits; the availability and cost of necessary items such as skilled labour, transportation, power, water, and appropriate smelting and refining arrangements; uncertainties associated with legal proceedings and negotiations; and misjudgements in the course of preparing forward-looking statements. In addition, there are also known and unknown risk factors which may cause the actual results, performances or achievements of Entrée to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements and information. Such factors include, among others, risks related to international operations, including legal and political risk in Mongolia; risks associated with changes in the attitudes of governments to foreign investment; risks associated with the conduct of joint ventures; discrepancies between actual and anticipated production, mineral reserves and resources and metallurgical recoveries; global financial conditions; changes in project parameters as plans continue to be refined; inability to upgrade Inferred mineral resources to Indicated or Measured mineral resources; inability to convert mineral resources to mineral reserves; conclusions of economic evaluations; future prices of copper, gold, silver and molybdenum; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining government approvals, permits or licences or financing or in the completion of development or construction activities; environmental risks; title disputes; limitations on insurance coverage; as well as those factors discussed in the section entitled "Risk" in this AIF. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements and information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and information. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking statements and information, whether as a result of new information, future events, or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements and information.

## CURRENCY AND EXCHANGE

Entrée's financial statements are stated in United States dollars and are prepared in conformity with United States Generally Accepted Accounting Principles.

In this AIF, all dollar amounts are expressed in United States dollars unless otherwise specified. Because Entrée's principal executive office is located in Canada, many of its obligations are and will continue to be incurred in Canadian dollars (including, by way of example, salaries, rent and similar expenses). Where the disclosure is not derived from the annual financial statements for the year ended December 31, 2014, the Company has not converted Canadian dollars to United States dollars for purposes of making the disclosure in this AIF.

## DEFINED TERMS AND ABBREVIATIONS

As used in this AIF, the term the "Company" refers only to Entrée Gold Inc. The terms "we", "us", "our" and "Entrée" mean Entrée Gold Inc. and/or one or more of its wholly-owned subsidiaries.

## CANADIAN DISCLOSURE STANDARDS FOR MINERAL RESOURCES AND MINERAL RESERVES

Canadian disclosure standards for the terms "mineral reserve," "Proven mineral reserve" and "Probable mineral reserve" are Canadian mining terms as defined in accordance with National Instrument 43-101 – *Standards of Disclosure for Mineral Projects* ("NI 43-101"), which adopts the definitions of the terms ascribed by the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") in the *CIM Standards on Mineral Resources and Mineral Reserves*, as may be amended from time to time by the CIM.

The definitions of Proven and Probable reserves used in NI 43-101 differ from the definitions in the United States Securities and Exchange Commission ("SEC") Industry Guide 7.  Under SEC Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms "mineral resource", "Measured mineral resource", "Indicated mineral resource" and "Inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" may only be separately disclosed, have a great amount of uncertainty as to their existence, and have great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred mineral resources may not form the basis of feasibility or prefeasibility studies, except in rare cases.

Accordingly, descriptions in this AIF of our mineral deposits may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

## CORPORATE STRUCTURE

### Name, Address and Incorporation

Entrée is an exploration stage company that also has an interest in two advanced projects.  Entrée is engaged in the exploration of mineral resource properties located in the United States, Mongolia, Peru and Australia.  The Company's executive office is located at:

Suite 1201 - 1166 Alberni Street
Vancouver, British Columbia, Canada V6E 3Z3
Phone: 604.687.4777
Fax:  604.687.4770
Website: www.entreegold.com.

Information contained on the Company's website does not form part of this AIF.  The Company's registered and records office is located at 2900-550 Burrard Street, Vancouver, British Columbia, Canada V6C 0A3 and its agent for service of process in the United States of America is National Registered Agents, Inc., 1090 Vermont Avenue NW, Suite 910, Washington, DC 20005.

Entrée maintains an administrative office in Golden, Colorado to support United States operations at the following address:

Suite 210, 1111 Washington Avenue
Golden, CO 80401
Phone: 303.954.8752
Fax: 303.953.9401

Entrée maintains an administrative office in Ulaanbaatar, the capital of Mongolia, to support Mongolian operations.  The address of the Mongolian office is:

Suite 3A, Temple View Residence
Building #12, Jamyan Gun Street
Sukhbaatar District 1<sup>st</sup> County
Ulaanbaatar, Mongolia
Phone: 976.11.318562
Fax:  976.11.319426

The Company was incorporated in British Columbia, Canada, on July 19, 1995, under the name "Timpete Mining Corporation".  On February 5, 2001, the Company changed its name to "Entrée Resources Inc.".  On October 9, 2002 the Company changed its name from "Entrée Resources Inc." to "Entrée Gold Inc." and, on January 22, 2003, changed its jurisdiction of domicile from British Columbia to the Yukon Territory by continuing into the Yukon Territory.  On May 27, 2005, the Company changed the governing jurisdiction from the Yukon Territory to British Columbia by continuing into British Columbia under the *Business Corporation Act* (British Columbia) (the "BCBCA")*.*

At inception the Company's Memorandum and Articles authorized it to issue up to 20 million common shares without par value.  On September 30, 1997, the Company subdivided its authorized capital on a two new shares for one old share basis, resulting in authorized capital of 40 million common shares without par value.  On February 5, 2001, the Company subdivided its common shares on a four new shares for one old share basis, thus increasing its authorized capital to 160 million common shares without par value and simultaneously reduced its authorized capital to 100 million common shares without par value.  On October 9, 2002 the Company consolidated its authorized capital, both issued and unissued, on the basis of one new share for each two old shares, resulting in authorized capital of 50 million common shares without par value and simultaneously increased the authorized capital from 50 million common shares without par value to 100 million common shares without par value.  On May 20, 2004, the Company received approval from its shareholders to increase its authorized share capital from 100 million common shares without par value to an unlimited number of common shares, all without par value (the "Common Shares").  This increase became effective June 16, 2004, the date the Company filed the amendment to its Articles.

At the Company's Annual General Meeting of shareholders held on June 27, 2013, shareholders confirmed the alteration of the Company's Articles by the addition of advance notice provisions as Part 14B (the "Advance Notice Provisions").  The Advance Notice Provisions provide shareholders, directors and management of the Company with a clear framework for nominating directors of the Company.  Only persons who are eligible under the BCBCA and who are nominated in accordance with the following procedures set forth in the Advance Notice Provisions shall be eligible for election as directors of the Company. At any annual general meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called is the election of directors, nominations of persons for election to the Company's board of directors (the "Board") may be made only: (a) by or at the direction of the Board, including pursuant to a notice of meeting; (b) by or at the direction or request of one or more shareholders pursuant to a "proposal" made in accordance with Part 5, Division 7 of the BCBCA, or pursuant to a requisition of the shareholders made in accordance with section 167 of the BCBCA; or (c) by any person (a "Nominating Shareholder"): (A) who, at the close of business on the date of the giving by the Nominating Shareholder of the notice provided for in the Advance Notice Provisions and at the close of business on the record date for notice of such meeting, is entered in the securities register of the Company as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting and provides evidence of such ownership that is satisfactory to the Company, acting reasonably; and (B) who complies with the notice procedures set forth in the Advance Notice Provisions.

The Company's Common Shares traded on the TSX Venture Exchange until April 24, 2006.  On April 24, 2006, the Company's Common Shares began trading on the Toronto Stock Exchange ("TSX") under the symbol "ETG".  The Company's Common Shares also trade on NYSE MKT under the symbol "EGI" and on the Frankfurt Stock Exchange under the symbol "EKA".

**Intercorporate Relationships**

We conduct our business and own our property interests through the 11 subsidiaries set out in our organizational chart below. All of our subsidiaries are 100% owned.



Entrée International Holdings Inc. (Barbados)
Entrée Peru Holdings Inc. (Barbados)
Exploraciones Apolo Resources S.A.C. (Peru) (99.99%)*
Red Gold Australia Pty Ltd (Australia)
Entrée Gold (US) Inc. (Arizona)**
Entrée U.S. Holdings Inc. (British Columbia)
M.I.M. (U.S.A.) Inc. (Delaware)**
Entrée Gold Inc. (British Columbia)
Beijing Entrée Mineral Technology Company Ltd. (China)
Entree Resources International Ltd. (British Columbia)
Entrée LLC (Mongolia)***
Entrée Resources LLC (Mongolia)

*The remaining 0.01% is held by Entrée Resources International Ltd.

**M.I.M. (U.S.A.) Inc. and Entrée Gold (US) Inc. hold the Ann Mason Project lode claims in Nevada, United States. For details regarding Entrée's interest in the Ann Mason Project, see "Material Mineral Properties – United States – Ann Mason Project" below.

***Entrée LLC holds the Shivee Tolgoi and Javhlant mining licences in Mongolia.  A portion of the Shivee Tolgoi mining licence area and all of the Javhlant mining licence area are subject to a joint venture with Oyu Tolgoi LLC. Oyu Tolgoi LLC is owned as to 66% by Turquoise Hill Resources Ltd. and as to 34% by the Government of Mongolia (through Erdenes Oyu Tolgoi LLC).  See "Description of the Business" below.

## GENERAL DEVELOPMENT OF THE BUSINESS

Entrée is an exploration stage resource company engaged in exploring and developing mineral resource properties. We have interests in exploration and advanced properties in the United States, Mongolia Australia and Peru.  Our two principal assets are our Ann Mason copper-molybdenum project in Nevada (the "Ann Mason Project") and our interest in the Lookout Hill property in Mongolia.

The Ann Mason Project includes the Ann Mason copper-molybdenum deposit and the Blue Hill copper deposit, which host Indicated (Ann Mason) and Inferred mineral resources.  The Company reported the results of the Ann Mason deposit preliminary economic assessment ("PEA") on October 24, 2012.

The Lookout Hill property includes the Hugo North Extension copper-gold deposit and the Heruga copper-gold-molybdenum deposit.  The resources at Hugo North Extension include a Probable reserve, which is included in the first lift ("Lift 1") of the Oyu Tolgoi underground block cave mining operation.  Lift 1 is scheduled to generate first development production in 2020, although underground development at Oyu Tolgoi is currently halted.  A second lift ("Lift 2") for the Oyu Tolgoi underground block cave operation, including additional resources from Hugo North Extension, has been proposed but has not yet been modeled within the existing mine plan.

If, from time to time, Entrée becomes aware of properties that are complementary to its existing projects, particularly large tonnage base and precious metal targets (or smaller, higher grade bodies that may be indicative of concealed larger tonnage mineralized systems), it may negotiate and enter into agreements to acquire them. The commodities that Entrée is most likely to pursue include copper, gold and molybdenum, which are often associated with large tonnage, porphyry related environments.  Smaller, higher grade systems will be considered by Entrée if they demonstrate potential for near-term production and cash-flow.

### Three Year History

Over the last three completed financial years, Entrée continued to acquire key claims within and contiguous to the boundaries of its Ann Mason Project in the Yerington copper camp, Nevada.  In August 2014, Entrée commenced prefeasibility drilling at its Ann Mason Project. The infill drill  program was completed at the end of January 2015, and comprised 40 holes and a total of approximately 19,265 metres of combined reverse circulation ("RC") pre-collars and core.  The work is  designed to upgrade  the mineral resources  contained in the PEA Phase 5 pit from Indicated  and Inferred to a mix of mainly Measured and Indicated categories.   Over the last three completed financial years, Entrée has also engaged in discussions with Oyu Tolgoi stakeholders regarding issues arising from Entrée's exclusion from the 2009 Oyu Tolgoi Investment Agreement.

The following is a timeline summarizing the general development of Entrée's business over the last three completed financial years:

| | |
|---|---|
| **January 2012 – September 2014** | Through a combination of staking and purchase agreements, Entrée acquires additional key ground within and contiguous to the boundaries of the Ann Mason Project. |
| **January 2012** | The Company announces the final results of its drilling program at Shivee West, Mongolia, which targeted near-surface epithermal gold mineralization. A new gold zone (Argo Zone) was discovered 250 metres beyond the previously known area of gold mineralization (Zone III). |
| **February 2012** | The Company announces it has retained the services of AGP Mining Consultants Inc. to begin preparation of the PEA of the Ann Mason deposit in Nevada. A program to re-assay portions of the Anaconda historical core to provide additional gold, silver and molybdenum data is also underway. |
| **March 2012** | The Company announces the release of an updated mineral resource estimate for the Ann Mason deposit, which converts a large percentage of the previous Inferred mineral resources to the Indicated category and expands the overall size of the deposit. |
| | The Company announces that it has filed an updated technical report on the Lookout Hill property, which discusses the impact on the Hugo North Extension and Heruga deposits of Oyu Tolgoi LLC's updated mine plan for the reserve case. |
| **April 2012** | Turquoise Hill Resources Ltd. and Rio Tinto International Holdings Limited sign a Memorandum of Understanding which establishes Rio Tinto International Holdings Limited's support for a series of funding measures expected to cover all projected capital requirements for the Oyu Tolgoi project for the next 4-5 years. Rio Tinto International Holdings Limited also assumes responsibility for the management of all exploration work on the Lookout Hill joint venture property. |
| | Entrée mobilizes a field crew to Mongolia to focus on geological mapping, excavator trenching and sampling in the Zone III, Argo Zone and Khoyor Mod areas. |
| **June 2012** | Turquoise Hill Resources Ltd. announces that phase 1 construction of the Oyu Tolgoi project is 90% complete and that first development ore has been delivered to the crusher. |
| | Mr. Gorden Glenn joins the Board. Mr. Glenn has over 20 years of mining exploration and investment banking experience. |
| **October 2012** | The Company announces the results of its PEA on the Ann Mason deposit, which will assist Entrée in advancing the Ann Mason Project towards development. |
| | The Company announces the first resource estimate for the Blue Hill copper deposit, located 1.5 kilometres northwest of the Ann Mason deposit. |
| **November 2012** | Oyu Tolgoi LLC announces that a power supply deal for the Oyu Tolgoi project has been finalized. This allows Oyu Tolgoi LLC to complete commissioning of the ore-processing equipment on December 27, 2012, leading to the first production of copper-gold concentrate from Oyu Tolgoi LLC's Southern Oyu open pits. Phase 1 construction is essentially complete. |
| **January 2013** | First ore from the first phase of the Oyu Tolgoi project (Oyu Tolgoi LLC's Southern Oyu open pits) is processed through the concentrator, followed shortly by production of the first copper-gold concentrate. |
| **February 2013** | Entrée enters into a comprehensive financing package with Sandstorm Gold Ltd. for gross proceeds of approximately $55 million. |
| | Entrée receives notice from the Mineral Resources Authority of Mongolia that the Ministry of Mining has cancelled the July 10, 2009 Order of the Ministry of Mineral Resources and Energy registering the Hugo Dummett (including the Hugo North Extension) and Heruga reserves. The notice further advises that any transfer, sale or lease of the Shivee Tolgoi and Javhlant mining licences is temporarily restricted. Entrée initiates discussions with representatives of the Mongolian Government, including the Ministry of Mining, as well as other Oyu Tolgoi stakeholders, in order to resolve the temporary restriction on the transfer |

| | |
|---|---|
| | of the mining licences. |
| **March 2013** | The Company closes its private placement of 17,857,142 Common Shares at a price of C$0.56 per Common Share to Sandstorm Gold Ltd. |
| | The Company announces that it has filed an updated technical report on the Lookout Hill property, which discusses the impact on the Hugo North Extension and Heruga deposits of Oyu Tolgoi LLC's updated mine plan for the Reserve Case. |
| **April 2013** | Entrée initiates a combined RC and core drilling program at its Ann Mason Project in Nevada, to test for extensions of mineralization, and to potentially extend the mineralization within the current Ann Mason pit design and reduce the waste-to-mineralization strip ratio. |
| | Turquoise Hill Resources Ltd. reports that Rio Tinto has signed commitment letters with 15 global banks that lock in pricing and terms for long-term project financing for underground development at Oyu Tolgoi. |
| **June 2013** | The Rt. Honourable Lord Howard of Lympne succeeds James Harris as non-executive Chairman of the Company's Board of Directors.  Mr. Harris assumes the role of non-executive Deputy Chairman. |
| | Entrée begins baseline environmental studies at Ann Mason, including wildlife, biology, archaeology and cultural surveys, which will be used to expand the area covered under the existing Plan of Operations. |
| **July 2013** | The first shipment of copper concentrate leaves the Oyu Tolgoi open pit copper and gold mine in Mongolia for customers in China. |
| | After receiving notification from the Government of Mongolia that project financing for Oyu Tolgoi will now require approval by the Mongolian Parliament, Turquoise Hill Resources Ltd. announces that funding and development of the Oyu Tolgoi underground will be delayed until all matters with the Mongolian Government can be resolved and a new timetable has been agreed. |
| **August 2013** | Development of the Oyu Tolgoi underground is suspended pending the resolution of outstanding Oyu Tolgoi LLC shareholder issues. |
| **September 2013** | The Company announces the results for its combined core and RC drilling program on the Ann Mason Project in Nevada. |
| | The Oyu Tolgoi open pit mine achieves official Commencement of Production, as defined in the 2009 Oyu Tolgoi Investment Agreement. |
| **October 2013** | The Company announces that it has been advised that the temporary transfer restriction on the Shivee Tolgoi and Javhlant mining licences in Mongolia will be lifted and that the reserves for the joint venture deposits as approved through the July 10, 2009 Order of the Ministry of Mineral Resources and Energy will stand as originally presented.  Entrée continues discussions with Oyu Tolgoi stakeholders, including the Government of Mongolia, regarding issues arising from Entrée's exclusion from the 2009 Oyu Tolgoi Investment Agreement. |
| **June 2014** | Turquoise Hill Resources Ltd. reports that Oyu Tolgoi LLC has received an audit report from the Mongolian Tax Authority claiming unpaid taxes, penalties and disallowed entitlements associated with the initial development of the Oyu Tolgoi mine.  Turquoise Hill Resources Ltd. states that it strongly disagrees with the claims and advises that shareholder issues, including tax claims, must be resolved before further investment in the underground can proceed. |
| **July 2014** | Entrée commences prefeasibility drilling at its Ann Mason Project in Nevada.  The drill program is designed to upgrade the mineral resources contained in the PEA Phase 5 pit from Indicated and Inferred to a mix of Measured and Indicated categories. |
| **September 2014** | Turquoise Hill Resources Ltd. announces that the 2014 Oyu Tolgoi Feasibility Study has been finalized and presented to the board of directors of Oyu Tolgoi LLC.  The 2014 Oyu Tolgoi Feasibility Study updates the reserve case reported in Entrée's March 2013 technical |

| | |
|---|---|
| | report. The 2014 Oyu Tolgoi Feasibility Study also discusses several alternative production cases that would include Indicated and Inferred resources at Hugo North Extension and Inferred resources at Heruga, and allow for continuous improvement in plant throughput and potential plant expansions up to 350 thousand tonnes per day.  The 2014 Oyu Tolgoi Feasibility Study requires approval of Oyu Tolgoi LLC shareholders and the Mongolian Minerals Council. |
| | The lender commitments for project financing for the Oyu Tolgoi mine expire. |
| **November 2014** | Entrée reports on changes and impacts specific to the Entrée-Oyu Tolgoi LLC joint venture resulting from the technical report filed by Turquoise Hill Resources Ltd. relating to the Oyu Tolgoi project. |

## DESCRIPTION OF THE BUSINESS

### Mineral Exploration Business

Entrée is in the mineral resource business.  This business generally consists of three stages: exploration, development and production.  Mineral resource companies that are in the exploration stage have not yet found mineral resources in commercially exploitable quantities, and are engaged in exploring land in an effort to discover them.  Mineral resource companies that have located mineral resources in commercially exploitable quantities and are preparing to extract them are in the development stage, and the properties are referred to as being "advanced".  Companies engaged in the extraction of those mineral resources are in the production stage.  The Company is in the exploration stage, but has an interest in two advanced properties.

Mineral resource exploration can consist of several stages.  The earliest stage usually consists of the identification of a potential prospect through either the discovery of a mineralized showing on that property or as the result of a property being in proximity to another property on which exploitable resources have been identified, whether or not they are or have in the past been extracted.

After the identification of a property as a potential prospect, the next stage would usually be the acquisition of a right to explore the area for mineral resources.  This can consist of the outright acquisition of the land and mineral rights or the acquisition of specific, but limited mineral rights to the land (e.g. a licence, lease or concession).  After acquisition, exploration typically begins with a surface examination by a professional geologist with the aim of identifying areas of potential mineralization, followed by detailed sampling and mapping of rock exposures along with possible geophysical and geochemical grid surveys over un-exposed portions of the property (i.e. underground), and possibly trenching in these covered areas to allow sampling of the underlying rock.  Exploration also commonly includes systematic regularly-spaced drilling in order to determine the extent and grade of the mineralized system at depth and over a given area, and in sufficiently-advanced properties, gaining underground access by ramping or shafting in order to obtain bulk samples that would allow one to determine the ability to recover various commodities from the rock.

A mineral resource may be identified and estimated through detailed exploration, drilling and sampling to establish geological and grade continuity followed by a geostatistical analysis of the data.  The results are supported by a technical report prepared in accordance with NI 43-101.  A mineral resource company may then choose to have a PEA prepared, based on the mineral resource estimate.

Once exploration is sufficiently advanced, and if the resource estimate is of sufficient quality (i.e. with mineralization classified in the Indicated and/or Measured categories), the next step would be to undertake a prefeasibility study followed by a feasibility study.

**Business of Entrée**

Entrée's two principal assets are the Ann Mason copper-molybdenum project in Nevada, and Entrée's interest in the Lookout Hill property in Mongolia, which hosts a copper-gold porphyry system.

The Ann Mason Project in Nevada includes the 100% owned Ann Mason and Blue Hill deposits, as well as the Blackjack IP, Blackjack Oxide and Roulette targets, and the Minnesota, Shamrock and Ann South copper skarn targets.   A map which shows the Ann Mason Project location and more information about the Ann Mason Project are provided in the "Material Mineral Properties" section below.

The Lookout Hill property in Mongolia is comprised of two mining licences: Shivee Tolgoi and Javhlant.  The Shivee Tolgoi and Javhlant mining licences completely surround Oyu Tolgoi LLC's Oyu Tolgoi mining licence, and host the Hugo North Extension copper-gold deposit and the Heruga copper-gold-molybdenum deposit.  These deposits are located within a land area subject to a joint venture between Entrée and Oyu Tolgoi LLC (the "Entrée-OTLLC Joint Venture").

A map that illustrates the areas of Lookout Hill more clearly and further details regarding the Lookout Hill property in Mongolia are provided in Figure 1 and in the "Material Mineral Properties" section below.

Aside from its two principal assets, Entrée has interests in exploration properties in the United States, Australia and Peru. See the "Non-Material Properties" section for more information.

Entrée's exploration activities are under the supervision of Robert Cann, M.Sc., P.Geo., Entrée's Vice President, Exploration.  Mr. Cann is a qualified person ("QP") as defined in NI 43-101. Unless otherwise noted herein, Mr. Cann has approved all scientific and technical information in this AIF.

 All rock samples from our Mongolian properties have been prepared and analyzed by SGS Mongolia LLC or Actlabs Asia LLC in Ulaanbaatar, Mongolia.  Samples from Nevada have been prepared and analyzed at: Skyline Assayers and Laboratories, in Tucson, Arizona and Sparks, Nevada; at Acme Analytical Laboratories, in Elko and Reno, Nevada and Vancouver, British Columbia; and at ALS Chemex, in Sparks, Nevada and Vancouver, British Columbia.

**Turquoise Hill, Rio Tinto and OTLLC**

In October 2004, the Company entered into an arm's-length Equity Participation and Earn-In Agreement (the "Earn-In Agreement") with Turquoise Hill Resources Ltd. (together with its wholly-owned subsidiaries, "Turquoise Hill").  Under the Earn-In Agreement, Turquoise Hill agreed to purchase equity securities of the Company, and was granted the right to earn an interest in a 39,807 hectare portion of the Lookout Hill property comprising the eastern portion of the Shivee Tolgoi, and all of the Javhlant mining licence (the "Joint Venture Property").  Most of Turquoise Hill's rights and obligations under the Earn-In Agreement were subsequently assigned by it to what was then its wholly-owned subsidiary, Oyu Tolgoi LLC ("OTLLC").  OTLLC is also the title holder of the Oyu Tolgoi mining licence located adjacent to, and surrounded by, the Lookout Hill property.

**Figure 1 – Lookout Hill Property**


Khanbumbat Airport
Shivee Tolgoi Mining Licence (15226A)
Shivee Tolgoi Mining Licence (15226A)
Ulaan Khud
Argo & Zone III
SHIVEE WEST
100% Entrée
Shivee Camp
JOINT VENTURE PROPERTY
Shivee Tolgoi Trend
Hugo North Extension Deposit
Khoyor Mod
Oyu Tolgoi Trend
Oyu Tolgoi Mining Licence (OTLLC)
Heruga Deposit
Heruga Southwest
Javhlant Mining Licence (15225A)
LEGEND
Mineral Deposit Entrée-OTLLC
Mineral Deposit OTLLC
Copper Gold Prospect
Gold Prospect
A—A' Long Section (Figure 2)
Shivee West - 100% Entrée
Entrée - OTLLC Joint Venture
Shivee Tolgoi Mining Licence
Javhlant Mining Licence
Paved Road
LOOKOUT HILL PROPERTY
0
10 km
SCALE
106.5°
106.6°
106.7°
106.8°
106.9°
107°
43.1°
43°
42.9°

As part of its earn-in obligations under the Earn-In Agreement, OTLLC undertook an exploration program which established the presence of two significant deposits on the Joint Venture Property: the Hugo North Extension deposit and the Heruga deposit. These deposits form the northernmost and southernmost parts of the Oyu Tolgoi project, which is a series of deposits containing copper, gold, silver and molybdenum. The deposits stretch over 12 kilometres, from the Hugo North Extension deposit on the Joint Venture Property in the north, through the Hugo North and Hugo South deposits and Southern Oyu deposits on OTLLC's Oyu Tolgoi licence, to the Heruga deposit on the Joint Venture Property in the south (Figure 2). The Hugo North Extension deposit is within the Shivee Tolgoi mining licence and the Heruga deposit is within the Javhlant mining licence.

**Figure 2 - Idealized Profile (Long Section) of Heruga, Southern Oyu and Hugo Dummett Deposits (Section Looking West)**


ENTRÉE-OTLLC JV
HERUGA DEPOSIT
Future Phase of Development
Cu-Au-Mo
OYU TOLGOI LLC
SOUTHERN OYU DEPOSITS
In Production
Cu-Au
ENTRÉE-OTLLC JV
HUGO NORTH
EXTENSION DEPOSIT
Next Phase of Development
Cu-Au
Planned
South Block Cave
Planned North
Block Cave
Planned Heruga Decline
Pit Outline
0.3% Cu
0.3% Cu
OPEN
Exploration
Shaft
#1 Completed
Production
Shafts
#3
Planned
#2
Commenced
Planned Decline
Hugo South
0.6% Cu
1385m
Hugo North Lift 1
Extraction Level
(Partially complete)
Hugo North
Planned
Lift 1 Cave
Planned
Lift 2 Cave
OPEN
OPEN
Depth (m)
0
500
1000
1500
2000
2500
Oyu Tolgoi mining licence
UNDERGROUND
BLOCK-CAVE MINING
OPEN-PIT MINING
UNDERGROUND
BLOCK-CAVE MINING
South
North
12.4 kilometres (7.4 miles)

Additional information regarding the Joint Venture Property is discussed under "Material Mineral Properties" below.

On June 30, 2008, OTLLC gave notice to Entrée that it had completed its earn-in obligations by expending a total of $35 million on exploration on the Joint Venture Property. As a consequence, OTLLC earned an 80% interest in all minerals extracted below a sub-surface depth of 560 metres from the Joint Venture Property and a 70% interest in all minerals extracted from surface to a depth of 560 metres from the Joint Venture Property. The Earn-In Agreement provides that at such time as OTLLC completes its earn-in obligations, the parties will enter into a joint venture agreement in the form attached to the Earn-In Agreement. While the parties have not formally executed the joint venture agreement, the Entrée-OTLLC Joint Venture is operating under those terms.

Under the terms of the Entrée-OTLLC Joint Venture, Entrée elected to have OTLLC debt finance Entrée's share of costs with interest accruing at OTLLC's actual cost of capital or prime plus 2%, whichever is less, at the date of the advance. Debt repayment may be made in whole or in part from (and only from) 90% of monthly available cash flow arising from the sale of Entrée's share of products. Such amounts will be applied first to payment of accrued interest and then to repayment of principal. Available cash flow means all net proceeds of sale of Entrée's share of products in a month less Entrée's share of costs of operations for the month. The debt financing and repayment provisions limit dilution of Entrée's interest as the project progresses. Since formation, and as of December 31, 2014, the Entrée-OTLLC Joint Venture has expended $26.9 million to advance the Joint Venture Property. As of December 31, 2014, OTLLC has contributed on Entrée's behalf the required cash participation amount, including interest at prime plus 2%, of $6.4 million, equal to 20% of the $26.9 million incurred to date.

OTLLC is appointed manager under the terms of the Entrée-OTLLC Joint Venture, and as such has certain powers and duties, including the duty to cure title defects, the duty to prosecute and defend all litigation or administrative proceedings arising out of operations, and the duty to do all acts reasonably necessary to maintain the Joint Venture Property assets, including the mining licences.

At December 31, 2014, Turquoise Hill owned approximately 9.4% of the Company's issued and outstanding Common Shares acquired pursuant to the Earn-In Agreement.

***Investment by Rio Tinto in Entrée and Turquoise Hill***

In June 2005, following the announcement in May 2005 of the discovery of high grade mineralization at Hugo North Extension, Rio Tinto plc (together with its wholly-owned subsidiaries, "Rio Tinto") indirectly took part in a private placement in the Company and became its then largest shareholder.

Following Rio Tinto's investment in the Company in June 2005, Rio Tinto acquired, through a series of transactions, approximately 49% of Turquoise Hill's issued and outstanding shares.  On January 24, 2012, Rio Tinto announced that it had increased its ownership interest in Turquoise Hill to 51%.  At that time, Rio Tinto was deemed to have acquired beneficial ownership over the Common Shares of the Company owned by Turquoise Hill.  At December 31, 2014, Rio Tinto directly owned approximately 11.3% of the Company's issued and outstanding Common Shares.  When combined with the Common Shares owned by Turquoise Hill, at December 31, 2014 Rio Tinto beneficially owned approximately 20.7% of the Company's issued and outstanding Common Shares.

***Execution of Investment Agreement, Heads of Agreement and Memorandum of Agreement***

The Minerals Law of Mongolia, which became effective on August 26, 2006, defines a mineral deposit of strategic importance (a "Strategic Deposit") as a mineral resource that may have the potential to impact national security, or the economic and social development of the country, or that is generating or has the potential to generate more than five percent (5%) of Mongolia's gross domestic product in any given year.  Under Resolution No 57 dated July 16, 2009 of the State Great Khural, the Oyu Tolgoi series of deposits were declared to be Strategic Deposits.

The Minerals Law of Mongolia provides that the State may be an equity participant with any private legal entity, up to a 34% equity interest, in the exploitation of any Strategic Deposit where the quantity and grade of the deposit have been defined by exploration that has not been funded from the State budget.  On October 6, 2009, Turquoise Hill, its wholly-owned subsidiary OTLLC, and Rio Tinto signed an investment agreement (the "Investment Agreement") with the Mongolian Government, which regulates the relationship among the parties and stabilizes the long term tax, legal, fiscal, regulatory and operating environment to support the development of the Oyu Tolgoi project. The Investment Agreement specifies that the Government of Mongolia will own 34% of the shares of OTLLC (and by extension, 34% of OTLLC's interest in the Joint Venture Property) through its subsidiary Erdenes Oyu Tolgoi LLC. A shareholders' agreement was concurrently executed to establish the Government's 34% ownership interest in OTLLC and to govern the relationship among the parties.

On December 8, 2010, Rio Tinto and Turquoise Hill entered into a Heads of Agreement (the "Heads of Agreement"), which provides for the management structure of OTLLC and the project management structure of the Oyu Tolgoi project, among other things.  Under the Heads of Agreement, Rio Tinto is entitled to appoint three of the nine directors of OTLLC (with Turquoise Hill appointing three and Erdenes Oyu Tolgoi LLC appointing three (as directed within the Amended and Restated Shareholders Agreement among the parties (the "Shareholders Agreement") dated June 8, 2011)) and Rio Tinto assumes management of the building and operation of the Oyu Tolgoi project, which includes the Heruga and Hugo North Extension deposits on the Joint Venture Property.

On April 18, 2012, Rio Tinto announced that it had signed a memorandum of agreement (the "MOA") with Turquoise Hill under which Rio Tinto agrees to support and provide certain elements of a comprehensive funding package that will underpin the development of the Oyu Tolgoi project. In accordance with the MOA, Rio Tinto assumed responsibility for all exploration operations on behalf of OTLLC, including exploration on the Joint Venture Property.

***Oyu Tolgoi Development and Funding***

As reported by Turquoise Hill, overall construction of the first phase of the Oyu Tolgoi project (OTLLC's Southern Oyu open pits) was essentially complete at the end of 2012. First ore was processed through the concentrator on January 2, 2013 and production of the first copper-gold concentrate followed on January 31, 2013. The first shipment of copper concentrate was sent to customers in China on July 9, 2013. On October 14, 2013, Turquoise Hill reported that the concentrator was operating at name-plate capacity of approximately 100,000 tonnes of ore processed per day. On January 19, 2015, Turquoise Hill announced that Oyu Tolgoi had produced 148,400 tonnes of copper in concentrate and 589,000 ounces of gold in concentrate during 2014 and is expected to produce between 175,000 and 195,000 tonnes of copper in concentrates and 600,000 to 700,000 ounces of gold in concentrates in 2015.

As reported by Turquoise Hill, on April 17, 2013, Rio Tinto signed commitment letters with 15 global banks that locked in pricing and terms for long-term project financing for Oyu Tolgoi.  On July 28, 2013, Turquoise Hill announced that it had received notification from the Government of Mongolia that project financing for Oyu Tolgoi would require approval by the Mongolian Parliament, and as a consequence, funding and development of the Oyu Tolgoi underground mine would be delayed until matters with the Mongolian Government could be resolved and a new timetable agreed.  This followed an earlier announcement that a number of substantive issues had been raised by the Government of Mongolia relating to implementation of the Investment Agreement and Shareholders' Agreement, including Oyu Tolgoi project development and costs, operating budget, project financing, management fees and governance.  On August 12, 2013, development of the Oyu Tolgoi underground mine was suspended pending the resolution of outstanding OTLLC shareholder issues.  The commitments from the global banks formally expired on September 30, 2014.

On September 22, 2014, Turquoise Hill announced that the 2014 Oyu Tolgoi Feasibility Study ("OTFS14") had been finalized and presented to the board of directors of OTLLC. The OTFS14 contains two production cases – the 2014 Reserve Case and the 2014 Life of Mine (LOM) Case. The OTFS14 is subject to approval by OTLLC's shareholders and the Mongolian Minerals Council.

On November 10, 2014, Turquoise Hill announced that it continues to engage with the proposed project financing lender group and has kept both the international financial institutions and the commercial banks informed of the status of discussions with the Government of Mongolia. Timing of any lender commitment extension requests will be determined when definitive progress or resolution has been made on the shareholder matters. The lending group continues to be supportive of Oyu Tolgoi project finance and current indications are that a suitable project financing package would be available upon resolution of the shareholder matters; however this is not guaranteed. Turquoise Hill further stated that underground development remains subject to: (1) successful resolution of the mine's shareholder issues; (2) agreement of a comprehensive funding plan including project finance; (3) approval of the OTFS14 by the OTLLC shareholders and acceptance by the Mongolian Minerals Council; and (4) obtaining all necessary permits for the mine's operations and development.

### Investment Agreement and the Mongolian Government

On October 15, 2012, Turquoise Hill announced that it, along with OTLLC and Rio Tinto, had rejected a request from the Mongolia Ministry of Mining to renegotiate the Investment Agreement. This followed re-affirmation by the Mongolian Government in October 2011 that the Investment Agreement was signed in full compliance with all laws and regulations of Mongolia.

In early 2013, Turquoise Hill announced that a number of substantive issues had been raised by the Government of Mongolia relating to implementation of the Investment Agreement and Shareholders' Agreement, including Oyu Tolgoi project development and costs, operating budget, project financing, management fees and governance. On August 12, 2013, development of the Oyu Tolgoi underground mine was suspended pending the resolution of outstanding OTLLC shareholder issues.

On June 23, 2014, Turquoise Hill announced that OTLLC had received an audit report from the Mongolian Tax Authority claiming unpaid taxes, penalties and disallowed entitlements associated with the initial development of the Oyu Tolgoi mine. Turquoise Hill advised that any element of the claim that amounts to a breach of the tax stabilization provisions of the Investment Agreement will trigger the dispute resolution process outlined in the

Investment Agreement. On June 25, 2014, Turquoise Hill confirmed that OTLLC has paid all taxes and charges as required under the Investment Agreement. Turquoise Hill has reported that given the nature of the tax assessment and the breaches of the Investment Agreement, two formal dispute resolution processes have been undertaken. First, OTLLC has given formal notice to the Government of Mongolia of a dispute under the Investment Agreement. The Investment Agreement provides that if the parties are unable to reach a resolution during a 60-day negotiation period, the dispute can be referred to international arbitration. Although the notice period has been completed, OTLLC has reserved its rights to commence a formal international arbitration proceeding. Secondly, OTLLC appealed the assessment to the Tax Dispute Resolution Council of the General Taxation Authority of Mongolia. On September 22, 2014, Turquoise Hill announced that while the Tax Dispute Resolution Council issued a ruling that reduced the amount of tax, interest and penalties claimed to be payable by OTLLC, from approximately $127 million to approximately $30 million, there are aspects of the ruling that require further clarification. In October 2014, OTLLC submitted an appeal of the outcome from the Tax Dispute Resolution Council to the Administrative Appellate Court. On November 10, 2014, Turquoise Hill reported that OTLLC maintains that certain items remaining under dispute are breaches of the Investment Agreement and it has reserved its rights to dispute these breaches under the process outlined in the Investment Agreement.

On November 10, 2014, Turquoise Hill reported that it and Rio Tinto have made an offer to the Government of Mongolia to resolve the shareholder matters in a manner which Turquoise Hill believes is beneficial to all stakeholders. Upon successful resolution of shareholder matters, Turquoise Hill and Rio Tinto intend to formalize the agreement between the parties, which will be in alignment and accordance with the Investment Agreement and the Shareholders' Agreement.

### *Investment Agreement and Entrée*

The contract area defined in the Investment Agreement includes the Javhlant and Shivee Tolgoi mining licences, including Shivee West which is 100% owned by Entrée and not currently subject to the Entrée-OTLLC Joint Venture. The conversion of the original Shivee Tolgoi and Javhlant exploration licences into mining licences was a condition precedent to the Investment Agreement coming into effect. The Shivee Tolgoi and Javhlant mining licences were issued on October 27, 2009, and the Investment Agreement took legal effect on March 31, 2010.

The Ministry of Mining has advised Entrée that it considers the deposits on the Joint Venture Property to be part of the series of Oyu Tolgoi deposits, which were declared to be Strategic Deposits under Resolution No 57 dated July 16, 2009 of the State Great Khural. However, at the time of negotiation of the Investment Agreement, Entrée was not made a party to the Investment Agreement, and as such does not have any direct rights or benefits under the Investment Agreement.

OTLLC agreed, under the terms of the Earn-In Agreement, to use its best efforts to cause Entrée to be brought within the ambit of, made subject to and to be entitled to the benefits of the Investment Agreement or a separate stability agreement on substantially similar terms to the Investment Agreement. Entrée has been in discussions with stakeholders of the Oyu Tolgoi project, including the Government of Mongolia, OTLLC, Erdenes Oyu Tolgoi LLC, Turquoise Hill and Rio Tinto, since February 2013. The discussions to date have focussed on issues arising from Entrée's exclusion from the Investment Agreement, including the fact that the Government of Mongolia does not have a full 34% interest in the Joint Venture Property; the fact that the mining licences integral to future underground operations are held by more than one corporate entity; and the fact that Entrée does not benefit from the stability that it would otherwise have if it were a party to the Investment Agreement. In order to receive the benefits of the Investment Agreement, the Government of Mongolia may require Entrée to agree to certain concessions, including with respect to the ownership of the Entrée-OTLLC Joint Venture, Entrée LLC or the economic benefit of Entrée's interest in the Joint Venture Property, or the royalty rates applicable to Entrée's share of the Joint Venture Property mineralization. No agreements have been finalized.

*Joint Venture Property and the Mongolian Government*

In June 2010, the Government of Mongolia passed Resolution 140, the purpose of which is to authorize the designation of certain land areas for "state special needs" within certain defined areas, some of which include or are in proximity to the Oyu Tolgoi project. These state special needs areas are to be used for Khanbogd village development and for infrastructure and plant facilities necessary in order to implement the development and operation of the Oyu Tolgoi project. A portion of the Shivee Tolgoi licence is included in the land area that is subject to Resolution 140.

In June 2011, the Government of Mongolia passed Resolution 175, the purpose of which is to authorize the designation of certain land areas for "state special needs" within certain defined areas in proximity to the Oyu Tolgoi project. These state special needs areas are to be used for infrastructure facilities necessary in order to implement the development and construction of the Oyu Tolgoi project. Portions of the Shivee Tolgoi and Javhlant licences are included in the land area that is subject to Resolution 175.

It is expected, but not yet formally confirmed by the Government, that to the extent that a consensual access agreement exists or is entered into between OTLLC and an affected licence holder, the application of Resolution 175 to the land area covered by the access agreement will be unnecessary. OTLLC has existing access and surface rights to the Joint Venture Property pursuant to the Earn-In Agreement. If Entrée is unable to reach a consensual arrangement with OTLLC with respect to Shivee West, Entrée's right to use and access a corridor of land included in the state special needs areas for a proposed power line may be adversely affected by the application of Resolution 175. While the Mongolian Government would be responsible for compensating Entrée in accordance with the mandate of Resolution 175, the amount of such compensation is not presently quantifiable.

The Investment Agreement contains provisions restricting the circumstances under which the Shivee Tolgoi and Javhlant licences may be expropriated. As a result, Entrée considers that the application of Resolution 140 and Resolution 175 to the Joint Venture Property will likely be considered unnecessary.

On February 27, 2013, notice (the "Notice") was delivered to Entrée by the Mineral Resources Authority of Mongolia ("MRAM") that by Order No. 43 dated February 22, 2013, the Ministry of Mining has cancelled the July 10, 2009 Order of the Ministry of Mineral Resources and Energy (the "2009 Order") registering the Hugo Dummett (including the Hugo North Extension) and Heruga reserves.  The Notice states that the 2009 Order breached Clause 48.4 of the Minerals Law of Mongolia and Clause 9 of the Charter of the Minerals Resource Council.  The Notice further advises that any transfer, sale or lease of the Shivee Tolgoi and Javhlant mining licences is temporarily restricted.  On September 4, 2013, the Minister of Mining issued Order No. 179, advising the Minerals Professional Council to re-submit its previous conclusions regarding the reserves to MRAM for review and registration.  On September 6, 2013, the head of MRAM ordered that the Hugo Dummett (including the Hugo North Extension) and Heruga reserves be registered.  Entrée was also subsequently advised that the temporary transfer restriction on the joint venture mining licences will be lifted.

*Legislation*

On November 1, 2013, a new Investment Law came into effect in Mongolia. The new law is aimed at reviving foreign investment by easing restrictions on investors in key sectors such as mining and by providing greater certainty on the taxes they must pay.  The new law replaces two previous laws, including the Law of Mongolia on the Regulation of Foreign Investment in Business Entities Operating in Sectors of Strategic Importance ("SEFIL"). The full impact of the new Investment Law is not yet known.

On January 16, 2014, the Mongolian Parliament adopted a new State Minerals Policy.  The main focus of the policy is to establish a stable investment environment; improve the quality of mineral exploration, mining and processing; encourage the use of environmentally friendly and modern technology; and strengthen the competitiveness of the

Mongolian mining sector on the international market.  The State Minerals Policy is also intended to serve as the basis for amendments to the existing Minerals Law and other laws relating to the mining sector.

The State Minerals Policy contemplates the establishment of a "Policy Council" with representatives of the State, investors, professional associations and the public, to make recommendations and support the implementation of the State Minerals Policy.  The State Minerals Policy sets out a broad timetable for implementation of its objectives, with legislative reform to be implemented in 2014 and 2015, implementation of the principles of the State Minerals Policy to take place between 2014 and 2025, and assessment of the implementation of the Minerals Policy to occur between 2020 and 2025.

On July 1, 2014, the Mongolian Parliament passed the Law on the Amendments to the Minerals Law which amends the 2006 Minerals Law (the "2014 Amendments"). In addition, the Mongolian Parliament also passed a separate law which repeals the 2010 statute which imposed a moratorium on the granting of new exploration licences and the transfer of existing licences. The 2014 Amendments extend the maximum period for an exploration licence from 9 years to 12 years (although it ended the three year pre-mining period sometimes given to licence holders upon the expiration of their exploration rights), extend the requirement for holders of mining licences to ensure that 90% of their workforce is comprised of Mongolian nationals to the mining licence holder's subcontractors as well, make clearer the roles and responsibilities of government ministries and departments with respect to mineral matters, modify the definition of Strategic Deposit to reflect its impact on the national economy and  not regional economy, and provide for some instances where a tender may not be required to obtain minerals licences where state funding has been used if related to compensation for declaring a special needs area, among other changes.

On February 18, 2015, the Mongolian Parliament adopted the Amendment Law to the Minerals Law of 2006 (the "2015 Amendment"), which purports to allow a licence holder to negotiate with the Government of Mongolia with respect to an exchange of the Government's 34% (50% in cases where exploration has been funded by the State budget) equity interest in a licence holder with a Strategic Deposit for an additional royalty payable to the Government.  The amount of the royalty payment would vary depending on the particulars of the Strategic Deposit but cannot exceed 5 percent. The rate of this royalty payment shall be approved by the Government of Mongolia. The full impact of the 2015 Amendment is not yet known.

The Ministry of Finance and certain Members of Parliament have released draft laws and draft amendments to the tax legislation of Mongolia which include provisions related to the taxation of foreign legal entities operating in Mongolia and minerals companies in general.  If certain provisions of these amendments were adopted by Parliament as currently drafted, they could adversely affect Entree's interests.  It is not possible to determine when, if ever, these amendments would be adopted and in what form.

## Agreements with Sandstorm

### *Equity Participation and Funding Agreement*

On February 14, 2013, the Company entered into an Equity Participation and Funding Agreement (the "Funding Agreement") with Sandstorm Gold Ltd. ("Sandstorm").  Pursuant to the Funding Agreement, Sandstorm provided a $40 million upfront deposit (the "Deposit") to the Company.  In return, the Company will use future payments that it receives from its mineral property interests to purchase and deliver metal credits to Sandstorm's metal account.

Since the first payments that the Company receives are expected to come from its interest in the Joint Venture Property, the amount of metal credits that the Company is required to purchase and deliver to Sandstorm, and the timing of such deliveries, are determined with reference to Entrée's share of production and receipt of payments from the sale of production from the Joint Venture Property.

Under the Funding Agreement, the Company will purchase and deliver gold, silver and copper credits equivalent to:

- 25.7% of Entrée's share of gold and silver, and 2.5% of Entrée's share of copper, produced from the portion of the Shivee Tolgoi mining licence included in the Joint Venture Property (represented by the shaded upper right portion in Figure 1 above); and

- 33.8% of Entrée's share of gold and silver, and 2.5% of Entrée's share of copper, produced from the Javhlant mining licence (represented by the lower hatched portion of Figure 1 above).

In addition to the Deposit, upon the delivery of metal credits, Sandstorm will make a cash payment to the Company equal to the lesser of the prevailing market price and $220 per ounce ("/oz") of gold, $5/oz of silver and $0.50 per pound ("/lb") of copper (subject to inflation adjustments). After approximately 8.6 million ounces of gold, 40.3 million ounces of silver and 9.1 billion pounds of copper have been produced from the entire Joint Venture Property, the cash payment will be increased to the lesser of the prevailing market price and $500/oz of gold, $10/oz of silver and $1.10/lb of copper (subject to inflation adjustments). To the extent that the prevailing market price is greater than the amount of the cash payment, the difference between the two will be credited against the Deposit (the net amount of the Deposit being the "Unearned Balance").

This arrangement does not require the delivery of actual metal, and the Company may use revenue from any of its assets to purchase the requisite amount of metal credits.

Under the Funding Agreement, the Company has granted to Sandstorm a right of first refusal, subject to certain exceptions, on future production-based funding agreements. The Funding Agreement also contains other customary terms and conditions, including representations, warranties, covenants and events of default. The initial term of the Funding Agreement is 50 years, subject to successive 10-year extensions at the discretion of Sandstorm.

In the event of a partial expropriation of Entrée's economic interest, contractually or otherwise, in the Joint Venture Property, which is not reversed during the abeyance period provided for in the Funding Agreement, the Company will be required to return a pro rata portion of the Deposit (the amount of the repayment not to exceed the amount of the Unearned Balance), and the metal credits that the Company is required to purchase and deliver to Sandstorm will be reduced proportionately. In the event of a full expropriation, the full amount of the Unearned Balance must be returned with interest.

### *Private Placement*

On March 1, 2013, Sandstorm purchased 17,857,142 Common Shares of the Company at a price of C$0.56 per Common Share for gross proceeds of approximately C$10 million. As at December 31, 2014, Sandstorm held approximately 12.2% of the Company's issued and outstanding Common Shares.

Under the Funding Agreement, Sandstorm agreed that it will vote its Common Shares of the Company as the Company's Board specifies with respect to any proposed acquisition of the Company, provided the potential acquirer agrees to execute and deliver to Sandstorm a deed of adherence to the Funding Agreement.

### *Royalty Agreement*

Pursuant to a royalty agreement dated February 14, 2013 between Sandstorm and Entrée, Sandstorm purchased a 0.4% net smelter returns ("NSR") royalty on the future sale of any metals and minerals derived from a portion of the Ann Mason Project (which includes the Ann Mason and Blue Hill deposits) in Nevada. Consideration for the royalty was $5 million. In addition, Entrée granted to Sandstorm a right of first refusal in the event Entrée wishes to enter into a future royalty or streaming agreement on the Ann Mason Project.

**Environmental Compliance**

Entrée's current and future exploration and development activities, as well as future mining and processing operations, if warranted, are subject to various federal, state and local laws and regulations in the countries in which we conduct our activities. These laws and regulations govern the protection of the environment, prospecting, development, production, taxes, labour standards, occupational health, mine safety, toxic substances and other matters. Entrée expects to be able to comply with those laws and does not believe that compliance will have a material adverse effect on our competitive position. Entrée intends to obtain all licences and permits required by all applicable regulatory agencies in connection with our mining operations and exploration activities. Entrée intends to maintain standards of compliance consistent with contemporary industry practice.

*Ann Mason Project, Nevada*

Exploration permits issued by the Federal Bureau of Land Management ("BLM") and Nevada Division of Environmental Protection ("NDEP") are required for all exploration operations that include drilling or result in surface disturbance. Reclamation bonds remain in place until all reclamation work is complete and the Nevada Bureau of Mining Regulation and Reclamation ("BMRR") of the NDEP has signed off on re-vegetation of drill sites and access roads.

In December 2007, a Plan of Operations (the "PlanOp") and application for a Nevada Reclamation Permit (the "Permit") was submitted by M.I.M. (U.S.A.) Inc. ("MIM") to the NDEP, the BMRR and the BLM. The PlanOp was revised in March 2009 and covers the area surrounding the Ann Mason deposit.

In conjunction with the PlanOp submission, MIM retained the BLM and Enviroscientists Inc. of Reno, Nevada to conduct an Environmental Assessment in 2009. The Environmental Assessment was completed in December 2009. The "Finding of No Significant Impact and Decision Record" approving the PlanOp is dated January 19, 2010. The PlanOp allows for exploration activities consisting of drill sites and sump construction, road construction, road maintenance, overland travel, exploration drilling, and bulk sampling for a total of up to 50 acres of surface disturbance over a ten year period.

A phased cash bond, in the amount of $84,132, paid by MIM, was accepted by the Nevada State Office of the BLM on March 2, 2010, for exploration surface disturbance totalling 19.11 acres. Following the acquisition of MIM by Entrée in June 2010, a Change of Operator form was filed with the BLM. Effective August 3, 2010, Entrée Gold (US) Inc. ("Entrée US") was approved as operator and added as a co-principal on the bond.

In January 2011, Entrée US submitted an Amendment ("Amendment #1") to the PlanOp and minor modification to the Permit to the BLM and BMRR. In Amendment #1, an increase in the approved work area is proposed, with no change to the approved surface disturbance of 50 acres, or exploration techniques. On June 28, 2011, the BLM Sierra Front Field Office approved Amendment #1 and the amount of the financial guarantee for surface disturbance totalling 19.11 acres was increased to $147,568. To cover the financial guarantee, an additional bond, in the amount of $63,436 and posted by Entrée US in the form of a Certificate of Deposit, was accepted by the Nevada State Office of the BLM on July 5, 2011.

In late 2013, Entrée US submitted a second Amendment ("Amendment #2") to the PlanOp and minor modification to the Permit for the purpose of drilling up to 16 mineral exploration holes, 10 groundwater monitor wells and one production water well outside of the previously approved PlanOp area. Three additional groundwater monitor wells are proposed within the previously approved PlanOp area. The NDEP and BLM approved Amendment #2 in early 2014, and an additional reclamation bond in the amount of $31,276 was posted by Entrée US in June 2014.

Entrée US received approval for two minor modifications to Amendment #2 in September 2014 and March 2015. The September 2014 modification allowed for the drilling of 40 infill prefeasibility holes at Ann Mason. An additional reclamation bond in the amount of $34,903 was posted and accepted by the Nevada State Office of the

BLM. The March 2015 modification allows for the drilling of three additional exploration holes. An additional reclamation bond in the amount of $3,628 was posted on March 9, 2015.

Drill sites, sumps and selected access roads for 24 of the 78 Ann Mason holes completed to date have been re-contoured and seeded.  Drill sites, sumps and selected access roads for 31 of the 49 Blue Hill holes completed to date have been re-contoured and seeded. Inspection of completed reclamation work and confirmation of re-vegetation is required prior to release of the bond by the BLM.

Two other areas within the Ann Mason Project were originally permitted for exploration by Entrée US, through Notices of Intent.  The first permitted area is west and northwest of the PlanOp area.  A cash bond, in the amount of $51,051, paid by Entrée US, was accepted by the Nevada State Office of the BLM on May 3, 2010. The notice allows for a maximum disturbance of five acres.  All surface disturbance related to drilling and access roads for drilling has been re-contoured and re-seeded, and Entrée US has requested a release of the bond.  The second permitted area is located on the unpatented lode mining claims formerly known as the Roulette property.  A notice was submitted by Bronco Creek Exploration Inc. ("Bronco Creek") to the BLM to conduct exploration trenching and drilling and a cash bond, in the amount of $27,113, paid by Bronco Creek and reimbursed by Entrée US, was accepted by the Nevada State Office of the BLM on May 10, 2010.  Entrée US was added as bond co-principal in order to extend the coverage of the bond to include liabilities for operations conducted by Entrée US.  The notice allows for a maximum disturbance of five acres.  This surface disturbance and reclamation bond remains in place pending a future transfer to the Ann Mason PlanOp.

In addition, two areas within the Ann Mason Project were permitted for exploration through notices submitted by MIM prior to the Company's acquisition of MIM.  Notices of Intent for work on the Ludwig and Minnesota targets conducted by MIM remain open pending clearance of the reclamation work by the BLM.  MIM posted reclamation bonds in the amount of $11,017 for Ludwig and $12,100 for Minnesota.  Both bonds are administered through the State of Nevada reclamation bond pool.  Entrée US has completed surface reclamation and re-seeding on both targets and is working to have the bonds released by the BLM.

### Mongolia

Holders of an exploration or mining licence in Mongolia must comply with environmental protection obligations established in the Environmental Protection Law of Mongolia, Law of Environmental Impact Assessment and the Minerals Law.  These obligations include: preparation of an Environmental Impact Assessment ("EIA") for exploration and mining proposals; submitting an annual environmental protection plan; posting an annual bond against completion of the protection plan; and submitting an annual environmental report.

Environmental bonds have been paid to the local governments, Khanbogd and Bayan-Ovoo soums, equal to approximately $930 and $1445 respectively. These bonds cover current environmental liabilities for exploration work undertaken at Shivee West.  These amounts are refundable to Entrée on request once all environmental work has been completed to the satisfaction of the local soums. Entrée also pays to the local soums annual fees for water, land and road usage.

Development and exploration on the Joint Venture Property is controlled and managed by Rio Tinto on behalf of OTLLC, which is responsible for all environmental compliance.

## Competition

The mineral exploration, development, and production industry is largely unintegrated.  We compete with other exploration companies looking for mineral resource properties, the resources that can be produced from them and in hiring skilled professionals to direct related activities.  While we compete with other exploration companies in the effort to locate and licence mineral resource properties, we do not compete with them for the removal or sale of mineral products from our properties, nor will we do so if we should eventually discover the presence of them in quantities sufficient to make production economically feasible.  Readily available markets exist world-wide for the sale of copper, gold and other mineral products.  Therefore, we will likely be able to sell any copper, gold or mineral products that we are able to identify and produce.  Our ability to be competitive in the market over the long term is dependent upon our ability to hire qualified people as well as the quality and amount of mineralization discovered, cost of production and proximity to our market.  Due to the large number of companies and variables involved in the mining industry, it is not possible to pinpoint our direct competition.

**Employees**

At December 31, 2014, we had 35 full time and six temporary employees working for us in Canada, Mongolia and the United States (35 full time and one temporary as at March 30, 2015).  Thirteen employees are based in Vancouver, nine employees are based in Ulaanbaatar, Mongolia, and four employees are based at our field camp in the southern Gobi desert.

In the United States, Entrée had nine full time employees and six temporary employees at December 31, 2014 (nine full time and one temporary as at March 30, 2015).  The field operations are headed by an Exploration Manager who is supported by three full time geologists, three full time core technicians, and two full time administrative staff. None of our employees belong to a union or are subject to a collective agreement. We consider our employee relations to be good.

## MATERIAL MINERAL PROPERTIES

Entrée is a Canadian mineral exploration company based in Vancouver, British Columbia, focused on the worldwide exploration of copper, gold and molybdenum prospects.

Entrée has interests in two material properties.  The first, the Ann Mason Project in Nevada, is an advanced property which includes the 100% owned Ann Mason copper-molybdenum porphyry deposit, which hosts Indicated and Inferred mineral resources; the Blue Hill copper oxide deposit, which is located approximately 1.5 kilometres northwest of the Ann Mason deposit and hosts Inferred mineral resources; the Blackjack IP, Blackjack Oxide and Roulette porphyry style targets; and the Minnesota, Shamrock and Ann South copper skarn targets.

The second material property in which Entrée has an interest, the advanced Lookout Hill property in Mongolia, forms an integral part of the Oyu Tolgoi project in southern Mongolia.

## UNITED STATES

### *Ann Mason Project*

The Ann Mason Project, located in the Yerington District of Nevada, is one of Entrée's core advanced assets. With the completion of a positive PEA study in 2012, Entrée is now evaluating the most efficient and effective way of advancing the Ann Mason Project towards prefeasibility.  In addition, the Company is considering strategic partnerships, joint ventures and similar arrangements that would help facilitate the development of the project.

The project area is currently defined by the mineral rights to 1,657 unpatented lode claims on public land administered by the BLM, and title to 33 patented lode claims.  The project covers a total area of approximately 12,730 hectares ("ha") (31,456 acres).  Entrée assembled this package of claims through a combination of staking and a series of transactions undertaken since August 2009, including the acquisition of PacMag Metals Limited ("PacMag").

The Ann Mason Project hosts two known mineral deposits: Ann Mason and Blue Hill.  Both are copper-molybdenum porphyries although Blue Hill is predominantly an oxide copper deposit.  The project area also includes several early-stage copper porphyry targets located within 12 kilometres of the Ann Mason deposit, including the Blackjack IP, Blackjack Oxide and Roulette targets, as well as several copper skarn targets, including Minnesota, Shamrock and Ann South.  Unless otherwise described below, Entrée has a 100% interest, or an option to acquire a 100% interest, in the claims comprising the Ann Mason Project.

A total of 226 of the unpatented lode claims, to the west and north of the Ann Mason and Blue Hill deposits, are subject to a mining lease and option to purchase agreement ("MLOPA") with two individuals.  The agreement provides for an option to purchase the claims for $500,000, a 3% NSR royalty (which may be bought down to a 1% NSR royalty for $2 million) and annual advance minimum royalty payments of $27,500, which commenced in June, 2011 and will continue until the commencement of sustained commercial production.  The advance payments will be credited against future NSR royalty payments or the buy down of the royalty.

In September 2009, Entrée entered into an agreement to acquire an interest in 216 unpatented lode claims formerly known as the Roulette property. Under the terms of the agreement, Entrée may acquire an 80% interest in the claims by: (a) incurring expenditures of $1,000,000, making cash payments of $140,000 and issuing 85,000 Common Shares of the Company (completed); (b) making aggregate advance royalty payments totaling $375,000 between the fifth and tenth anniversaries ($50,000 paid to date); and (c) delivering a bankable feasibility study before the tenth anniversary of the agreement.

Seventeen of the patented lode claims, which occur outside of the Ann Mason and Blue Hill deposits, are subject to a 2% NSR royalty in favour of AngloGold Ashanti (Nevada) Corp., and 235 of the unpatented lode claims, including the claims covering the Ann Mason and Blue Hill deposits, are subject to a 0.4% NSR royalty in favour of Sandstorm.

Separate from the patented and unpatented lode claims comprising the Ann Mason Project, Entrée has an option to purchase 21 unpatented placer claims within the project boundaries, pursuant to an agreement entered into on April 30, 2014.  In consideration of the option and a grant of access over the placer claims for the purpose of locating its own unpatented lode claims, Entrée paid $35,000 and issued 250,000 Common Shares of the Company. Entrée may extend the option period to acquire the placer claims to a maximum of five years, by making additional payments of $35,000 each on the six-month (paid), first, second, third and fourth anniversaries of the effective date of the agreement. Entrée may exercise the option at any time by paying a purchase price of $500,000. All cash option payments made by Entrée will be credited towards the purchase price.

Entrée's exploration work on the Ann Mason Project has primarily been focused on upgrading and expanding the mineral resources of the Ann Mason deposit, outlining new copper-oxide and sulphide mineralization at Blue Hill and identifying and drill testing new copper targets on other areas of the Ann Mason Project.

**Figure 3 - Ann Mason Project Map**



In February 2012, the Company retained AGP Mining Consultants ("AGP") to provide a NI 43-101 compliant PEA on the Ann Mason deposit. As part of the PEA, the Ann Mason deposit mineral resources were updated by Quantitative Group Pty Ltd ("QG"). The PEA focused on the Ann Mason sulphide copper deposit and concluded that it could be developed as a large-scale open pit mine with a conventional sulphide flotation milling operation. AGP also provided the first mineral resource estimate for the Blue Hill deposit. While the resource estimate for Blue Hill is included in the PEA technical report, it was not evaluated as part of the PEA.

On October 24, 2012, the Company announced the results of the PEA on the Ann Mason deposit. Key results from the PEA can be summarized as follows:

- Base case, pre-tax net present value (using a 7.5% discount rate) ("NPV7.5") of $1.11 billion, internal rate of return ("IRR") of 14.8%, and payback of 6.4 years, based on long term metal prices of $3.00/lb copper, $13.50/lb molybdenum, $1,200/oz gold and $22/oz silver (the "Base Case");

- Base Case, post-tax NPV7.5 of $690 million, IRR of 12.6%, and payback of 7.1 years;

- Development capital costs of approximately $1.28 billion, including contingency;

- Average cash costs[1] (net of by-product sales) of $1.46/lb copper;

- Net annual undiscounted cash flow over the life of mine ("LOM") is approximately $227 million per year;

- 100,000 tonnes per day ("tpd") conventional open pit mine utilizing a conventional sulphide flotation mill with a 24 year mine life;

- LOM production of 5.14 billion pounds of copper and 36.4 million pounds of molybdenum;

- LOM strip ratio of 2.16:1 waste to mineralized material;

- LOM average copper recovery of 93.5%; and

- Copper concentrate grading 30%.

The PEA is preliminary in nature and includes Inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

The following information was taken from "Amended and Restated Preliminary Economic Assessment on the Ann Mason Project Nevada, U.S.A." with an effective date of October 24, 2012, amended October 15, 2014 ("AMTR12"). AMTR12 was prepared by AGP, and a copy is filed on SEDAR at www.sedar.com. AMTR12 forms the basis for the information in this AIF regarding the Ann Mason Project. Portions of the information are based on assumptions, qualifications and procedures, which are not fully described herein. Reference should be made to the full text of AMTR12.

### *Project Description and Location*

The Ann Mason Project is located in west-central Nevada, approximately 75 kilometres southeast of Reno, 45 kilometres southeast of Carson City (the capital of Nevada), and 7 kilometres west of the town of Yerington. The Ann Mason Project is situated within the Yerington Mining District, a historical copper mining district that covers the eastern side of the Ann Mason Project in Lyon County. It is centered at approximately latitude 39°00' N and longitude 119°18' W, within both Douglas and Lyon Counties.

The Ann Mason Project comprises both mineral rights to unpatented lode claims on public land administered by the BLM, and title to patented lode claims. It is necessary for unpatented claim owners or their lessees to perform the following acts annually in order to maintain the claims in good standing: (1) on or before September 1 (the beginning of the assessment year), the owner/lessee must pay a claim maintenance fee of $155.00 per claim along with an Affidavit and Notice of Intent to Hold to the State Office of the BLM in which the claim is located; (2) on or before November 1, the owner/lessee must record an Affidavit that the BLM required fees have been paid and Notice of Intent to Hold for the previous claim maintenance year in the county in which the claims are located. The Affidavit and Notice of Intent to Hold must be accompanied by a fee equal to $10.50 per claim plus a nominal fee for county document recording. A Notice of Intent to Hold has been recorded with Douglas and Lyon Counties and with the BLM for the 2014 annual assessment year which ended at noon on September 1, 2014. The required annual mining claim maintenance fees in the amount of $155.00 per claim have been paid to the BLM for the 2015 assessment year which began on September 1, 2014. Title to unpatented mining claims is subject to the paramount title of the United States.

---

[1] Cash costs is a non-U.S. GAAP Performance Measurement. This performance measure is included because this statistic is widely accepted as the standard of reporting cash costs of production in North America. This performance measure does not have a meaning within U.S. GAAP and, therefore, amounts presented may not be comparable to similar data presented by other mining companies. This performance measure should not be considered in isolation as a substitute for measures of performance in accordance with U.S. GAAP.

All property taxes payable to Lyon County for the patented claims have been timely paid and are current.

Surface rights to the areas covered by unpatented lode mining claims are vested with the BLM, which regulates surface management.  Entrée owns the surface rights to the Ann Mason Project's 33 patented claims.

### *Accessibility, Climate, Local Resources, Infrastructure and Physiography*

Both the Ann Mason and Blue Hill deposits are located approximately 1.5 kilometres apart in the southeast portion of the project, where topography is mostly rolling mountains, with occasional steep slopes and wide, open valleys. Elevations range from roughly 1,400 to 1,940 metres above sea level ("masl").  Roulette, Blackjack IP, Blackjack Oxide, Minnesota, Shamrock and Ann South are all early-stage targets.  Access is very good to all parts of the project and work can be completed all year round in a desert environment with hot dry summers and cool winters with occasional snow.

Reno is the closest major city, whose international airport has daily flights to various international and domestic destinations. Yerington (population 3,300) is the closest city to the project, and can be accessed from Reno along 132 kilometres of paved highway (approximately 1.5 hours).  Yerington is about seven kilometres east of the project boundary and has an economy primarily based on agriculture and ranching.  Mining was also significant between the 1950s and early 1980s.  Although Yerington has limited services for an advanced project, basic consumables and accommodations are available there.

Northwest Nevada has a well-developed network of paved highways and secondary roads.  Highway 95 links Yerington to the interstate highway system.  The nearest access to the rail network is located at Wabuska, 19-kilometres north of Yerington.  There is a small airport in Yerington with a 1.8 kilometre paved runway but no regular scheduled flights.  Yerington is connected to the State power grid and there is a power substation located in Weed Heights, adjacent to the former Yerington mine, 2.5 kilometres east of the project.

The nearest known sources of water are the Walker River, located about 5.5 kilometres east of the project, and the northern portion of Smith Valley, seven kilometres southwest of Ann Mason.

All water within Nevada belongs to the public and is subject to appropriation for beneficial uses, such as mining. The State Engineer is responsible for administering and enforcing Nevada water law, which includes the appropriation of surface and ground water in the State.  Water rights may be acquired by making application to the State Engineer to acquire new water rights, or by leasing or purchasing existing water rights from a third party. Entrée has retained a consultant to examine and make recommendations with respect to the appropriation or acquisition of water rights for the Ann Mason Project.  Water required for exploration drilling is currently purchased from the City of Yerington.

The proposed Ann Mason pit will be a large scale open pit operation.  A variety of skills will be required for normal operation.  It is anticipated that in excess of 600 permanent positions will be required for operation of the mine without consideration for the additional contract labour by various vendors.  The workforce will include, but not be limited to, equipment operators, mechanics, electricians, office staff and supervisors. Nevada has a long history of mining and numerous large scale operations with which to share mining personnel.  However, training will be required for entry level positions and internally to upgrade existing local labour.

### *History*

Anaconda Copper Mining Company ("Anaconda") explored the Ann Mason Project area between 1956 and 1975, with the bulk of the work focused on the Ann Mason deposit area.  During 1969 and 1970, approximately 78,000 feet (approximately 23,775 metres) of drilling was done, delineating the initial resources for the Ann Mason deposit.  Anaconda also completed geophysical surveys and preliminary metallurgical testwork and the initial drill holes over the Blue Hill deposit.

Other companies, including Phelps Dodge Corporation, Mount Isa Mines (MIM), Lincoln Gold, PacMag and Honey Badger Exploration completed exploration programs over the project between 1995 and 2009, including varying amounts of RC and core drilling.  The historical drilling completed on the project is summarized in Table 1 below:

**Table 1 – Ann Mason Historical Drilling**

| Date | Target | Company | No. Drill Holes (core or RC) | Metres (m) |
|---|---|---|---|---|
| 1967 – 1980 | Ann Mason | Anaconda | 103 | 40,577 |
| 1990 | Ann Mason | Arimetco | 1 | 171 |
| 2002 | Ann Mason | MIM | 5 | 914 |
| 2006 - 2008 | Ann Mason | PacMag | 12 | 6,973 |
| Subtotal (Ann Mason) | | | 121 | 48,635 |
| 1968 - 1970 | Blue Hill | Anaconda | 13 | 2,943 |
| 1995 | Blue Hill | Phelps Dodge | 4 | 610 |
| 2007 - 2008 | Blue Hill | PacMag | 9 | 3,438 |
| Subtotal (Blue Hill) | | | 26 | 6,991 |
| 2008 | Minnesota | PacMag | 3 | 560 |
| TOTAL | | All Companies | 150 | 56,186 |

***Geological Setting and Mineralization***

The Ann Mason Project area includes two main mineralized deposits: Ann Mason, a copper-molybdenum porphyry hosted by granodiorite and quartz monzonite; and Blue Hill, a copper oxide and sulphide deposit, located approximately 1.5 kilometres northwest of the Ann Mason deposit.  Several other underexplored copper oxide and sulphide targets are located throughout the Ann Mason Project area.

Regional Geology

Ann Mason is hosted by several phases of the Jurassic-aged Yerington batholith, including granodiorite ("Jgd"), porphyritic quartz monzonite ("Jpqm"), quartz monzonite ("Jqm") and younger quartz monzonite porphyry dykes "(Qmp-a", "Qmp-b" and "Qmp-c").  Copper mineralization primarily occurs within a broad zone of main-stage potassic alteration containing chalcopyrite and bornite.  An assemblage of chalcopyrite-epidote or chalcopyrite-epidote-quartz mineralization locally overprints main-stage potassic alteration and copper mineralization.

Within the Yerington district, Mesozoic host rocks and copper-molybdenum porphyry deposits have been rotated 60° to 90° westward by Miocene age normal faulting and extension.  As a result, mineralized intercepts in vertical drill holes through Ann Mason represent approximately horizontal intervals across the original pre-tilt geometry of the deposit.

Ann Mason Deposit

The Ann Mason deposit has the characteristics of a typical, large copper-molybdenum porphyry system.  Projected to the surface, the 0.15% copper envelope covers an area approximately 2.3 kilometres northwest and up to 1.3 kilometres northeast.  At depth, this envelope extends more than a kilometre below surface.  The mineralization remains open in most directions.

Within the 0.15% copper envelope the highest grades occur within a 200 metre to 800 metre thick, west-plunging zone that surrounds the intrusive contact between granodiorite and porphyritic quartz monzonite.  Within this zone, the highest copper grades are dependent on vein density, sulphide species, frequency, and relative age of quartz monzonite porphyry dykes and the mafic content of the granodiorite. Mineralization is closely associated with quartz monzonite (Qmp-a and Qmp-b) porphyry dykes.

Sulphide zoning is that of a typical porphyry copper with an outer pyritic shell, and concentric zones of increasing chalcopyrite and decreasing pyrite progressing inward to a central zone of chalcopyrite-bornite.

Within the northeast, southeast, and southwest quadrants of the deposit chalcopyrite and chalcopyrite-bornite are the primary sulphide domains. This mineralization is the most dominant in terms of overall deposit tonnage and continues to the drilled depth of the deposit. In the northwest quadrant the primary sulphide domain is chalcopyrite ≥ pyrite; a domain that forms thick intervals of >0.3% copper, with only minor bornite present at depth, near the granodiorite-porphyritic quartz monzonite contact.

Chalcopyrite occurs as individual grains in veins and disseminated in rock, as fillings in brecciated pyrite grains, attached to or included in pyrite grains, and attached to or included in bornite. Bornite occurs as separate grains in veins, and disseminated in rock and attached to chalcopyrite. Sparse chalcocite occurs as replacement rims on chalcopyrite, but more commonly as replacement rims or exsolution replacement of bornite.

Molybdenum occurs as molybdenite in quartz veins and on fracture or shear surfaces as molybdenum paint in several of the copper domains. In the current resource model molybdenum is constrained within a >0.005% molybdenum grade envelope that occurs almost entirely within the 0.15% copper envelope and extending further below, where sodic (albite) alteration has removed copper mineralization, leaving molybdenum largely in place. The molybdenum mineralization also remains open towards the north.

Silver ≥0.6 grams per tonne ("g/t") and gold ≥0.06 g/t are closely associated with the occurrence of bornite within the chalcopyrite-bornite sulphide domain.

Alteration types include a broad, main-stage zone of potassic alteration (secondary biotite, K-feldspar), an outer propylitic zone (chlorite and epidote occurring with pyrite) and restricted late-stage overprints of sodic-calcic (chlorite+oligoclase±epidote), sodic (albite), sericite, zeolite and gypsum. Late-stage sodic and sericite alteration occur along late, high-angle faults and as local, pervasive alteration of rocks. In areas of strong (>15%) albite or sericite alteration, the copper grades can locally be greatly reduced, resulting in copper grades <0.2% and in places, <0.05%. Molybdenum mineralization is not significantly affected by the late sodic alteration, beyond partial remobilization from veins into nearby fractures and shears.

Two prominent structures form structural boundaries to the Ann Mason resource:

- The relatively flat Singatse Fault truncates the upper surface of the 0.15% copper envelope over a portion of the deposit and juxtaposes sterile Tertiary volcanic rocks on top of the mineralized intrusives.

- A high-angle, northwest-trending, southwest-dipping fault located along the southwest margin of the resource juxtaposes chlorite-altered rocks with pyrite mineralization in the hanging wall against potassically-altered rocks with copper-molybdenum mineralization in the footwall. Copper-molybdenum mineralization in the footwall remains open at depth along the entire strike length of the fault.

Other, late, high-angle faults, either with or without sodic or sericite alteration, cross the deposit in various orientations.

Blue Hill Deposit

The Blue Hill deposit is approximately 1.5 kilometres northwest of Ann Mason and occurs in a very similar geologic environment, but in a separate fault block. Blue Hill will not be included in the PEA until additional exploration work is completed.

Two main styles of porphyry mineralization have been identified: near surface, oxide/mixed-copper mineralization; and underlying copper-molybdenum sulphide mineralization.

Both styles of mineralization are hosted by quartz monzonite with lesser amounts of porphyritic quartz monzonite and quartz monzonite porphyry. The low-angle, southeast dipping Blue Hill Fault strikes northeast through the middle of the target, cutting off a portion of the near-surface oxide mineralization. However, sulphides continue below the fault to the southeast.

The oxide zone is exposed on surface and has been traced by drilling as a relatively flat-lying zone covering an area of about 900 metres by 450 metres, and continuing for several hundred metres further to the west as a thinner zone. Significant copper oxides, encountered in both RC and core drill holes extend from surface to an average depth of 124 metres. Oxide copper mineralization consists of malachite, chrysocolla, rare azurite, black copper-manganese oxides, copper sulphates, and copper-bearing limonites. Mineralization occurs primarily on fracture surfaces and in oxidized veins or veinlets. A zone of mixed oxide/sulphide mineralization with minor chalcocite is present below the oxide mineralization to depths of up to 185 metres and averaging about 160 metres. The copper oxide zone remains open to the northwest.

Oxide copper mineralization at Blue Hill is interpreted to be the result of in-place oxidation of copper sulphides with only minor transport of copper into vugs, fractures, and faults or shear zones. No significant zones of secondary enrichment have been observed.

The copper-mineralized sulphide zone underlies the southern half of the oxide mineralization and continues to depth towards the southeast, below the Blue Hill Fault. Mineralization consists of varying quantities of pyrite, chalcopyrite, and molybdenite. Local, higher-grade sulphide mineralization commonly occurs within zones of sheeted veins containing chalcopyrite, magnetite and secondary biotite. Significant amounts of disseminated molybdenum mineralization have been observed locally, often in contact with dykes. To the northwest, below the oxides only a few holes have tested the sulphide potential; however, in this direction the sulphides appear to be increasingly pyritic with only minor amounts of copper.

Alteration assemblages are similar to Ann Mason except that original zoning is difficult to discern in areas of pervasive oxidation. Within zones of sulphide mineralization, propylitic alteration is more widespread and potassic alteration is more restricted to quartz monzonite porphyry dykes and immediately adjacent rocks of the Yerington batholith. Late stage sodic alteration locally reduces copper grades, similar to what has been observed at Ann Mason.

The sulphide mineralization remains open is several directions, most importantly, to the southeast, towards Ann Mason.

***Recent Exploration***

Until May 2012, exploration at Ann Mason and Blue Hill was mainly focused on resource drilling which is discussed in more detail in following sections.

Exploration by Entrée in late 2012 comprised soil and rock geochemical sampling and geological mapping over areas covering approximately 740 ha to the north of the Blue Hill and to the south and southwest of the Ann Mason deposits. This work identified several targets requiring further evaluation.

From April to July 2013, Entrée completed 993 metres of RC pre-collar drilling and 2,159 metres of core drilling in five holes to test the Ann Mason and Blue Hill deposits and other nearby exploration targets. Holes varied in depth from 502 to 811 metres.

At the Ann Mason deposit, core drilling in 2013 was designed to test for extensions of mineralization within the current pit design, primarily along the northeast and northwest margins of the deposit. Three of the five core holes drilled at Ann Mason extended copper mineralization 190 metres to 250 metres northwest and northeast of the deposit. Near the east end of the deposit, hole EG-AM-13-035 intersected 220 metres (from 262 metres depth) averaging 0.30% copper, 0.07 g/t gold and 1.70 g/t silver. Included within the intersection is a higher-grade interval of 100 metres grading 0.43% copper, 0.11 g/t gold and 2.75 g/t silver. Drill holes EG-AM-13-033 and 034, on the northeast side of the deposit, returned 310 metres of 0.21% copper and 46.0 metres of 0.27% copper, respectively and extend copper mineralization up to 250 metres northeast of the current mineral resource. Ann Mason mineralization remains open in several directions and further drilling programs will be needed to test this potential.

Two shallow, widely-spaced RC holes (totalling 180 metres) were completed about 500 to 900 metres to the west of Ann Mason to test a new, near-surface oxide copper target. Holes EG-AM-13-038 and 039 encountered narrow intervals of 0.16% to 0.20% oxide copper within strong, quartz-sericite-pyrite alteration. Deeper sulphide potential below these holes remains untested.

During 2013, drilling at Blue Hill successfully located westward extensions of the current deposit; however, to the east, oxide and mixed mineralization is truncated by the low angle Blue Hill Fault. Although most recent drill holes mainly tested oxide mineralization, two diamond holes (EG-BH-11-019 and 021) were drilled east of the oxide copper zone to test deeper sulphide copper potential. Drilling of the underlying sulphide target remains very widely-spaced, but has identified a target area more than one kilometre in width, which remains open in most directions. Significant molybdenum mineralization was also intersected in two of the drill holes targeting the sulphide mineralization.

Hole EG-BH-11-031, located approximately one kilometre east of Blue Hill, intersected a near-surface zone of copper-oxide mineralization assaying an average of 0.28% copper over 13.8 metres from a depth of 22.2 metres.

A short program of fill-in induced polarization ("IP") (31 line-kilometres) was completed in June 2013 over the central area of the Ann Mason Project.

On July 16, 2014, the Company announced the commencement of a prefeasibility drill program, designed to upgrade the mineral resources contained in the PEA Phase 5 pit from Indicated and Inferred to a mix of Measured and Indicated categories. The infill drill program commenced in August 2014 and was completed in late January 2015. The program comprised 40 holes and a total of approximately 19,265 metres combined RC pre-collars and core.

RC pre-collars were generally restricted to barren, overlying volcanics. Drilling changed to HQ diameter core, which was continually sampled over two metre intervals once mineralized rocks of the Yerington batholith were encountered or hole conditions dictated the change to core. Depths of holes ranged from 274.9 metres to 884.9 metres, depending on position within the Phase 5 pit, and hole angles varied from -60 to -90 degrees.

On January 21, 2015, the Company reported assay results from the first 20 holes with the remaining 20 holes being reported on March 10, 2015. Highlights include:

- EG-AM-14-041, located near the centre of the deposit, with 390 metres of 0.35% copper;
- EG-AM-14-043, located near the centre of the deposit, with 409 metres of 0.35% copper;
- EG-AM-14-046, the eastern-most drill hole, with 112.3 metres of 0.34% copper;
- EG-AM-14-050, with 176 metres of 0.35% copper;
- EG-AM-14-057, with 327.4 metres of 0.38% copper, including 0.42% copper and 0.12 g/t gold over 200

metres;

- EG-AM-14-059, with 466 metres of 0.31% copper;
- EG-AM-14-065 with 150 metres of 0.38% copper;
- EG-AM-14-067, with 377 metres of 0.32% copper;
- EG-AM-14-073, on the northeast rim of the deposit, with 102 metres of 0.36% copper; and
- EG-AM-14-076, immediately northwest of 043, with 190 metres of 0.34% copper and a separate interval of 180 metres of 0.38% copper.

Of the 40 holes drilled, 25 ended in mineralization (copper values greater than the 0.15% copper cut-off). Lower grade holes tend to be located toward the northern-most border of the Phase 5 pit, in areas where strong mineralization was not expected. Only one hole, EG-AM-14-049, drilled along the northernmost border of the Phase 5 pit, failed to return any significant results.

### *Drilling, Sampling and Analysis and Security of Samples*

At Ann Mason, diamond drilling has concentrated on expanding and upgrading the mineral resources within the 0.15% copper envelope, and defining zones of higher grade mineralization. At Blue Hill, drilling was primarily by RC, designed to test the extent of shallow oxide copper mineralization, but also to establish the potential for deeper, sulphide mineralization.

Entrée has completed 78 drill holes totalling approximately 56,200 metres of combined RC pre-collar and core drilling at Ann Mason.

Entrée has completed 40 RC and diamond drill holes totalling approximately 9,000 metres at the Blue Hill deposit. Six additional diamond drill holes totalling approximately 2,700 metres have been completed in areas adjacent to the Blue Hill deposit.

Drilling conducted by Entrée has been accompanied by a thorough QA/QC program, which currently includes the regular insertion of coarse blanks, core twins, coarse duplicates, pulp duplicates and standards with each batch. A review of the regular QC data indicates that the copper and molybdenum assays are of acceptable precision and accuracy to be used in mineral resource estimates.

Several sampling and analytical campaigns have been completed at the Ann Mason Project. Samples from Entrée's previous drilling programs have been prepared and analyzed at Skyline Assayers and Laboratories, in Battle Mountain and Sparks, Nevada and Tucson Arizona; at Acme Analytical Laboratories, in Elko and Reno, Nevada and Vancouver, British Columbia; or at ALS Chemex, in Sparks, Nevada and Vancouver, British Columbia. At the completion of the assaying, approximately 5% of the pulps were sent to Acme Analytical Laboratories in Vancouver, British Columbia, an independent laboratory, for secondary lab check assays. Entrée's review of the check assay results did not reveal any significant bias between the primary and secondary labs for both copper and molybdenum at Ann Mason.

Samples from the most recent in-fill drilling program have been prepared at Acme Analytical Laboratories, in Elko and Reno, Nevada and then analyzed at Acme's main laboratory in Vancouver, British Columbia. At the completion of the current sampling program, approximately 5% of the pulps were sent to ALS Chemex in Vancouver, an independent laboratory, for secondary lab check assays. At the time of this AIF, results had been returned for 20 of the holes drilled and Entree's review of the check assay results did not reveal any significant bias between the primary and secondary labs for both copper and molybdenum.

Entrée personnel or contractors have carried out all of the current sampling programs.

Assay samples are kept in a secure facility prior to being picked up by the laboratory. Sample shipments are picked up by laboratory personnel and taken to the lab. Strict chain of custody procedures are maintained during the transporting of the samples to the labs. An Entrée Sample Submittal Form and order for Analytical Services is transmitted with each sample shipment, with a copy retained by Entrée. The form includes shipment number, date shipped, shipping method, destination, number of bags, and contents of shipment (range of sample numbers). Individual assay samples are packaged in woven, polypropylene bags (four per bag), secured with plastic zip ties. The polypropylene bags are shipped on wooden pallets secured with shrink wrap. All sample shipments are made by Entrée or laboratory vehicles and personnel. Upon delivery to the laboratory, sample shipment information is recorded into the laboratory's Information Management System. Indications of tampering or discrepancies between samples received and samples shipped are reported to Entrée by the laboratory. In some cases, the laboratory will e-mail delivery confirmation to Entrée.

Once logged and split, the core is stored on racks or, in the case of wooden core boxes, stacked on pallets in a secure storage facility.  Most of the pulps and coarse rejects are returned to Entrée's Yerington facility, where they are catalogued and stored on site in a secure location. Pulps that were analysed by Acme in Vancouver are stored in Vancouver or have been destroyed; however, rejects for these samples are stored at Entrée's facility in Yerington.

AGP is of the opinion that the sample preparation, analytical procedures, and security measures in place during the sampling programs are adequate to support the mineral resource estimates.

In 2012, Entrée initiated a program of re-sampling and assaying approximately 12,413 metres of historical Anaconda core (6,142 samples) from 44 historical drill holes.  This includes additional core from 19 of the 23 drill holes partially re-sampled by PacMag in 2006 and core from 25 complete holes selected by Entrée.  The purpose of the re-assay work was to increase the database of molybdenum, gold and silver assays and provide more uniform coverage throughout the deposit, allowing these by-product elements to be brought into the resource estimates. The study also validates the copper grades originally reported by Anaconda.  Entree's review indicates a good comparison between Entree's copper assay results and the historical data, with a low bias (1.0%) noted between the two sets of data.

### *Mineral Resource Estimates*

#### Ann Mason Deposit

The Company contracted QG based in Perth, Australia, to prepare an updated mineral resource estimate for the Ann Mason deposit in early 2012.  The current resource estimate is contained within a constraining Lerchs-Grossmann ("LG") pit shell, generated by AGP, and is based on approximately 33,000 metres of Entrée drilling in 30 holes and approximately 49,000 metres of historical drilling in 116 holes.  The resource database also includes re-assaying of 6,142 samples from 44 historical Anaconda core holes, to allow molybdenum, gold, and silver values to be estimated.  At a base case cut-off of 0.20% copper, the deposit is estimated to contain an Indicated resource of 1,137 million tonnes ("Mt") at 0.33% copper and 0.006% molybdenum and an Inferred resource of 873 Mt at 0.29% copper and 0.004% molybdenum.  By-product levels of gold and silver were also estimated and are shown in Table 2 below.  The mineral resource estimate is CIM compliant and prepared in accordance with NI 43-101. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

**Table 2 – Ann Mason Mineral Resources (Effective Date August 14, 2012)**

| Cutoff (% Cu) | Tonnage (Mt) | Cu (%) | Mo (%) | Au (g/t) | Ag (g/t) | Cu (Blb) | Mo (Blb) |
|---|---|---|---|---|---|---|---|
| **Indicated** | | | | | | | |
| 0.15 | 1,233 | 0.31 | 0.006 | 0.02 | 0.55 | 8.53 | 0.16 |
| **0.20** | **1,137** | **0.33** | **0.006** | **0.02** | **0.57** | **8.15** | **0.15** |
| 0.25 | 912 | 0.35 | 0.006 | 0.03 | 0.60 | 7.02 | 0.12 |
| 0.30 | 639 | 0.38 | 0.006 | 0.03 | 0.64 | 5.37 | 0.09 |
| 0.35 | 388 | 0.42 | 0.007 | 0.03 | 0.69 | 3.58 | 0.06 |
| **Inferred** | | | | | | | |
| 0.15 | 1,017 | 0.27 | 0.004 | 0.03 | 0.61 | 6.16 | 0.10 |
| **0.20** | **873** | **0.29** | **0.004** | **0.03** | **0.65** | **5.59** | **0.08** |
| 0.25 | 594 | 0.32 | 0.004 | 0.04 | 0.73 | 4.20 | 0.05 |
| 0.30 | 330 | 0.36 | 0.004 | 0.04 | 0.81 | 2.60 | 0.03 |
| 0.35 | 152 | 0.40 | 0.004 | 0.04 | 0.86 | 1.34 | 0.01 |

The key estimation parameters used by QG for the Ann Mason estimate are as follows:

- Copper was interpolated using a single estimation domain created using an approximate 0.15% copper threshold. A similar however smaller domain was built for molybdenum using a 0.005% threshold.

- Assays were composited tofive5 metres in line.

- Copper and molybdenum variograms show that there is not a high degree of anisotropy; there is a moderate nugget effect and ranges up to 300 metres were modelled.

- Inside the copper domain, composites above 2% were given a restricted range of influence (40 metres). For molybdenum, a similar strategy was applied at 0.01% molybdenum.

- Estimation of 40 x 40 x 15 metre blocks was by ordinary kriging ("OK").

- Density in the mineralized porphyry was based on 4,051 wax-immersion determinations and an OK model was built. In the volcanics above the Singatse Fault a single bulk density value (2.34) based on 130 measurements was used.

- The resource was classified into Inferred or Indicated using a number of factors, taking into account confidence in the model, data spacing and various complementary geostatistical parameters, as follows:

  - Indicated: Material inside the 0.15% copper domain with a spacing of approximately 100 metres x 75 metres or less and with a slope of regression (a measure of conditional bias) above 0.7.

  - Inferred: Material inside the 0.15% copper domain with a spacing of greater than 100 metres, but less than 175 metres (i.e. the rest of the copper domain).

  - Not Classified: All material outside the 0.15% copper domain or below the economic pit shell.

The general parameters of the LG pit are as follows:

- three-year trailing average gross metal values of $3.61/lb copper, $14.94/lb molybdenum, $1,425/oz gold, and $27.91/oz silver.

- metallurgical recoveries of 92% copper, 50% molybdenum, 50% gold and 55% silver.

- mining costs: $1.09 per tonne ("t") base cost to the 1,605 metre level then increasing by $0.02/t per 15 metre bench below that level.

- process and general management and administration ("G&A") costs of $6.12/t ($5.82/t process plus $0.30/t G&A).

- pit slopes of 52° in the volcanic rock and 44° in the porphyry mineralization.

<u>Blue Hill Deposit</u>

AGP estimated mineral resources at Blue Hill, which were not included in the PEA mine design and economic analysis. The Blue Hill resource estimate was prepared as a first step in determining if Blue Hill could serve to generate early cash flow for Ann Mason, should the Ann Mason deposit advance to production.

Blue Hill, as currently defined by the 0.075% copper shell and the constraining resource pit, underlies a 900 metre by 450 metre area. Combined oxide and mixed zones range up to 185 metres in thickness (thinning to the northwest) with the sulphide zone appearing at an average depth of 160 metres below surface. Mineralization remains open in several directions.

Preliminary metallurgy suggests the oxide and mixed copper mineralization is amenable to low-cost, heap leach and solvent extraction/electrowinning ("SX/EW") processing. Average copper recovery in the oxide mineralization in column leach testing is 86%, while the mixed material returned 83% recovery. The underlying sulphide-copper mineralization has only been tested with ten widely spaced holes and remains open in most directions.

The estimate is based on copper, molybdenum, gold, and silver drill hole sample grades collected from 6 core and 24 RC drill holes completed by Entrée, and also from 20 historical core and RC drill holes completed by Anaconda and PacMag.

The key parameters of the estimate are as follows:

- Domains were modelled in 3D to separate oxide, mixed, and primary mineralization from surrounding waste rock. The domains were modelled to a nominal 0.075% copper cut-off.

- High-grade outliers in the drill hole assay database were capped to 0.75% for copper, 0.03 g/t for gold, and 2 g/t for silver prior to compositing. No capping was applied to molybdenum.

- Drill hole assays were composited to five metre lengths interrupted by the overall mineralization boundary.

- Block grades for copper, molybdenum, gold, and silver were estimated from the drill hole composites using inverse distance weighted to the second power ("ID2") into 40 x 40 x 15 metre blocks coded by domain. Molybdenum, gold, and silver were estimated for sulphide blocks only.

- Dry bulk density was estimated globally for each domain from drill core samples collected throughout the deposit. The oxide and mixed zones were assigned a density of 2.57 tonnes per cubic metre ("t/m3") and the sulphide zone was assigned 2.62 t/m3.

- All blocks were classified as Inferred in accordance to CIM definitions.

Mineral resources were reported within an LG pit shell, generated by AGP, above a copper cut-off of 0.10% for the oxide and mixed zones and 0.15% for the sulphide zone.

The general parameters of the LG pit are as follows:

- average gross metal values of:

- - $3.32/lb copper for oxide and mixed material.
  - - $3.16/lb copper, $12.12/lb molybdenum, $1,057/oz gold, and $13.58/oz silver for sulphide material.
- metallurgical recoveries of:
  - - 81.7% leachable oxide copper.
  - - 75% for mixed material.
  - - 92% copper, 50% molybdenum, 50% gold and 55% silver for sulphide material.
- mining costs:
  - - oxide and mixed feed material - $1.30/t.
  - - sulphide feed material - $1.13/t.
  - - all waste costs - $1.13/t.
- process and G&A costs of:
  - - $5.06/t for oxide and mixed material.
  - - $6.22/t for sulphide material.
- pit slopes of 40 degrees in both the overlying volcanic and in the mineralized granodiorite.

Pit-constrained resources are reported separately for oxide, mixed and sulphide copper mineralization. The Blue Hill resource is currently 72.13 Mt grading 0.17% copper in the oxide and mixed zones and 49.86 Mt grading 0.23% copper in the sulphide material (Table 3). Mineral resources that are not mineral reserves do not have demonstrated economic viability.

**Table 3 – Blue Hill Inferred Mineral Resource (Effective Date July 31, 2012)**

| Zone | Cu Cut-off (%) | Tonnes (Mt) | Grade Cu (%) | Contained Cu (Mlb) | Mo (%) | Au (g/t) | Ag (g/t) |
|---|---|---|---|---|---|---|---|
| Oxide Zone | 0.10 | 47.44 | 0.17 | 179.37 | - | - | - |
| Mixed Zone | 0.10 | 24.69 | 0.18 | 98.12 | - | - | - |
| **Oxide + Mixed Zones** | **0.10** | **72.13** | **0.17** | **277.49** | **-** | **-** | **-** |
| **Sulphide Zone** | **0.15** | **49.86** | **0.23** | **253.46** | **0.005** | **0.01** | **0.3** |

Notes: 1. Mineral resources are classified in accordance with the 2010 CIM Definition Standards for mineral resources and mineral reserves.

2. Mineral resources do not include external dilution, nor was the tabulation of contained metal adjusted to reflect metallurgical recoveries.

3. Tonnages are rounded to the nearest 10,000 tonnes, and grades are rounded to two decimal places.

4. Rounding as required by reporting guidelines may result in apparent summation differences between tonnes, grade, and contained metal content.

5. Material quantities and grades are expressed in metric units, and contained metal in imperial units.

*Geotechnical*

The Company retained BGC Engineering Inc. ("BGC") in association with AGP to undertake a geotechnical review of the proposed open pit. To accomplish this, BGC completed a site visit in February/March 2012. During the site visit, rock mass characterization was completed by reviewing available core, visiting the Yerington pit, located on an adjacent property owned by Quaterra Resources Inc. ("Quaterra"), and by examining the Ann Mason site with Entrée personnel.

The drill core that was reviewed from the Ann Mason deposit was primarily located in the area of mineralization; no drill core was available in the area of the proposed pit slopes. In addition, much of the drill core reviewed had been cut and sampled for assays. Drill core was HQ diameter and recovered with the "double tube" method, typical of exploration geology drilling. This method is adequate for geology logging and assay; however, the core can be disturbed and broken by the drilling process. As such, rock quality designations ("RQD") logged by Entrée as part of their basic data collection may under-represent the in-situ quality of rock mass due to this disturbance. BGC supplemented Entrée's data with observations of rock strength, fracture spacing, longest stick, and joint conditions for the sections of core reviewed.

Geotechnical data relevant to the open pit slopes is limited at this stage of study, typical of most mine development projects at the PEA stage. AGP concluded that Entrée's work on the geology of the site appears to be of good quality and its development of a fault model at this stage of study is commendable. The major data limitation identified in the review is a lack of geotechnical drilling information outside of the mineralized zone or proposed wall slopes. Geotechnical data in the area of the proposed pit slopes will be needed for future geotechnical evaluations.

The rock mass of the Ann Mason deposit was divided into three main geotechnical units:

- Tertiary volcanics (Domain I).

- Granodiorite of the Yerington batholiths (Domain II).

- Quartz monzonite porphyry of the Yerington batholiths (Domain II).

The overlying volcanics have limited the weathering of the underlying granodiorites and monzonites.

Bedding is the main geological structure observed in the volcanic rocks of the Ann Mason deposit. The bedding dips on average at 62° to the west. This west dip of the bedding is a result of the regional tilting due to the rotation of normal faulting. The main faults of the Ann Mason deposit are the Singatse Fault, the Montana Yerington Fault (1.5 kilometres east of pit), and several possible southeast-striking normal faults.

Pit slope configurations were provided to AGP by BGC for pit design work. This included overall slope angle, inter-ramp angle by domain, bench height, safety bench spacing, and width and bench face angles. The maximum inter-ramp height is limited at this stage of study to 150 metres in the Ann Mason deposit. Each 150 metres, an extra width "geotechnical berm" is to be applied which has a width of 32 metres.

The pit slope design indicated the following:

- Volcanics (Domain I)
  - inter-ramp angle = 52 degrees
  - bench face angle = 67 degrees
  - height between safety benches = 30 metres (double benched)
  - width of safety bench = 11 metres
- Porphyry (Domain II)
  - inter-ramp angle = 39 degrees
  - bench face angle = 63 degrees
  - height between safety benches = 15 metres (single benched)
  - width of safety bench = 11 metres

These have been incorporated in the current design.

BGC recommends the following:

- Future geotechnical studies should focus on geotechnical specific drill holes targeting the proposed wall rocks of the pit. A minimum of four inclined holes should be completed each of which may be up to 800 metres long. All holes should be "triple tube" coring system holes with splits in the core tube. HQ3 diameter core is preferred.

- Due to poorer rock mass quality throughout the deposit, all geotechnical holes should be surveyed with a borehole televiewer system.

- The hydrogeological system needs to be investigated going forward in the next study. Geotechnical mapping needs to be completed as well.

Future geologic models should include interpretations of the main rock types, alteration zones, depth of weathered zones and major geological structures.

*Mining*

The PEA focused on the potential development of the Ann Mason deposit. It was determined that a conventional large-scale open pit is possible at the deposit. The deposit would be mined at a rate sufficient to feed a mill at a rate of 100,000 tpd.

The Ann Mason pit has been designed as a series of five pushbacks or phases and will be developed using conventional rotary drilling, blasting and loading with electric cable shovels and 360 tonne trucks. The open pit will have a mine life of 24 years, after three years of pre-stripping to ensure sufficient material is available for the mill. A total of 562.3 Mt of Indicated resource grading 0.32% copper, 0.005% molybdenum, 0.03 g/t gold and 0.56 g/t silver makes up 67% of the mill feed over the mine life. The remaining 33% of the mill feed is in the Inferred category and amounts to 274.1 Mt grading 0.29% copper, 0.003% molybdenum, 0.03 g/t gold and 0.63 g/t silver.

The LOM strip ratio is 2.16:1 and 1,808.7 Mt of waste rock will be moved over the course of the mine life.

Waste material will be placed to the southwest of the Ann Mason pit in a waste rock management facility ("WRMF"). For this study, waste materials have been assumed to be non-acid generating based upon a review of sulphur present in the deposit. This assumption will need to be confirmed in subsequent levels of study beyond the PEA. Material in the pre-stripping phase will also be directed to two of the tailings dams to reduce quarrying costs during construction.

Operating costs for the open pit are expected to average $1.18/t total material over the LOM or $3.82/t of mill feed. At the peak of material movement in Year 5, the major equipment fleet is expected to consist of five 229 millimetre drills, two 40.5 cubic metre ("m3") front-end loaders, four 55.8 m3 electric cable shovels and thirty-two 360-tonne trucks. Normal support equipment (track dozers, rubber tired dozers, graders) would also be part of the fleet to maintain normal mining operations.

Pre-stripping operations will begin in Year -3 and by Year 1, 4.3 Mt of mill feed will have been stockpiled in preparation for the mill start up. This stockpile will be rehandled and sent to the mill in Year 1. Year 1 will see the plant capacity at 27 million tonnes per annum ("Mtpa") to allow for ramp up but subsequent years will be at the nominal capacity of 100,000 tpd or 36 Mtpa.

Mining will focus on material above 0.2% copper content until Year 22. The material between the milling cut-off (0.145% copper) and the 0.2% copper cut-off will be stockpiled. In Year 22, the stockpile material will be rehandled and directed to the primary crusher as mill feed. Mining of material in the pit will cease in Year 23 and processing operations will be complete in Year 24, once the stockpile has been depleted.

Reclamation of the WRMF will be concurrent with mining. The final height of the facility will be at elevation 1665 for an overall maximum height of 125 metres.

*Metallurgy and Process*

Metallurgical testwork conducted in 2011 at Metcon Research in Tucson, Arizona (now SGS North America Inc.) has indicated that the Ann Mason mineralized material is amenable to concentration by conventional grinding and froth flotation. A grindability composite sample was found to have a moderate Bond Ball Work Index ("BBWI") of 15.7 kilowatt hours per tonne ("kWh/t"), while batch rougher flotation tests revealed an optimum primary grind size of approximately 100 to 120 microns ("µm"). Locked cycle testing of two composites, representing the chalcopyrite, and chalcopyrite-bornite domains, resulted in copper recovery to final concentrate in excess of 93%, at saleable concentrate grades, and with no penalty elements identified. The potential for producing a separate molybdenum concentrate has also been investigated and is included as part of the PEA; however, larger scale testing is required in order to generate more accurate grade and recovery estimates due to the low sample head grade.

Follow-up testwork conducted in 2012 on samples from the chalcopyrite-pyrite mineralized domain of the Ann Mason deposit indicated that acceptable concentrate grades could still be achieved despite the lower copper head grade and the higher ratio of sulphur to copper for the composites from this zone. This mineralized domain represents a very minor portion of the total mineralized material within the PEA mine plan.

Based on the results of the testwork, a PEA level plant design was completed to process the Ann Mason sulphide material at a nominal rate of 100,000 tpd. The design combines industry standard unit process operations consisting of primary crushing, semi-autogenous grinding ("SAG") milling, closed circuit ball milling, copper-molybdenum bulk rougher flotation, concentrate regrinding, copper-molybdenum cleaner flotation, copper-molybdenum separation flotation, and product and tailings dewatering.

Recommendations for future work to improve the understanding of the metallurgy at Ann Mason include a detailed grindability study and comminution circuit modelling for the sulphide material and the development of the copper-molybdenum separation flotation circuit.

Preliminary column leaching tests were carried out on oxide and mixed oxide-sulphide composites from the Blue Hill deposit. Results indicated that good copper extractions, averaging 84.8%, were achievable after 91 days of acid leaching at a moderate crush size P80 of 3/4". Acid consumption for the column tests averaged 11.95 kilograms per kilogram of copper, or 18.04 kilograms per tonne.

Additional column leach testing of the Blue Hill oxide zone is recommended.

*Infrastructure and Site Layout*

A site layout has been prepared to illustrate the proposed location of required infrastructure, mining, and processing facilities for the Ann Mason Project (Figure 4).

**Figure 4 - Ann Mason Project Site Layout**


TAILINGS DAM
TAILINGS DAM
MINE ACCESS ROAD
TAILINGS MANAGEMENT FACILITY
TAILINGS DAM
TAILINGS DAM
BLUE HILL RESOURCE
OPEN PIT
WASTE ROCK MANAGEMENT FACILITY
Entrée Gold Inc.
ANN MASON PROJECT
Site Plan
AUTHOR: S.B.D.
DATE: October 2012

The mill is to be constructed to the northeast of the open pit and consists of a process plant and the supporting infrastructure for mining operations. A mining equipment garage, as well as mine dry, offices, and warehouse, are also included in the site complex. Access to the site will be via an upgraded access road to the northeast of the Ann Mason Project.

The anticipated power demand will be 105 megawatts (“MW”) during peak production. Power will come from the existing NV Energy, 120 kilovolt (“kV”) transmission line in service just east of the town of Yerington. A tap from this line will be constructed along with 10 kilometres of new 120 kV line to service the site. The line will feed two main substation transformers.

Tailings for the Ann Mason operation will be located to the northwest of the deposit. Two large dams will be constructed at either end of the valley to contain the tailings. The north dam will be constructed primarily of rock fill with some cycloning of tailings. The south dam, and largest will be initially rock fill then cyclone tailings. Additionally, two smaller rockfill dams will be on the east side of the tailings management facility. The tailings management facility as proposed is sufficient to encompass the full quantity of tailings material for the PEA schedule with capacity available with either a reduction in freeboard or increase in the tailings dam height.

The process plant will be located on the topographic saddle to the northwest of the Ann Mason pit. A large flat area is present that will accommodate the full plant, mobile equipment maintenance shop and offices. Material

from the mine for processing will be transported to the mill by an overland conveyor from a primary crusher located on the edge of the existing pit design.

***Capital and Operating Costs***

Capital Costs

Table 4 shows a summary of the capital costs for the Ann Mason Project.

Initial capital requirements (preproduction) are estimated to be $1,010.4 million. Production starts in Year 1 and the tail end of the start-up capital requirements will be partially offset by revenue in that year. Capital requirements for Year 1 total $272.9 million. The indirect and contingency values vary by capital cost item; the percentages applied are shown in Table 5.

**Table 4 – Capital Cost Summary**

| Capital Category | Total Capital ($M) | Preproduction Capital Year -3 to Year -1 ($M) | Production Capital Year 1 ($M) | Sustaining Capital Year 2+ ($M) |
|---|---|---|---|---|
| Open Pit Mining | 729.6 | 255.4 | 102.7 | 371.5 |
| Processing | 425.9 | 337.3 | 84.3 | 4.2 |
| Infrastructure | 205.1 | 164.4 | 16.3 | 24.5 |
| Environmental | 75.3 | 1.1 | 0.7 | 73.5 |
| Indirects | 237.5 | 156.8 | 36.8 | 43.9 |
| Contingency | 171.9 | 95.4 | 32.1 | 44.5 |
| **Total** | **1,845.4** | **1,010.4** | **272.9** | **562.1** |

**Table 5 – Capital Category Indirect and Contingency Percentages**

| Capital Category | Indirects (%) | Contingency (%) |
|---|---|---|
| Open Pit Mining | 10.0 | 10.0 |
| Processing | 18.2 | 15.2 |
| Infrastructure | 20.0 | 15.0 |
| Environmental | 5.0 | 10.0 |

Operating Costs

Operating costs were developed for a 100,000 tpd mining and milling operation with a 24-year milling life. The pre-strip requirements add an additional three years prior to milling commencement.

Diesel fuel pricing is estimated at $1 per litre using a $100/barrel reference price. This estimate was derived from a price quotation for off-road diesel fuel delivered to site with applicable taxes considered. The price for electrical power was set at $0.064/kWh, based on current Nevada industrial pricing.

G&A costs are based on an average of 53 people; 16 staff and 37 hourly. Additional charges, such as public relations, recruitment, logistics, and busing, are also included in the G&A costs. Mine employees will be located in the immediate area, and no camp will be provided or required.

Concentrate transportation costs are estimated using values from logistics firms. Delivery of the concentrate will be by bulk trailers and hauled either to the port of Stockton, California, or by truck/rail to Coos Bay, Oregon, or Vancouver, Washington, for delivery to customers overseas. The molybdenum concentrate will be stored in tote bags and delivered to locations in the United States, either Arizona or Pennsylvania. At this level of study, no definitive sales contracts have been negotiated.

Port costs consider the handling of the bulk material, assaying, and cost of the referee on the concentrate grade.

Shipping to smelter cost is based on current seaborne rates for delivery to various smelters in the Pacific Rim for the copper concentrate.

A summary of all the operating cost categories on a cost per tonne mill feed basis over the total mill feed tonnage is shown in Table 6. Costs associated with those items directly attributable to the concentrate are reported in cost per tonne of concentrate.

**Table 6 – Total Operating Costs**

| Cost Category | Total ($M) | Cost per Tonne ($/t Mill Feed) | Cost per WMT Concentrate ($/t Concentrate) |
|---|---|---|---|
| Open Pit Mining – Mill Feed and Waste | 3,191.0 | 3.82 | - |
| Processing | 4,290.7 | 5.13 | - |
| G&A | 287.5 | 0.34 | - |
| Subtotal On-Site Costs | 7,769.2 | 9.29 | - |
| Concentrate Trucking | 529.4 | - | 60.02 |
| Port Cost | 43.9 | - | 4.98 |
| Shipping to Smelter/Roaster | 202.1 | - | 22.92 |
| Subtotal Off-Site Costs | 775.5 | - | 87.92 |
| **Total** | **8,544.7** | **-** | **-** |

*Economic Analysis*

The PEA is preliminary in nature and includes Inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

The analysis is based on a LOM plan for 24 years at a processing rate of 100,000 tpd. The decision to use the 100,000 tpd rate was determined early in the study through various trade-off studies. This provided a reasonable net present value ("NPV") while maintaining LOM capital (including sustaining capital) below $2 billion.

The tonnes and grades from the five-phase design for the open pit phases were used in the discounted cash flow ("DCF") analysis. The breakdown of Indicated and Inferred material utilized in the analysis is shown in Table 7 to highlight the percentage of material currently in the Indicated category. Two additional phases were designed, complete with access, but while still economic, did not benefit the NPV of the overall project at current metal prices. These demonstrate upside potential for the mine.

The DCF analysis was completed using different metal prices with low, base, high and spot price cases examined. All of the prices in those options were below the three-year trailing average prices for each of the metals as of September 17, 2012. Table 8 summarizes the metal prices used in the low, base and high scenarios.

**Table 7 – DCF Tonnes and Grade by Phase and Category**

| Phase | Mill Feed (Mt) | Cu (%) | Mo (%) | Au (g/t) | Ag (g/t) | Mill Feed (Mt) | Cu (%) | Mo (%) | Au (g/t) | Ag (g/t) | Waste (Mt) | Strip Ratio |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Indicated | | | | | Inferred | | | | | | |
| 1 | 53.4 | 0.31 | 0.004 | 0.01 | 0.39 | - | - | - | - | - | 143.7 | 2.69 |
| 2 | 92.7 | 0.32 | 0.006 | 0.02 | 0.49 | 5.3 | 0.28 | 0.004 | 0.02 | 0.34 | 239.8 | 2.45 |
| 3 | 106.1 | 0.35 | 0.004 | 0.03 | 0.68 | 59.0 | 0.32 | 0.002 | 0.03 | 0.62 | 340.8 | 2.06 |
| 4 | 193.0 | 0.32 | 0.004 | 0.03 | 0.55 | 87.5 | 0.29 | 0.003 | 0.03 | 0.62 | 534.7 | 1.91 |
| 5 | 117.1 | 0.30 | 0.005 | 0.03 | 0.59 | 122.3 | 0.27 | 0.003 | 0.03 | 0.64 | 549.7 | 2.30 |
| **Total** | **562.3** | **0.32** | **0.005** | **0.03** | **0.56** | **274.1** | **0.29** | **0.003** | **0.03** | **0.63** | **1,808.7** | **2.16** |
| | 67% | | | | | 33% | | | | | | |

**Table 8 – Metal Prices by Scenario**

| Metal | Unit | Low Case | Base Case | High Case |
|---|---|---|---|---|
| Copper | $/lb | 2.75 | 3.00 | 3.25 |
| Molybdenum | $/lb | 13.50 | 13.50 | 13.50 |
| Silver | $/oz | 15.00 | 22.00 | 26.00 |
| Gold | $/oz | 1,100.00 | 1,200.00 | 1,300.00 |

The Base Case is the scenario chosen by AGP and the Company, with the other scenarios showing price sensitivities. The results for the Base Case indicate the potential for a pre-tax NPV7.5 of $1,106 million with an IRR of 14.8%. The payback period is 6.4 years, with payback occurring in the seventh year of production. The post-tax NPV7.5 is $690 million with an IRR of 12.6%. The post-tax payback is 7.1 years (Table 9).

Potential revenue from the various metal streams with the Base Case pricing had copper as the dominant value from the deposit at $14.6 billion or 93.2% of the total revenue. This is followed by molybdenum at $449 million for 2.9% of the revenue, then gold at $432.8 million (2.8%) and silver at $172.2 million (1.1%).

The metal terms considered copper smelting to cost $65 per dry metric tonnes ("dmt") and refining to cost $0.065/lb for an average concentrate grade of 30%. The molybdenum roasting fees would be $1.15/lb with 99% payable. Silver and gold would both be payable at 97% with refining charges of $1.00/oz silver and $10.00 /oz gold.

**Table 9 – Discounted Cash Flow Results**

| Cost Category | Units | Low Case | Base Case | High Case |
|---|---|---|---|---|
| *Operating Costs* | | | | |
| Open Pit Mining | (M$) | 3,191.0 | **3,191.0** | 3,191.0 |
| Processing | (M$) | 4,290.7 | **4,290.7** | 4,290.7 |
| G&A | (M$) | 287.5 | **287.5** | 287.5 |
| Concentrate Trucking | (M$) | 529.4 | **529.4** | 529.4 |
| Port Costs | (M$) | 43.9 | **43.9** | 43.9 |
| Shipping to Smelter | (M$) | 202.1 | **202.1** | 202.1 |
| Subtotal Operating Costs | (M$) | 8,544.7 | **8,544.7** | 8,544.7 |
| *Capital Costs* | | | | |
| Open Pit Mining | (M$) | 729.6 | **729.6** | 729.6 |
| Processing | (M$) | 425.9 | **425.9** | 425.9 |
| Infrastructure | (M$) | 205.1 | **205.1** | 205.1 |
| Environmental Costs | (M$) | 75.3 | **75.3** | 75.3 |
| Indirect | (M$) | 237.5 | **237.5** | 237.5 |
| Contingency | (M$) | 171.9 | **171.9** | 171.9 |
| Subtotal Capital Costs | (M$) | 1,845.4 | **1,845.4** | 1,845.4 |
| Revenue (after smelting, refining, roasting, payables) | (M$) | 14,249.4 | **15,629.9** | 16,985.4 |
| Net Cash Flow (Revenue-Operating-Capital) | (M$) | 3,859.4 | **5,239.9** | 6,595.4 |
| *Net Present Value (Pre-Tax)* | | | | |
| NPV @ 5% | (M$) | 1,223 | **1,918** | 2,602 |
| NPV @ 7.5% | (M$) | 589 | **1,106** | 1,614 |
| NPV @ 10% | (M$) | 182 | **576** | 964 |
| IRR | (%) | 11.6 | **14.8** | 17.8 |
| Payback Period | Years (Year paid) | 7.9 (Yr 8) | **6.4 (Yr 7)** | 5.3 (Yr 6) |
| *Net Present Value (Post-Tax)* | | | | |
| NPV @ 5% | (M$) | 807 | **1,320** | 1,814 |
| NPV @ 7.5% | (M$) | 304 | **690** | 1,062 |
| NPV @ 10% | (M$) | -18 | **281** | 568 |
| IRR | (%) | 9.8 | **12.6** | 15.1 |
| Payback Period | Years (Year paid) | 8.6 (Yr 9) | **7.1 (Yr 8)** | 6.0 (Yr 6) |

Notes: 1. The discounted cash flow results do not take into account the 0.4% NSR royalty granted to Sandstorm subsequent to the preparation of the PEA.

Table 10 shows other production estimates pertaining to the metals produced. This includes cash costs anticipated for copper and molybdenum. The values do not take into account the 0.4% NSR royalty granted to Sandstorm subsequent to the preparation of the PEA.

Sensitivities to various inputs were examined on the Base Case. The items varied were recovery, metal prices, capital cost, and operating cost. The results of that analysis are shown in Figure 5 and Figure 6.

**Table 10 – Metal Production Statistics, Cash Cost Calculations and Key Economic Parameters**

| Cost Category | Units | Value |
|---|---|---|
| **Total Operating Cost** | **$/t plant feed** | **10.22** |
| Mine Life | years | 24 |
| Initial Capital Costs (Year -3, Year -2, Year -1) | (M$) | 1,010.4 |
| Year 1 Capital Costs | (M$) | 272.9 |
| Sustaining Capital Cost | (M$) | 562.1 |
| **Total Mine Capital** | **(M$)** | **1,845.4** |
| *Payable Copper* | | |
| Initial 5 Years Average Annual Production | (Mlb) | 217 |
| Average Annual Production – LOM | (Mlb) | 214 |
| **Total LOM Production** | **(Mlb)** | **5,144** |
| *Payable Molybdenum* | | |
| Initial 5 Years Average Annual Production | (Mlb) | 1.9 |
| Average Annual Production – LOM | (Mlb) | 1.5 |
| **Total LOM Production** | **(Mlb)** | **36.4** |
| *Copper Concentrate* | | |
| Initial 5 Years Average Annual Production | dmt | 340,800 |
| Average Annual Production – LOM | dmt | 336,900 |
| **Total LOM Production** | **dmt** | **8,085,800** |
| *Molybdenum Concentrate* | | |
| Initial 5 Years Average Annual Production | dmt | 1,600 |
| Average Annual Production – LOM | dmt | 1,300 |
| **Total LOM Production** | **dmt** | **30,400** |
| *Cash Costs – Year 1 to Year 5* | | |
| Copper Cash Cost without Credits (Mo, Au, Ag) | $/lb | 1.80 |
| Copper Cash Cost with Credits (Mo, Au, Ag) | $/lb | 1.60 |
| *Cash Costs – LOM* | | |
| Copper Cash Cost without Credits (Mo, Au, Ag) | $/lb | 1.66 |
| Copper Cash Cost with Credits (Mo, Au, Ag) | $/lb | 1.46 |
| *Net Annual Cash Flow* | | |
| Year 1 to Year 5 | (M$) | 187.3 |
| LOM | (M$) | 227.4 |

**Figure 5 – Spider Graph of Sensitivity of NPV7.5% (Post-Tax)**



**Figure 6 – Spider Graph of IRR Sensitivity (Post-Tax)**



The greatest sensitivity for developing the Ann Mason deposit is metal prices.  The Base Case prices that are used consider a price of copper at $3.00/lb.  Three-year trailing average price for copper as of September 17, 2012 was $3.61/lb.  The Base Case copper price is 27% lower than the three-year average.  A further 20% reduction of that price would see a copper price of $2.40/lb.

The second most sensitive parameter is recovery.  To calculate the sensitivity to recovery, a percentage factor was applied to each metal recovery in the same proportion.  Therefore, while sensitivity exists, actual practice may show less fluctuation than is considered in this analysis.  Recovery testwork has not indicated recoveries in the range of 75% which the -20% change in recovery would represent.  As copper represents 93.2% of the revenue, this large a swing in recovery has the obvious effect of influencing the economics, but may not be realistic.

The operating cost is the next most sensitive item.  With the mine being a bulk mining operation, focus on this cost is instrumental to maintaining attractive project economics.  Any opportunity to shorten waste hauls would have a positive effect on the economics.

The least most sensitive item is capital cost.  While changes in the cost have an effect, in comparison to the other three parameters, its effect is less significant.  If the capital costs go up by 20%, the post-tax NPV7.5 drops to $434 million from $690 million.

Federal and Nevada State taxes have been considered applying, among other things, the appropriate depreciation and depletion calculations.  Taxable income for income tax purposes is as defined in the Internal Revenue Code and regulations issued by the Department of Treasury and the Internal Revenue Service.  The Federal income tax rate is approximately 35% in accordance with Internal Revenue Service Publication 542.

Nevada does not have a State corporate income tax.  However, Nevada has a Net Proceeds of Mining Tax, which is an ad valorem property tax assessed on minerals mined or produced in Nevada when they are sold or removed from the State.  The tax is separate from, and in addition to, any property tax paid on land, equipment and other assets.  In general, while the tax rate applied to the net proceeds is based on a sliding scale depending on the net proceeds as a percentage of gross proceeds, the effective rate is 5%.

No royalties are payable to the United States Government for the Ann Mason Project, and at the time of preparation of the PEA, no other royalties were applicable for the project.

### Environmental

In the course of considering Entrée's approved PlanOp, the BLM prepared an Environmental Assessment (the "EA") that considered the potential impact of the PlanOp on the environment.  Substantial environmental studies were conducted in the preparation of the EA.  These studies documented that historic and pre-historic cultural resources, habitat of certain special interest species of plants and wildlife, and other concerns exist or could exist in the vicinity of Ann Mason.

Mining has been a significant business in Nevada for many years, and many mines have been permitted on the public lands in Nevada.  Consequently the regulatory agencies are familiar with mining activities, and complying with the respective agency permit application requirements allows permits to be issued in a rather timely manner.  The most important, time consuming, and costly permits/approvals required for the development of Ann Mason are:

- Plan of Operations approval by the BLM.

- Water Pollution Control Permit from the NDEP - BMRR.

- Reclamation Permit from the BMRR.

- Air Quality Permit from the NDEP - Bureau of Air Pollution Control.

- Special Use Permit from Lyon County and Development Permit from Douglas County.

With the completion of the PEA, Entrée gained a better understanding of the size and scope of the Ann Mason Project. In the second quarter of 2013, Entrée commenced certain data collection and testwork to begin preparation for the next stage of study and ultimately permit applications. The baseline environmental studies that were undertaken included wildlife, biology, archaeology and cultural surveys and Waters of the US ("WOUS") delineation. These studies were largely complete in early 2014 except for raptor field surveys, final report writing, and a follow-up WOUS submission to the US Corps of Engineers. Wildlife, vegetation and cultural field surveys and reports were complete by late 2014 and no significant obstacles to the development of Ann Mason were identified. The US Corps of Engineers has verbally approved the WOUS report finding of no wetlands subject to US Corps of Engineers jurisdiction within the Ann Mason Project area but are now waiting for United States Environmental Protection Agency approval.

Basic data collection needs to cover a wide range of diverse subjects: weather, water flows, vegetation, wildlife, and socioeconomic. A comprehensive program will need to be established to collect the required information necessary to comply with the respective agency permit application requirements. This is of critical importance to ensure that the permits may be issued in a timely manner.

A detailed prefeasibility plan will be required to build upon the other information collected. Data collection and test work should coincide with portions of the permit application process. Detailed environmental and engineering information must be collected in at least the following areas:

- Seasonal data of at least 12 months may be required for some of the elements above.

- Reclamation of mine activities will be a significant part of the BLM Plan of Operations and the BMRR, and plans for closure must be approved by both agencies prior to initiation of mining activities. Entrée will work with both agencies to develop cost effective reclamation methods including reclamation concurrently with mine operations as appropriate. Reclamation costs will be developed along with detailed mine development plans, and an acceptable reclamation bond will be posted with the BLM.

All aspects of the Ann Mason Project must be designed and operated to avoid and/or minimize environmental impacts as required by the permits. Air quality, water quality, and operating parameters will be monitored, also as required by the permits. Specific details of Ann Mason design, operation, and monitoring will be developed through consultation with the appropriate agencies and through preparation of specific permit applications.

In general, Lyon and Douglas Counties and the state of Nevada are receptive to metal mining activities, and mining provides a large part of local and state revenue. The Company will work with Lyon and Douglas Counties and nearby towns including Yerington, Weed Heights, Mason and communities in Smith Valley to reduce potential impacts.

***Near Term Exploration and Development Plans***

With the completion of a positive PEA study, Entrée is now evaluating the most efficient and effective way of advancing the Ann Mason Project to prefeasibility.

On July 16, 2014, the Company announced the commencement of a prefeasibility drill program, designed to upgrade the mineral resources contained in the PEA Phase 5 pit from Indicated and Inferred to a mix of Measured and Indicated categories. The infill drill program commenced in August 2014 and was completed in late January 2015. The program comprised 40 holes and a total of approximately 19,265 metres combined RC pre-collars and core.

On January 21, 2015, the Company reported assay results from the first 20 holes with the remaining 20 holes being reported on March 10, 2015. The Company commenced a prefeasibility metallurgy program in the first quarter of 2015, and plans to release an updated resource estimate for the Ann Mason deposit and an updated PEA in the second quarter of 2015.

The area between the Ann Mason and Blue Hill deposits has seen only wide-spaced, mostly shallow drilling to date and remains a high priority target for future exploration for both additional sulphide and oxide mineralization. South of Ann Mason, soil surveying and mapping suggests potential for near surface oxide copper mineralization which could have a positive impact on the Ann Mason Project.

Several other high-priority targets on the Ann Mason Project property require further exploration. These include the Roulette, Blackjack IP and Blackjack Oxide targets and the Minnesota copper skarn target. In the Blackjack area, IP and surface copper oxide exploration targets have been identified for drill testing. The Minnesota skarn target requires further drilling to test deeper IP and magnetic anomalies. The Shamrock and Ann South targets comprise several small-scale historical mines and skarn-related copper showings in the southeast portion of the project.

Entrée anticipates minimal field work in 2015 pending improvement in metal prices and in the mining investment environment. The Company is continuing to consider strategic partnerships, joint ventures and similar arrangements that would help facilitate the development of the project.

## MONGOLIA

### *Lookout Hill Property*

Bernard Peters, B.Eng. (Mining), FAusIMM, employed by OreWin Pty Ltd as Technical Director – Mining, and a QP as defined in NI43-101, has approved the scientific and technical information in this section of the AIF.

Lookout Hill is comprised of two mining licences: Shivee Tolgoi and Javhlant. Shivee Tolgoi and Javhlant completely surround OTLLC's Oyu Tolgoi mining licence and host the Hugo North Extension copper-gold deposit and the Heruga copper-gold-molybdenum deposit respectively (Figure 1 above). The Lookout Hill mining licences are held by a wholly owned subsidiary, Entrée LLC.

The Shivee Tolgoi and Javhlant mining licences are divided between Entrée and the Entrée-OTLLC Joint Venture as follows:

- The Entrée-OTLLC Joint Venture covers 39,807 ha consisting of the eastern portion of the Shivee Tolgoi and all of the Javhlant mining licences. The Joint Venture Property is contiguous with, and on three sides (to the north, east, and south) surrounds OTLLC's Oyu Tolgoi mining licence. The Joint Venture Property hosts the Hugo North Extension deposit and the Heruga deposit. OTLLC is the manager of the Entrée-OTLLC Joint Venture.

- The portion of the Shivee Tolgoi mining licence outside of the Joint Venture Property ("Shivee West") covers an area of 35,173 ha. Shivee West is 100% owned by Entrée, but is subject to a first right of refusal by OTLLC.

The original Javhlant and Shivee Tolgoi exploration licences were converted to mining licences by MRAM in October 2009 as a condition precedent to the Investment Agreement.

A mining licence may be granted for up to 30 years, plus two subsequent 20 year terms (cumulative total of 70 years). After issuance of a mining licence, holders are required to pay to the Mongolian Government an annual licence fee for gold or base metal projects. Historically, the annual licence fee was $15.00 per hectare, or approximately $1.1 million, of which OTLLC was responsible for approximately $500,000.  In February 2015, MRAM set the per hectare fee at 21,750 Tugriks, equivalent to approximately $11.00. The total estimated annual fee in order to maintain both of the licences in good standing is approximately $0.9 million, of which OTLLC is responsible for approximately $0.4 million.

The following table is a summary of the Lookout Hill mining licences and their renewal status:

| Licence Name | Licence Number | Date Granted | Renewal Date | Expiration Date |
|---|---|---|---|---|
| Javhlant | 15225A | October 27, 2009 | October 27, 2039 | To Be Determined |
| Shivee Tolgoi | 15226A | October 27, 2009 | October 27, 2039 | To Be Determined |

On February 27, 2013, Notice was delivered to Entrée by MRAM that by Order No. 43 dated February 22, 2013, the Ministry of Mining has cancelled the 2009 Order registering the Hugo Dummett (including the Hugo North Extension) and Heruga reserves.  The Notice states that the 2009 Order breached Clause 48.4 of the Minerals Law of Mongolia and Clause 9 of the Charter of the Minerals Resource Council.  The Notice further advises that any transfer, sale, or lease of the Shivee Tolgoi and Javhlant mining licences is temporarily restricted.  On September 4, 2013, the Minister of Mining issued Order No. 179, advising the Minerals Professional Council to re-submit its previous conclusions regarding the reserves to MRAM for review and registration. On September 6, 2013, the head of MRAM ordered that the Hugo Dummett (including the Hugo North Extension) and Heruga reserves be registered. Entrée was also subsequently advised that the temporary transfer restriction on the joint venture mining licences will be lifted.

On April 2, 2013, the Company filed a technical report titled "Technical Report 2013 on the Lookout Hill Property" ("LHTR13"), dated March 28, 2013. Bernard Peters, B.Eng. (Mining), FAusIMM, a QP as defined in NI 43-101, was a Qualified Person in LHTR13 and was responsible for the overall report preparation and mineral reserves. For additional information regarding the assumptions, qualifications and procedures associated with the scientific and technical information regarding the Lookout Hill property, reference should be made to the full text of LHTR13, which is available for review on SEDAR located at www.sedar.com or on www.entreegold.com.

### History

Entrée entered into an option agreement with a private Mongolian mining company, Mongol Gazar Co. Ltd. ("Mongol Gazar") in 2002, to acquire three exploration licences.

Mongol Gazar was originally awarded the exploration licences by the Mongolian Government in March and April of 2001.  In September 2003, Entrée entered into a purchase agreement with Mongol Gazar and its affiliate MGP LLC, which replaced the option agreement.

The Shivee Tolgoi and Javhlant exploration licences, which form the Lookout Hill property, were converted to mining licences in October 2009.  The third exploration licence, Togoot, was converted to a mining licence in June 2010, and was subsequently sold by Entrée in November 2011 to an arm's length private Mongolian company.

### Property Location and Accessibility

Lookout Hill is located within the Aimag of Ömnögovi (also spelled Umnogobi) in the South Gobi region of Mongolia (an "Aimag" is the local equivalent of a state or province), about 570 kilometres south of the capital city of Ulaanbaatar and 80 kilometres north of the border with China.

The city of Ulaanbaatar has the nearest international airport to the property with regularly scheduled commercial flights from various Asian destinations.  The flying times from Seoul, Korea and Beijing, China to Ulaanbaatar are about 2.5 hours and 1.5 hours, respectively.  Access to the project by road is possible year round; however, the unpaved sections of the road may be in poor condition.  Short periods of no road access can occur, due to frequent heavy winds and dust storms, or more rarely, snowstorms in the winter.  The driving time for the trip from Ulaanbaatar by 4-wheel drive truck to the site is approximately 8-12 hours.

Alternatively, access is possible by charter or scheduled air service, to the Khanbumbat permanent airport at the north boundary of the Shivee Tolgoi licence (Figure 1 above).  Flying time from Ulaanbaatar is approximately 1.5 hours.

There are few permanent inhabitants living within the boundaries of Lookout Hill and no towns or villages of significant size. The people who do live there are mostly nomadic herders.

Entrée periodically engages in small programs of basic infrastructure improvements to assist the nearby communities in the vicinity of the project.  In addition, Entrée maintains close contact with the district officials as part of its community relations efforts.

*Climate, Local Resources, Physiography*

The Lookout Hill property is located in the southern Gobi desert near average elevation 1,180 masl.  The surrounding topography is very flat with low rising hills up to elevation 1350 masl within 40-kilometres of the site. The main regional drainage is the Umdai River, which flows southward through the project area during periods of rainfall.  The Lookout Hill project area is located within the closed Central Asian drainage basin and has no outflow to the ocean. Most riverbeds in this drainage basin are ephemeral creeks that remain dry most times of the year.

The southern Gobi region has a continental, semi-desert climate with cool springs and autumns, hot summers, and cold winters.  The average annual precipitation is approximately 80 mm, 90% of which falls in the form of rain with the remainder as snow.  Snowfall accumulations rarely exceed 50 mm.  Maximum rainfall events of up to 43 mm have been recorded for short-term storm events.  In an average year, rain falls on only 25-28 days and snow falls on 10-15 days.  Local records indicate that thunderstorms are likely to occur between 2 and 8 days a year at the property.

Temperatures range from an extreme maximum of about 36 °C to an extreme minimum of about -31°C.  The air temperature in wintertime fluctuates between -5°C and -31°C.  In the coldest month, January, the average temperature is -12°C.

Wind is usually present at the site.  Very high winds are accompanied by sand storms that often severely reduce visibility for several hours at a time.  The records obtained from nine months of monitoring at the Oyu Tolgoi weather station show that the average wind speed in April is 5.5 m/s or 20 km/hr.  However, windstorms with gusts of up to 40 m/s (140 km/hr) occur for short periods.  Winter snowstorms and blizzards with winds up to 40 m/s occur in the Gobi region between five and eight days a year.  Spring dust storms are far more frequent, and these can continue through June and July.

The flora in the Lookout Hill property area has been classified as representative of the eastern region of the Gobi Central Zone within the Central Asian Greater Zone.  Vegetation tends to be homogenous across the Eastern Gobi Desert Steppe and consists of drought-tolerant shrubs and thinly distributed low grasses. Four rare plant species occur within the mining licence area.

*Regional Geology*

The Lookout Hill property lies within the Palaeozoic age Gurvansayhan Terrane in southern Mongolia, a component of the Altaid orogenic collage, which is a continental-scale tectonic belt dominated by compressional forces.  The

Gurvansayhan Terrane consists of highly-deformed accretionary complexes and oceanic island arc assemblages. The island arc terrane is dominated by basaltic volcanics and intercalated volcanogenic sedimentary rocks (Upper Devonian Alagbayan Formation), intruded by pluton-sized, hornblende-bearing granitoids of mainly quartz monzodiorite ("Qmd") to possibly granitic composition.  Carboniferous-age sedimentary rocks (Sainshandhudag Formation) overlie this assemblage.

Major structures in this area include the Gobi–Tien Shan sinistral strike-slip fault system, which splits eastward into a number of splays in the project area, and the Gobi–Altai Fault system, which forms a complex zone of sedimentary basins overthrust by basement blocks to the north and northwest.

### *Local Geology*

The Oyu Tolgoi series of porphyry copper-gold deposits occur along a north-northeast corridor with the Hugo North Extension deposit at the north end and the Heruga deposit at the south end. Mineralization is related to Devonian Qmd intrusions and associated quartz stockwork. The individual deposits have varied characteristics in regard to host rock, intrusive bodies, sulphide mineralogy, grade, and alteration.

The pre-Carboniferous (probably Devonian) stratigraphy of the Oyu Tolgoi series of deposits consists of massive augite basalt, conglomerate, dacitic tuffs, and siltstones, which are overthrust by the "Heruga sequence", comprising basaltic flows, volcaniclastic rocks, and siltstones. Only the lower parts of the Devonian sequence host porphyry mineralization and associated alteration. The Carboniferous Sainshandhudag Formation unconformably overlies the older rocks. Major Carboniferous or younger faults disrupt the mineralized corridor and bound the western side of most deposits.

The Hugo North Extension deposit within the Joint Venture Property contains copper-gold porphyry-style mineralization associated with Qmd intrusions, concealed beneath a deformed sequence of Upper Devonian and Lower Carboniferous sedimentary and volcanic rocks.

The high-grade zone at Hugo North Extension comprises relatively coarse bornite impregnating quartz and disseminated in wall rocks of varying composition, usually intergrown with subordinate chalcopyrite. Bornite is dominant in the highest-grade parts of the deposit (with these zones averaging around 3% to 5% copper) and is zoned outward to chalcopyrite (to zones averaging around 2% copper for the high-grade chalcopyrite dominant mineralization).

The Heruga deposit contains copper-gold-molybdenum porphyry style mineralization hosted in Devonian basalts and Qmd intrusions, concealed beneath a deformed sequence of Upper Devonian and Lower Carboniferous sedimentary and volcanic rocks. The deposit is cut by several major brittle fault systems, partitioning the deposit into discrete structural blocks. Internally, these blocks appear relatively undeformed, and consist of south-east-dipping volcanic and volcaniclastic sequences. The stratiform rocks are intruded by Qmd stocks and dykes that are probably broadly contemporaneous with mineralization. The deposit is shallowest at the south end (approximately 500 metres below surface) and plunges gently to the north.

### *Recent Exploration – Entrée-OTLLC Joint Venture Property*

Two targets were explored with diamond drilling in 2012: the Airport anomaly west of Ulaan Khud, and targets along strike from the Hugo North Extension deposit. Total drilling on the Entrée-OTLLC Joint Venture portion of the Shivee Tolgoi mining licence in 2012 was 5,626 metres.

In 2012, diamond drilling tested a Cretaceous covered area above an IP-gravity target, located seven kilometres north of Hugo North Extension and to the west of Ulaan Khud. Fifty-two shallow holes totalling 3,327 metres were completed on 165-330 metre spacing. The best assay result from this shallow drilling was 11.1 metres averaging 0.15% copper with 0.26 g/t gold (from 52 metres depth).

From September through December 2012, a new drill hole (EGD157) located 750 metres north of Hugo North Extension was completed to 2,380 metres without intersecting significant mineralization.

In December 2012, two drill holes totalling 942 metres were completed to test targets generated by the shallow drilling of the Cretaceous covered area. Neither hole intersected significant mineralization.

In 2012 and 2013, OTLLC drilled six holes within the Javhlant mining licence, for a total of 6,736 metres. Three exploration holes were completed to the east of Heruga: one hole (EJD0041) was collared into the core of the deposit but lost at 418 metres; a daughter hole (EJD0034A) was completed on the east side of the Heruga deposit; and another hole (EJD0043) tested the Southwest Heruga target. Three 2012 holes (EJD0042, EJD0043, and EJD0044) failed to intersect significant mineralization.

Hole EJD0034A was drilled as a daughter hole starting at 848 metres below the original to a depth of 1,884.5 metres. Assays returned three mineralized intervals, the most notable being 590 metres of 0.33% copper, 0.70 g/t gold and 56 ppm molybdenum, or 0.80% CuEq. The hole shows strongly increasing gold with depth and extends mineralization another 150 metres below the previous limit of mineralization in EJD0034.

In December 2012, EJD0044 was collared at the north end of Heruga on the Javhlant licence, but in early February 2013, the hole passed onto the Oyu Tolgoi licence at a depth of approximately 1,500 metres and still above the mineralized zone. The hole terminated February 26, 2013 at a depth of 2,067 metres within the Oyu Tolgoi licence.

Hole EJD0045 tested mineralization on the east side of the Heruga Qmd unit but was terminated at 1,450 metres after hitting a late-stage fault prior to intersecting the target. The target remains valid.

No exploration work has been undertaken by OTLLC on the Joint Venture Property since February 2013 and no work is currently planned for 2015.

### Joint Venture Property – Mineral Reserve

Hugo North Extension Indicated mineral resources were used to report Probable mineral reserves in LHTR13. The engineering has been carried out to a pre-feasibility level or better to estimate the underground mineral reserve. To ensure that Inferred mineral resources do not become included in the mineral reserve estimate, copper and gold grades of Inferred mineral resources within the block cave shell were set to zero and, as such, this material was assumed to be dilution. The block cave shell was defined by a $15/t NSR. Entrée's Probable mineral reserve on the Hugo North Extension portion of the Hugo Dummett deposit is the economically mineable portion of the mineral resources.

Table 11 shows the underground mineral reserves for Lift 1 of the Hugo North Extension deposit as reported in LHTR13. Entrée has a 20% interest in mineralization extracted from the Hugo North Extension deposit.

**Table 11 – LHTR13 Entrée-OTLLC Joint Venture Mineral Reserve, Effective March 25, 2013**

| LHTR13 Entrée-OTLLC Joint Venture Mineral Reserve, March 25, 2013 | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| **Classification** | **Ore (Mt)** | **NSR ($/t)** | **Cu (%)** | **Au (g/t)** | **Ag (g/t)** | **Cu (M lb)** | **Au (Moz)** | **Ag (koz)** |
| Proven | - | - | - | - | - | - | - | - |
| Probable | 31 | 95.21 | 1.73 | 0.62 | 3.74 | 1,090 | 521 | 3,229 |
| **Total Entrée-OTLLC Joint Venture** | **31** | **95.21** | **1.73** | **0.62** | **3.74** | **1,090** | **521** | **3,229** |

**Notes**:
- Entrée has a 20% interest in the reported mineral reserve.

- Metal prices used for calculating the Hugo North Extension underground NSR for mine planning are copper $2.81/lb; gold $970/oz; and silver $15.50/oz based on long term metal price forecasts at the beginning of the mineral reserve work. The analysis indicates that the mineral reserve is still valid at these metal prices.

- The NSR has been calculated with assumptions for smelter refining and treatment charges, deductions and payment terms, concentrate transport, metallurgical recoveries and royalties.

- For the underground block cave, all material within the shell has been converted to mineral reserve. This includes Indicated mineral resources below the resource cut-off grade. It also includes Inferred mineral resources, which have been assigned a zero grade and treated as dilution.

- Only Indicated resources were used to report Probable reserves.

- Metal prices used for calculating the financial analysis are as follows: long term copper at $2.87/lb; gold at $1,350/oz; and silver at $23.50/oz. Metal prices are assumed to fall from initial prices to the long term average over five years.

- The mineral reserves are not additive to the mineral resources.

The mining areas are shown schematically in Figure 7. The location of the Entrée-OTLLC Joint Venture mineral reserve relative to the OTLLC portion of the Hugo North Lift 1 block cave is depicted in Figure 8.

**Figure 7 – LHTR13 Hugo North Lift 1 (Including Hugo North Extension) and SOT Mining Areas**



**Figure 8 – LHTR13 Hugo North (Including Hugo North Extension) Lift 1 Block Cave Plan**


N
Oyu Tolgoi Project
Hugo North Lift 1
Shivee
OT LLC - Entrée Gold
JV Property (15226A)
Shaft 4
Oyu Tolgoi
(6709A)
Lift 1
Shaft 2
Shaft 1

In October 2014, Turquoise Hill filed its Oyu Tolgoi 2014 Technical Report ("2014 OTTR"). 2014 OTTR updates the reserve case for OTLLC's Southern Oyu Tolgoi ("SOT") open pit as well as Lift 1 of Hugo North, including the Hugo North Extension deposit. The 2014 OTTR is based on technical, production and cost information contained in OTFS14, which was finalized and presented to the board of directors of OTLLC in September 2014.

The Probable mineral reserve reported in 2014 OTTR for Lift 1 of the Entrée-OTLLC Joint Venture's Hugo North Extension deposit totals 35 Mt grading 1.59% copper and 0.55 g/t gold. The effective date of the reserve is September 20, 2014. The reserve was prepared for Turquoise Hill by Bernard Peters, B. Eng. (Mining), FAusIMM. Mr. Peters is also the QP who was responsible for the overall preparation of LHTR13. While the Company has reviewed the work and agrees with its results, it does not consider the changes to the Hugo North Extension deposit reserve and the mineral resources reported in 2014 OTTR to be material.

A comparison of the mineral reserve presented in the LHTR13 to the mineral reserve presented in 2014 OTTR is summarized in Table 12 below. While there were changes in costs and revenue assumptions in 2014 OTTR, the similarity of the underlying resource block model has produced a revised mineral reserve that is similar to that of LHTR13.

Mineral reserves are classified in accordance with the CIM Definition Standards for Mineral Resources and Mineral Reserves and prepared in accordance with NI 43-101.

**Table 12 – Entrée-OTLLC Joint Venture Mineral Reserve Comparison**

| Probable (Hugo North Extension - | Ore (Mt) | Cu (%) | Au (g/t) | Ag (g/t) | Recovered Metal | | |
|---|---|---|---|---|---|---|---|
| | | | | | Cu (Mlb) | Au (koz) | Ag (koz) |
| 2014 OTTR | 35 | 1.59 | 0.55 | 3.72 | 1,121 | 519 | 3,591 |
| LHTR13 | 31 | 1.73 | 0.62 | 3.74 | 1,090 | 521 | 3,229 |
| Difference | 4 | -0.14 | -0.07 | -0.02 | 31 | -2 | 361 |
| % Difference | 11.7% | -8.1% | -11.3% | -0.6% | 2.8% | -0.4% | 11.2% |

Notes:

- LHTR13 mineral reserve estimate has the effective date March 25, 2013.
- 2014 OTTR mineral reserve estimate has the effective date September 20, 2014.
- Entrée has a 20% interest in the Hugo North Extension Lift 1 mineral reserve.
- In 2014 OTTR, metal prices used for calculating the Hugo North Extension underground NSR for mine planning are as follows: copper at $3.01/lb; gold at $1,250/oz; and silver at $20.37/oz, all based on long-term metal price forecasts at the beginning of the mineral reserves work. The analysis indicates that the mineral reserves are still valid at these metal prices.
- The NSR has been calculated with assumptions for smelter refining and treatment charges, deductions and payment terms, concentrate transport, metallurgical recoveries and royalties.
- For the underground block cave, all mineral resources within the shell have been converted to mineral reserves. In both cases, this includes mineral resources below the resource cut-off grade. In both cases it also includes Inferred mineral resources, which have been assigned zero grades and treated as dilution.
- In 2014 OTTR, Measured and Indicated mineral resources were used to report Probable mineral reserves for Hugo North Extention. No Measured mineral resource was included in the resource estimate in LHTR13.
- In 2014 OTTR, metal prices used for calculating the financial analysis are as follows: long term copper at $3.08/lb; gold at $1,304/oz; and silver at $21.46/oz. Metal prices are assumed to fall from initial prices to the long-term average over five years.
- The mineral reserves reported above are not additive to the mineral resources.

### *Joint Venture Property – Mineral Resources*

The following Table 13 summarizes the mineral resources for the Hugo North Extension deposit and the Heruga deposit as reported in LHTR13. The mineral resource estimate for the Hugo North Extension deposit is effective as of February 20, 2007 and is based on drilling completed to November 1, 2006. The Heruga mineral resource estimate is effective as of March 30, 2010 and is based on drilling completed to June 21, 2009.

The base case CuEq grade assumptions for the Hugo North Extension and Heruga deposits were determined using operating cost estimates from the Oyu Tolgoi project mineral reserves and using cut-off grades applicable to mining operations exploiting similar deposits. The CuEq cut-off applied for underground resources was 0.37%.

**Table 13 – LHTR13 Entrée - OTLLC Joint Venture Mineral Resources (0.37% CuEq cut-off)**

| Deposit | Grades | | | | | |
|---|---|---|---|---|---|---|
| | Tonnage (Mt) | Copper (%) | Gold (g/t) | Silver (g/t) | Molybdenum (ppm) | CuEq (%) |
| **Hugo North Extension Deposit** | | | | | | |
| **Indicated** Shivee Tolgoi (Hugo North Extension) | 132 | 1.65 | 0.55 | 4.09 | 35.7 | 2.00 |
| **Inferred** Shivee Tolgoi (Hugo North Extension) | 134 | 0.93 | 0.25 | 2.44 | 23.6 | 1.09 |
| **Heruga Deposit** | | | | | | |
| **Inferred** Javhlant (Heruga) | 1,824 | 0.38 | 0.36 | 1.35 | 110 | 0.67 |
| | | | | | | |
| Deposit | Contained Metal | | | | | |
| | Copper (Mlb) | Gold (Moz) | Silver (Moz) | Molybdenum (Mlb) | CuEq (Mlb) | |
| **Hugo North Extension Deposit** | | | | | | |
| **Indicated** Shivee Tolgoi (Hugo North Extension) | 4,800 | 2.32 | 17.4 | 10.4 | 5,810 | |
| **Inferred** Shivee Tolgoi (Hugo North Extension) | 2,760 | 1.08 | 10.5 | 7.0 | 3,230 | |
| **Heruga Deposit** | | | | | | |
| **Inferred** Javhlant (Heruga) | 15,190 | 21.2 | 79.4 | 444 | 26,850 | |

**Notes:**

- Entrée has a 20% interest in mineralization extracted from the Hugo North Extension and Heruga deposits.
- CuEq has been calculated using assumed metal prices of $1.35/lb for copper, $650/oz for gold and $10.00/lb for molybdenum. The equivalence formula was calculated assuming that gold and molybdenum recovery was 91% and 72% of copper recovery respectively. CuEq was calculated using the formula: CuEq% = Cu% + ((Au g/t*18.98)+(Mo g/t*.01586))/29.76. Silver is not included in the CuEq calculation.
- The contained copper, gold, silver and molybdenum in the tables have not been adjusted for metallurgical recovery.
- The 0.37% CuEq cut-off is highlighted as the base case resource for underground bulk mining.
- Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Entrée has reviewed the resource estimate presented in 2014 OTTR, and while the Company agrees with its conclusions, it does not consider the changes to the resource estimate for the Joint Venture Property reported in 2014 OTTR to be material. Mineral resources are classified in accordance with the CIM Definition Standards for Mineral Resources and Mineral Reserves and are prepared in accordance with NI 43-101. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

The base case cut-off grade of 0.37% CuEq remains the same as in LHTR13. The resource model has been updated for the Hugo North Extension deposit but remains the same as reported previously for Heruga. The formula used to calculate copper equivalency has been updated in 2014 OTTR for each deposit.

***Reconciliation of LHTR13 and 2014 OTTR Mineral Resources***

Comparisons of the LHTR13 and 2014 OTTR mineral resources for the Hugo North Extension and Heruga deposits are shown in Table 14 and Table 15, respectively, below.

The Hugo North Extension Indicated and Measured mineral resource estimate in 2014 OTTR is very similar to the LHTR13 Indicated mineral resource estimate, with a 2% reduction in tonnage and CuEq metal in 2014 OTTR. In contrast, the 2014 OTTR Hugo North Extension Inferred mineral resource has increased in estimated tonnage by 34% (45 Mt) from the LHTR13 estimate, with a 6% increase in copper grade and a 36% increase in gold grade, resulting in a 46% increase in CuEq metal in 2014 OTTR. The 2014 OTTR CuEq formula (see note below) for Hugo North Extension accounts for a negligible drop in the overall (Measured, Indicated, and Inferred) resource tonnage (<0.1%) and CuEq metal (0.25%) relative to the LHTR13 mineral resource estimate.

The Heruga resource model has not changed; however, in 2014 OTTR, grades and tonnage have been revised as a result of changes to the CuEq calculation (see discussion below) and resultant changes to blocks selected above the CuEq cut-off grade. Revisions to the 2014 OTTR CuEq formula have had a more pronounced effect on the Heruga mineral resource estimate, with a 7% (124 Mt) drop in tonnage, a 4% drop in copper, gold, silver, and molybdenum contained metals, and a 10% drop in CuEq metal relative to LHTR13.

**Table 14 – Hugo North Extension Mineral Resources Comparison**

| Classification | Tonnage (Mt) | Cu (%) | Au (g/t) | Ag (g/t) | Mo (ppm) | CuEq (%) | Contained Metal | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | Cu (Mlb) | Au (koz) | Ag (koz) | Mo (Mlb) | CuEq (Mlb) |
| **2014 OTTR** | | | | | | | | | | | |
| Measured | 1.2 | 1.38 | 0.12 | 2.77 | 38.4 | 1.47 | 36 | 4 | 105 | 0.1 | 38 |
| Indicated | 128 | 1.65 | 0.55 | 4.12 | 33.6 | 1.99 | 4,663 | 2,271 | 16,988 | 9.5 | 5,633 |
| *Measured + Indicated* | *129* | *1.65* | *0.55* | *4.11* | *33.7* | *1.99* | *4,698* | *2,276* | *17,091* | *9.6* | *5,670* |
| Inferred | 179 | 0.99 | 0.34 | 2.68 | 25.4 | 1.20 | 3,887 | 1,963 | 15,418 | 10 | 4,730 |
| **LHTR13** | | | | | | | | | | | |
| Measured | – | – | – | – | – | – | – | – | – | – | – |
| Indicated | 132 | 1.65 | 0.55 | 4.09 | 35.7 | 2.00 | 4,800 | 2,320 | 17,400 | 10 | 5,810 |
| *Measured + Indicated* | *132* | *1.65* | *0.55* | *4.09* | *35.7* | *2.00* | *4,800* | *2,320* | *17,400* | *10* | *5,810* |
| Inferred | 134 | 0.93 | 0.25 | 2.44 | 23.6 | 1.09 | 2,760 | 1,080 | 10,500 | 7.0 | 3,230 |
| **Absolute Difference (2014 OTTR – LHTR13)** | | | | | | | | | | | |
| Measured | – | – | – | – | – | – | – | – | – | – | – |
| Indicated | –4 | 0.00 | 0.00 | 0.03 | –2.1 | –0.01 | –137 | –49 | –412 | –0.9 | –177 |
| *Measured + Indicated* | *–3* | *0.01* | *0.00* | *0.06* | *–1.7* | *0.01* | *–102* | *–44* | *–309* | *–0.8* | *–140* |
| Inferred | 45 | 0.06 | 0.09 | 0.24 | 1.8 | 0.11 | 1,127 | 883 | 4,918 | 3.0 | 1,500 |
| **Percentage Difference (2014 OTTR – LHTR13)** | | | | | | | | | | | |
| Measured | – | – | – | – | – | – | – | – | – | – | – |
| Indicated | –3% | 0% | 0% | 1% | –6% | 0% | –3% | –2% | –2% | –9% | –3% |
| *Measured + Indicated* | *–2%* | *1%* | *0%* | *1%* | *–5%* | *0%* | *–2%* | *–2%* | *–2%* | *–8%* | *–2%* |
| Inferred | 34% | 6% | 36% | 10% | 8% | 10% | 41% | 82% | 47% | 43% | 46% |

**Notes:**

- Entrée has a 20% interest in mineralization extracted from the Hugo North Extension deposit.
- LHTR13:
  - CuEq has been calculated using assumed metal prices of $1.35/lb for copper, $650/oz for gold and $10.00/lb for molybdenum. The equivalence formula was calculated assuming that gold and molybdenum recovery was 91% and 72% of copper recovery respectively. CuEq was calculated using the formula: CuEq% = Cu% + ((Au g/t*18.98)+(Mo g/t*.01586))/29.76. Silver is not included in the CuEq calculation.
  - The 0.37% CuEq cut-off is highlighted as the base case resource for underground bulk mining.

- 2014 OTTR:
  - Effective date for the mineral resources for Hugo North Extension is 28 March 2014.
  - The 0.37% CuEq cut-off is equivalent to the underground mineral reserve cut-off determined by OTLLC.
  - CuEq has been calculated using assumed metal prices ($3.01/lb for copper, $1,250/oz for gold and $20.37/oz for silver).
    - HNE CuEq% = Cu% + (( Au (g/t) x 1,250 x 0.0321507 x 0.913) + ( Ag (g/t) x 20.37 x 0.0321507 x 0. 942)) / (3.01 x 22.0462)
- The contained copper, gold, silver and molybdenum in the table have not been adjusted for metallurgical recovery.
- Totals may not match due to rounding.
- Mineral resources that are not mineral reserves do not have demonstrated economic viability.
- The mineral reserves are not additive to the mineral resources.

**Table 15 – Heruga Mineral Resource Comparison**

| Classification | Tonnage (Mt) | Cu (%) | Au (g/t) | Ag (g/t) | Mo (ppm) | CuEq (%) | Contained Metal | | | | |
| | | | | | | | Cu (Mlb) | Au (koz) | Ag (koz) | Mo (Mlb) | CuEq (Mlb) |
|---|---|---|---|---|---|---|---|---|---|---|---|
| **2014 OTTR** | | | | | | | | | | | |
| Inferred | 1,700 | 0.39 | 0.37 | 1.39 | 113.2 | 0.64 | 14,610 | 20,428 | 75,955 | 424 | 24,061 |
| **LHTR13** | | | | | | | | | | | |
| Inferred | 1,824 | 0.38 | 0.36 | 1.35 | 110.4 | 0.67 | 15,190 | 21,200 | 79,400 | 444 | 26,850 |
| **Absolute Difference (2014 – 2013)** | | | | | | | | | | | |
| Inferred | −124 | 0.01 | 0.01 | 0.04 | 2.8 | −0.03 | −580 | −772 | −3,445 | −19 | −2,789 |
| **Percentage Difference (2014 / 2013)** | | | | | | | | | | | |
| Inferred | −7% | 3% | 4% | 3% | 3% | −4% | −4% | −4% | −4% | −4% | −10% |

**Notes:**

- Entrée has a 20% interest in mineralization extracted from the Heruga deposit.
- LHTR13:
  - CuEq has been calculated using assumed metal prices of $1.35/lb for copper, $650/oz for gold and $10.00/lb for molybdenum. The equivalence formula was calculated assuming that gold and molybdenum recovery was 91% and 72% of copper recovery respectively. CuEq was calculated using the formula: CuEq% = Cu% + ((Au g/t*18.98)+(Mo g/t*.01586))/29.76. Silver is not included in the CuEq calculation.
  - The 0.37% CuEq cut-off is highlighted as the base case resource for underground bulk mining.
- 2014 OTTR:
  - Effective date for the mineral resource for Heruga is 30 March 2010.
  - The 0.37% CuEq cut-off is equivalent to the underground mineral reserve cut-off determined by OTLLC.
  - CuEq has been calculated using assumed metal prices ($3.01/lb for copper, $1,250/oz for gold, $20.37/oz for silver, and $11.90/lb for molybdenum).
    - Heruga CuEq% = Cu% + (( Au (g/t) x 1,250 x 0.0321507 x 0.911) + ( Ag (g/t) x 20.37 x 0.0321507 x 0. 949) + (Mo (ppm) x 11.9 x 0.0022046 x 0.736)) / (3.01 x 22.0462)
- The contained copper, gold, silver, and molybdenum in the table have not been adjusted for metallurgical recovery.
- Totals may not match due to rounding.
- Mineral resources that are not mineral reserves do not have demonstrated economic viability.

<u>Hugo North Extension Deposit</u>

The Hugo North Extension deposit within the Joint Venture Property contains copper–gold porphyry-style mineralization associated with Qmd intrusions, concealed beneath a deformed sequence of Upper Devonian and Lower Carboniferous sedimentary and volcanic rocks.

The copper sulphides in the high-grade zone at Hugo North Extension comprise relatively coarse bornite impregnating quartz and disseminated in wall rocks of varying composition, usually intergrown with subordinate chalcopyrite. Bornite is dominant in the highest-grade parts of the deposit (with these zones averaging around 3% to 5% copper) and is zoned outward to chalcopyrite (to zones averaging around 2% copper for the high-grade chalcopyrite dominant mineralization). Bornite and chalcopyrite are important copper bearing minerals that contain approximately 63% and 35% copper (respectively) in their crystal structure. Higher grade gold values within the Hugo North Extension mineralized system are associated with the presence of bornite.

Heruga Deposit

The Heruga deposit within the Joint Venture Property contains copper-gold-molybdenum porphyry style mineralization hosted in Devonian basalts and Qmd intrusions, concealed beneath a deformed sequence of Upper Devonian and Lower Carboniferous sedimentary and volcanic rocks. The deposit is cut by several major brittle fault systems, partitioning the deposit into discrete structural blocks. Internally, these blocks appear relatively undeformed, and consist of southeast-dipping volcanic and volcaniclastic sequences. The stratiform rocks are intruded by Qmd stocks and dykes that are probably broadly contemporaneous with mineralization. The deposit is shallowest at the south end (approximately 500 metres below surface) and plunges gently to the north.

The alteration at Heruga is typical of porphyry style deposits, with notably stronger potassic alteration at deeper levels. Locally intense quartz-sericite alteration with disseminated and vein pyrite is characteristic of mineralized Qmd. Molybdenite mineralization seems to spatially correlate with stronger quartz-sericite alteration.

Modelling of mineralization zones for resource estimation purposes revealed that there is an upper copper-driven zone and a deeper gold-driven zone of copper-gold mineralization at Heruga. In addition, there is a significant carapace-like zone of molybdenum mineralization (100 ppm to 1,000 ppm) in the form of molybdenite.

CuEq Formula Derivation

Copper equivalence formulas incorporate copper, gold, and silver for Hugo North Extension, and also molybdenum for Heruga. The assumed metal prices in LHTR13 are $1.35/lb for copper, $650/oz for gold and $10.00/lb for molybdenum. Silver was not included in the CuEq calculation. The assumed metal prices in 2014 OTTR are $3.01/lb for copper, $1,250/oz for gold, $20.37/oz for silver, and $11.90/lb for molybdenum.

Copper estimates are expressed in the form of percentages (%), gold and silver are expressed in grams per tonne (g/t), and molybdenum is expressed in parts per million (ppm).

Metallurgical recovery for gold, silver, and molybdenum are expressed as a percentage relative to copper recovery. In LHTR13 a single formula was used for Hugo North including Hugo North Extension and the same formula was used for Heruga with the addition of a factor for molybdenum. In 2014 OTTR the metallurgical recovery factor varies for each deposit.

Sampling, Analysis and Security – Joint Venture Property

Split core samples were prepared for analysis at the on-site sample preparation facility operated by SGS Mongolia. The prepared pulps were then shipped by air under the custody of OTLLC to Ulaanbaatar, where they were assayed at a laboratory (lab) facility operated by SGS Mongolia.

The quality control samples comprise one duplicate split core sample, one uncrushed field blank, a reject or pulp preparation duplicate, and one or two standard reference material ("SRM") samples (one less than 2% copper and one greater than 2% copper if higher-grade mineralization is present based on visual estimates). These were generally small and not consistent and therefore considered acceptable. OTLLC's sample preparation, analytical and QA/QC procedures and the sample security measures in place during resource drilling adhered to industry standards and the drill samples are considered acceptable for resource estimation purposes.

*2014 OTTR Reserve Case Development Plan*

The reserve case discussed in LHTR13 and updated in 2014 OTTR (the "Reserve Case"), using Proven and Probable mineral reserves, sets out the likely path of initial mine development and includes nine open pit stages at SOT and the initial underground block cave (Lift 1) at Hugo North (including the Entrée-OTLLC Joint Venture's Hugo North Extension). The Reserve Case assumes the processing of 1.5 billion tonnes of ore over a 41 year period at 100 ktpd from the Hugo North (including Hugo North Extension) and SOT deposits (Table 16). Plans for the further development of Lift 1 are at the feasibility stage.

TRQ reported in the 2014 OTTR that in August 2013, development of the underground mine was suspended to allow matters between OTLLC, TRQ, Rio Tinto and the Government of Mongolia to be resolved. Further underground development is subject to resolution of OTLLC shareholder issues including the tax dispute described above, approval of OTFS14 by OTLLC's shareholders and acceptance by the Mongolian Minerals Council, agreement of a comprehensive funding plan including project finance, and receipt of all necessary permits. The project financing is subject to the unanimous approval of the OTLLC board of directors, which includes representatives from the Government of Mongolia.

This delay has in turn postponed the timing of decisions relating to any expansions of the underground operations. The 2014 OTTR production estimates assumed early works recommenced in the third quarter of 2014. This has yet to occur as of the date of the filing of this AIF. There can be no assurance that outstanding shareholder matters will be resolved in a satisfactory manner or that Oyu Tolgoi project financing will be available on the currently proposed terms, or at all, or within a reasonable time frame to permit development of the underground mine, including the Hugo North Extension deposit and the Heruga deposit, within current cost estimates, on schedule or at all. Further, there can be no assurance that the corporate, governmental and other approvals required to implement Oyu Tolgoi project financing will be obtained.

Highlights of the Reserve Case include:

- Underground block cave mine production remains at 95 ktpd.

- The plant rate remains at the nominal 100 ktpd.

- Underground ore handling will be conveyed to surface via decline, which opens the project to additional production flexibility and future optionality. The mine plan still makes use of the existing shafts and the planned shafts that are defined in LHTR13. The combined capacity of the decline conveyor and shafts will be 130-140 ktpd.

- Increased dilution and draw point losses have negatively impacted the OTLLC licence side more than the Entrée-OTLLC Joint Venture side.

- Several alternative production cases are also discussed in 2014 OTTR (see below), which if implemented would allow for continuous improvement in plant throughput and plant expansions up to 350 ktpd.

**Table 16 – Entrée-OTLLC Joint Venture Summary Production and Financial Results**

| Description | Units | LHTR13 Reserve Case | 2014 OTTR Reserve Case |
|---|---|---|---|
| **Total Mineral Reserve Inventory  (entire Lift 1 and SOT)** | | | |
| Production Rate (average) | Mtpa | 36.5 | 36.5 |
| Total Processed – OTLLC & Joint Venture | billion t | 1.5 | 1.5 |
| **Metal Prices** | | | |
| Copper | $/lb | 2.87 | 3.08 |
| Gold | $/oz | 1,350 | 1,304 |
| Silver | $/oz | 23.50 | 21.46 |
| **Entrée-OTLLC Joint Venture Property Results** | | | |
| Processed | Mt | 31 | 35 |
| NSR | US$/t | 95.21 | 99.69 |
| Cu Grade | % | 1.73 | 1.59 |
| Au Grade | g/t | 0.62 | 0.55 |
| Ag Grade | g/t | 3.74 | 3.72 |
| Copper Recovered | billion lb | 1.1 | 1.1 |
| Gold Recovered | Moz | 0.5 | 0.5 |
| Silver Recovered | Moz | 3.2 | 3.6 |
| NPV8% After Tax (long-term prices) (Entrée's 20% interest only) | US$M | 110 | 102 |

Notes:

- Entrée has a 20% interest in Entrée-OTLLC Joint Venture Property mineralization. Unless otherwise noted above, results are for the entire Entrée-OTLLC Joint Venture.

- LHTR13 metal prices used for calculating the financial analysis are as follows: long-term copper at $2.87/lb; gold at $1,350/oz; and silver at $23.50/oz.  2014 OTTR metal prices used for calculating the financial analysis are as follows: long-term copper at $3.08/lb; gold at $1,304/oz; and silver at $21.46/oz. The analysis has been calculated with assumptions for smelter refining and treatment charges, deductions and payment terms, concentrate transport, metallurgical recoveries and royalties.

- In LHTR13, for mine planning the metal prices used to calculate block model NSR were copper at $2.81/lb; gold at $970/oz; and silver at $15.50/oz. The NSR shown above for 2014 OTTR was calculated by Entrée from the OTFS14 financial model, using the following metal prices: copper at $3.01/lb; gold at $1,250/oz; and silver at $20.37/oz.

- Underground (including some mining costs) costs used to determine cut-off grades are based on $15.34/t in LHTR13 and $15.00/t in 2014 OTTR.

- For the underground block cave, all mineral resources within the shell have been converted to mineral reserves. This includes Indicated mineral resources below the resource cut-off grade. It also includes Inferred mineral resources, which have been assigned a zero grade and treated as dilution.

- In 2014 OTTR, for Hugo North Extension, Measured and Indicated mineral resources were used to report Probable mineral reserves.  In LHTR13, no Measured mineral resources were reported.

- The mineral reserves reported above are not additive to the mineral resources.

- The LHTR13 economic analysis has been calculated from the start of 2012. In 2014 OTTR, economic analysis has been calculated from the start of 2015 and excludes 2014. Costs shown are real costs not nominal costs. Expansion capital includes only direct project costs and does not include non-cash shareholder interest, management fees, tax pre- payments, forex adjustments, exploration phase expenditure.

- Entrée's after tax NPV8% shown above for 2014 OTTR was calculated by Entrée using the OTFS14 financial model.

The NSR calculation reflects the net value received for the ore by the mine (after all costs and charges). An NSR has been calculated on a US Dollar per tonne basis for each of the mineral reserve areas in the Oyu Tolgoi project. The Hugo North Extension has the highest NSR calculated for all the deposits at Oyu Tolgoi.

Using the OTFS14 financial model, the Company calculated that the impact on Entrée's after tax NPV8% from the 2014 OTTR would be an approximate decrease of $8 million from $110 million reported in LHTR13 to $102 million. This is mainly due to a development delay on the Hugo North (including Hugo North Extension) block cave and a subsequent two year delay on the Hugo North Extension ore. The NPV8% case is also impacted by more cautious cave performance assumptions, which led to a reduction in recovered metal and a slowing of cave ramp-up.

The Hugo North (including Hugo North Extension) block cave is scheduled to commence in 2019 with Lift 1 Entrée-OTLLC Joint Venture development scheduled to start in 2020 (previously 2019). Entrée-OTLLC Joint Venture cave production is scheduled to commence in 2025 (previously 2023). Peak production from Hugo North Extension would be reached in 2030 with an estimated production of 8.3 Mt at 1.82% copper and 0.69 g/t gold. Production from Lift 1 at Hugo North Extension is estimated to last until approximately 2033. Underground development at Oyu Tolgoi is currently halted and the timing of development and production is subject to change.

Capital costs (excluding sustaining) for development of the entire Hugo North (including Hugo North Extension) underground block cave are estimated at $4.9 billion – approximately $255 million of which will be the responsibility of Entrée. Under the terms of the Entrée-OTLLC Joint Venture, Entrée elected to have OTLLC debt finance Entrée's share of costs with interest accruing at OTLLC's actual cost of capital or prime plus 2%, whichever is less, at the date of the advance. Debt repayment may be made in whole or in part from (and only from) 90% of monthly available cash flow arising from sale of Entrée's share of products.

A plan showing Hugo North (including Hugo North Extension) Lifts 1 and 2 relative to the mining licence boundaries is shown in Figure 9 below. Figure 10 shows an isometric view of the two lifts.

**Figure 9 –Hugo North Lift 1 (Orange) and Lift 2 (Red)**


N
Oyu Tolgoi Project
Hugo North Lift 1 & 2
Shivee
OT LLC - Entrée Gold
JV Property (15226A)
Shaft 4
Lift 2
Oyu Tolgoi
(6709A)
Lift 1
Shaft 2
Shaft 1

**Figure 10 – Isometric View of Hugo North Lift 1 and Lift 2**


Shaft 2
Oyu Tolgoi Project
Hugo North Lift 1
Shaft 4
Shaft 1
Lift 1
NE
SW
Lift 2
Oyu Tolgoi
(6709A)
Shivee
OT LLC - Entrée Gold
JV Property (15226A)

***2014 OTTR Alternative Production Cases***

OTLLC has undertaken strategic planning work on alternative production cases that are described in the 2014 OTTR. The alternative production cases allow for continuous improvement in plant throughput and plant expansions up to 350 ktpd. Figure 11 shows the development options that have been identified by OTLLC as part of the study planning.

**Figure 11 – Oyu Tolgoi Project Development Options**



The three alternative production cases considered are:

- **Case A**: 100% plant capacity, with 5% improvement per year for five years to 140 ktpd or 51 Mtpa.

- **Case B**: 125% plant capacity (Case A) with expansion to 260 ktpd or 95 Mtpa after approximately 20 years.

- **Case C**: Progressive plant expansion to 340% plant capacity of 350 ktpd or 128 Mtpa.

Case A assumes that there is an increase in plant throughput productivity of 5% per year for five years and that the additional mines are developed resulting in approximately 74 years of production. The average throughput rate is approximately 140 ktpd or 51 Mtpa. The Reserve Case production for the entire Oyu Tolgoi Project (including the Joint Venture Property) is included in black for comparison in Figure 12.

Case B is an extension of Case A and assumes that the plant capacity is doubled after approximately 20 years to an average throughput rate of 260 ktpd or 95 Mtpa resulting in approximately 58 years of production. In Case B, Heruga development would begin approximately 30 years after commencement of Lift 1 on Hugo North (including Hugo North Extension). The Reserve Case for the entire Oyu Tolgoi project (including the Joint Venture Property) (black) and alternative production Case A (purple) are included for comparison in Figure 13.

Case C assumes that there are progressive plant expansions to a rate of 350 ktpd or 128 Mtpa. With each successive expansion case there is a reduction of the mine life that would necessitate the success of further exploration to continue production. In Case C, this would be required to bring the exploration potential to production in approximately 30 years. In Case C, Heruga development would begin approximately 12 years after commencement of Lift 1. Both scenarios could have a significant impact on project economics. The Reserve Case for the entire Oyu Tolgoi project (including the Joint Venture Property (black), alternative production Case A (purple), and alternative production Case B (orange) are included for comparison in Figure 14.

Total annual production is 59.0 Mtpa from the SOT open pit and Hugo North (including Hugo North Extension) Lift 1.

**Figure 12 – Alternative Production Case A**



**Figure 13 – Alternative Production Case B**



**Figure 14 – Alternative Production Case C**



Entrée is currently examining the alternative production scenarios and associated expansion options identified in 2014 OTTR. If the results of such examination lead Entrée to believe that there is a more likely development scenario for the Joint Venture Property than the Reserve Case, Entrée will issue a press release and file a new technical report as required under NI 43-101.

***Entrée-OTLLC Joint Venture Future Work***

Exploration and development of the Joint Venture Property is under the control of Rio Tinto on behalf of manager OTLLC. The future work recommendations in the 2014 OTTR, although focussed on the Oyu Tolgoi licence, will be of benefit to Entrée as they will include examination of the Joint Venture Property.

Power Supply Determination

Turquoise Hill announced on November 5, 2012, that OTLLC had signed a binding power purchase agreement with the Inner Mongolia Power Corporation to supply power to the Oyu Tolgoi mine. With the conclusion of the power agreement, OTLLC completed a seven-week commissioning of the ore-processing equipment. First concentrate production was completed on January 31, 2013. Commercial production commenced in September 2013.

The Investment Agreement recognized that the reliable supply of electrical power is critical to the mine. The agreement also confirmed that Turquoise Hill has the right to obtain electrical power from inside or outside Mongolia, including China, to meet its initial electrical power requirements for up to four years after OTLLC begins commercial production. The Investment Agreement established that: (a) Turquoise Hill has the right to build or sub-contract construction of a coal-fired power plant at an appropriate site in Mongolia's South Gobi Region to supply Oyu Tolgoi; and (b) all of the mine's power requirements would be sourced from within Mongolia no later than four years after the start of commercial production. On August 14, 2014, Turquoise Hill announced that OTLLC had signed a Power Sector Cooperation Agreement with the Government of Mongolia, which provides for an open, international tender process to identify and select an independent power provider to privately fund, construct, own and operate a power plant to supply electricity, with Oyu Tolgoi as the primary customer. Full evaluation of the independent power producer option was expected to take 9-12 months.

<u>Water Permit</u>

Due to low average annual precipitation in the project area, water management and conservation are given the highest priority in all aspects of project design.

The development of a borefield to access groundwater reserves within the Gunii Hooloi aquifer basin has been established as the most cost-effective option to meet the raw water demand for the project. Water from the borefield will be required for process water supply, dust suppression in the mining areas, and potable use. Another major component of the water management plan is the diversion of the Undai River to accommodate project facilities. Undai River water is not used by the mine, diversion is to totally preserve this water in the environment. The Undai River diversion was completed in August 2013.

OTLLC will benchmark its water conservation efforts against other mines by assessing factors such as quantified water consumption per tonne of concentrate produced. The current water budget is based on the use of 550 L/t, which compares favourably with other large operations in similar arid conditions. OTLLC is committed to water conservation.

It is also assumed that no water will become available through mine dewatering. Although the need for mine dewatering at a rate of up to 90 L/s is predicted, this will be at a key stage of the mine development, and the actual flow could be lower. The total site design water demand ranges from a low of 465 L/s in spring to a high of 1,205 L/s in winter.

<u>Concentrate Marketing</u>

Long-term sales contracts have been signed for 92% of the Oyu Tolgoi mine's expected concentrate production in 2015 with the remaining volume committed to one customer. Discussions are ongoing to place volumes from 2015 onwards as some of the existing contracts start to expire from the end of 2015.

<u>Socio-economic Aspects of Mine Closure Plan</u>

The preliminary mine closure and reclamation plan includes provisions to ensure that adverse socio-economic impacts of mine closure are minimized and positive impacts are maximized. To this end, OTLLC has planned that allowances will be incorporated into the annual mine operations budget starting 10 years before mine closure to address the costs of:

- Lost employment by the mine workforce.
- Adverse effects on supply chain businesses and downstream businesses, affected communities, public services, and infrastructure.
- Promoting ongoing sustainability among affected stakeholders and communities.

The details of additional socio-economic aspects of a conceptual mine closure plan have not yet been fully developed and are the subject of work to be done in the near future.

**Shivee West**

Entrée has a 100% interest in the western portion of the Shivee Tolgoi mining licence.

**Shivee West – Exploration**

In 2011, RC drilling was conducted over the Zone III near-surface epithermal gold target and expanded north, where a new gold zone ("Argo Zone") was discovered 250 metres beyond the previously known area of gold mineralization. The Argo Zone was partly defined by six RC holes (holes EGRC-11-110 to 115), two trenches and surface chip sampling. Hole EGRC-11-112 returned 14 metres of 1.82 g/t gold and hole EGRC-11-111 returned 3 metres of 2.21 g/t gold. Two separate high-grade surface chip samples averaged 42.4 g/t gold over four metres and 19.3 g/t gold over three metres. Shallow gold mineralization in both zones is hosted by quartz veined felsic volcanic rocks.

In 2012, Entrée completed geological mapping, excavator trenching and sampling in the Argo/Zone III and Khoyor Mod areas. In total, 22 trenches (1,723 metres) were excavated. The area of Argo gold mineralization was extended 140 metres further north from mineralization defined by 2011 RC drilling and the Argo Zone now measures approximately 400 metres long by up to 130 metres wide. One of the trench samples returned 81.4 g/t gold over three metres, confirming and expanding 2011 high-grade gold values.

Khoyor Mod is located approximately six kilometres south of Argo and comprises a 250 metre by 300 metre area of quartz stockwork within Devonian sediments. The stockwork is anomalous in gold (trace to 0.58 g/t) and copper (67-505 ppm) and is indicative of a porphyry target.

No exploration has been completed on Shivee West since 2012, and Entrée does not anticipate further significant exploration or development work until the current regulatory environment in Mongolia has been stabilized.

Shivee West – Sampling, Analysis and Security

Sampling programs on Shivee West have included soil, rock chip, drill core and RC samples. In 2011 and 2012 sampling was limited to RC and rock chip (trench) samples. All of the sampling was carried out by Entrée personnel or contractors.

All 2012 samples were submitted to Actlabs Asia LLC in Ulaanbaatar, Mongolia for gold analysis by fire assay/atomic absorption ("AA") methods on a 30-gram sample and for silver, copper, molybdenum, lead and zinc by 4-acid digestion/AA method.

No sample preparation is undertaken in the field.  Samples of any type for analytical work are collected in uniquely numbered sample bags with corresponding sample tag inside and stored in a secure facility in the exploration camp until ready for shipment to the lab.  Samples are placed in rice bags and shipped by ground transportation using a locked box, keys of which are kept in the exploration camp and at the destination laboratory.  A chain-of-command document is used to verify receipt of the samples by the driver and by the analytical laboratory.

## NON-MATERIAL PROPERTIES

Entrée has interests in other non-material properties in the United States, Australia and Peru as follows.  For additional information regarding these non-material properties, including Entrée's ownership interest and obligations, see the Company's Management's Discussion and Analysis for the financial year ended December 31, 2014, which is available on SEDAR at www.sedar.com.

- Lordsburg Property, New Mexico.  The Lordsburg claims cover 2,013 ha adjacent to the historic Lordsburg copper-gold-silver district in New Mexico.  Drilling at Lordsburg has been successful in discovering a new porphyry copper-gold occurrence in an area previously known only for vein-style gold mineralization.  No work was completed in 2014.  Future drilling will be directed towards expanding the existing drill defined copper and gold zone.

- Blue Rose Joint Venture, Australia.  The Blue Rose copper-iron-gold-molybdenum joint venture property covers exploration licence 5129 in the Olary Region of South Australia, 300 kilometres north-northeast of Adelaide.  Magnetite iron formations occur in the southern portion of this 1,000 square kilometre tenement, and a zone of copper oxide mineralization and a gold target (Golden Sophia) are located in the north-central area of the tenement.

Soil sampling by the joint venture over the Golden Sophia shallow gold target confirmed the previous Battle Mountain gold in soil anomaly and defined a new, linear gold anomaly located approximately 700 metres to the northeast.

- <u>Lukkacha Property, Peru</u>.  The Lukkacha property is located in Tacna Province of southeastern Peru.  The property consists of seven concessions totalling 4,400 ha which cover two large areas of surface alteration, iron oxides and quartz veining approximately 50 kilometres along the structural trend southeast from the giant Toquepala mining operation of Grupo Mexico.  The property has never been drilled and represents a unique opportunity for early stage exploration within an under-explored major copper district.  The property is situated within 50 kilometres of the international border with Chile, and initiation of further exploration (geophysics and drilling) is subject to Entrée obtaining a Supreme Decree allowing it to work on the property.

## RISK FACTORS

This AIF contains forward-looking statements, and any assumptions upon which they are based are made in good faith and reflect our current judgment regarding the direction of our business.  Actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested in this AIF.  Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to actual results.

An investment in the Company's Common Shares involves a number of very significant risks.  You should carefully consider the following risks and uncertainties in addition to other information in this AIF in evaluating Entrée and our business before purchasing the Company's Common Shares.  Our business, operating results and financial condition could be seriously harmed due to any of the following risks.  The risks described below are not the only ones facing Entrée.  Additional risks not presently known to us may also impair our business operations.  You could lose all or part of your investment due to any of these risks.

### Legal and Political Risks

***Entrée may have to make certain concessions to the Government of Mongolia.***

The Minerals Law of Mongolia provides that the State may be an equity participant with any private legal entity, up to a 34% equity interest, in the exploitation of any Strategic Deposit where the quantity and grade of the deposit have been defined by exploration that has not been funded from the State budget.

The Ministry of Mining has advised Entrée that it considers the deposits on the Joint Venture Property to be part of the series of Oyu Tolgoi deposits, which were declared to be Strategic Deposits under Resolution No 57. dated July 16, 2009 of the State Great Khural. Entrée has been in discussions with stakeholders of the Oyu Tolgoi project, including the Government of Mongolia, OTLLC, Erdenes Oyu Tolgoi LLC, Turquoise Hill and Rio Tinto, since the Government of Mongolia temporarily restricted the joint venture licences from transfer in February 2013. The discussions to date have focussed on issues arising from Entrée's exclusion from the Investment Agreement, including the fact that the Government of Mongolia does not have a full 34% interest in the Joint Venture Property; the fact that the mining licences integral to future underground operations are held by more than one corporate entity; and the fact that Entrée does not benefit from the stability that it would otherwise have if it were a party to the Investment Agreement.  In order to receive the benefits of the Investment Agreement, the Government of Mongolia may require Entrée to agree to certain concessions, including with respect to the ownership of the Entrée-OTLLC Joint Venture, Entrée LLC or the economic benefit of Entrée's interest in the Joint

Venture Property, or the royalty rates applicable to Entrée's share of the Joint Venture Property mineralization. No agreements have been finalized.

If the parties fail to reach mutually acceptable agreements in a timely manner, there is a risk that the Government of Mongolia may resort to measures which, whether legitimate or not, could have an adverse effect on the business, assets and financial condition of Entrée as well as the Company's share price. Such measures could include suspending, revoking, cancelling or withdrawing the Shivee Tolgoi and Javhlant mining licences; attempting to invalidate, confiscate, expropriate or rescind the Entrée-OTLLC Joint Venture or Entrée's interest in the Joint Venture Property; and filing legal proceedings against Entrée.

***Entrée is subject to legal and political risk in Mongolia.***

Entrée's interest in the Joint Venture Property and Shivee West are not covered by the Investment Agreement. Government policy may change to discourage foreign investment, nationalization of the mining industry may occur and other government limitations, restrictions or requirements may be implemented. There can be no assurance that Entrée's assets will not be subject to nationalization, requisition, expropriation or confiscation, whether legitimate or not, by any authority or body. In addition, there can be no assurance that neighbouring countries' political and economic policies in relation to Mongolia will not have adverse economic effects on the development of Entrée's assets, including its or OTLLC's ability to access power, transport and sell products and access construction labour, supplies and materials. The political, social and economic environment in Mongolia presents a number of serious risks, including: uncertain legal enforcement; invalidation, confiscation, expropriation or rescission of governmental orders, permits, licences, agreements and property rights; the effects of local political, labour and economic developments, instability and unrest; corruption, requests for improper payments or other corrupt practices; and significant or abrupt changes in the applicable regulatory or legal climate. In addition, there can be no assurance that neighbouring countries' political and economic policies in relation to Mongolia will not have adverse economic effects on the development of the Oyu Tolgoi project or Shivee West, including the ability to access power, transport and sell product and access labour, supplies and materials.

There is no assurance that provisions under Mongolian law for compensation and reimbursement of losses to investors under such circumstances would be effective to restore the full value of Entrée's original investment or to compensate for the loss of the current value of its interest in the Lookout Hill property. Entrée's interest in the Lookout Hill property may be affected in varying degrees by, among other things, government regulations with respect to restrictions on foreign ownership, state ownership of Strategic Deposits, royalties, production, price controls, export controls, income and other taxes, expropriation of property, employment, land use, water use, environmental legislation, mine safety and annual fees to maintain mining licences in good standing. The regulatory environment is in a state of continuing change, and new laws, regulations and requirements may be retroactive in their effect and implementation. There can be no assurance that Mongolian laws protecting foreign investments will not be amended or abolished or that existing laws will be enforced or interpreted to provide adequate protection against any or all of the risks described above.

The legal framework in Mongolia is, in many instances, based on recent political reforms or newly enacted legislation, which may not be consistent with long-standing local conventions and customs. There may be ambiguities, inconsistencies and anomalies in the agreements, licences and title documents through which Entrée holds its interest in the Lookout Hill property, or the underlying legislation upon which that interest is based, which are atypical of more developed legal systems and which may affect the interpretation and enforcement of Entrée's rights and obligations. Mongolian institutions and bureaucracies responsible for administering laws may lack a proper understanding of the laws or the experience necessary to apply them in a modern business context. Many laws have been enacted, but in many instances they are neither understood nor enforced and may be applied in an inconsistent, arbitrary and unfair manner, while legal remedies may be uncertain, delayed or unavailable. In addition, Entrée's licences, permits and assets are often affected in varying degrees, by political instability and governmental regulations and bureaucratic processes, any one or more of which could preclude Entrée from carrying out business activities fairly in Mongolia.  Legal redress for such actions, if available, is uncertain and can often involve significant delays.

***Entrée is not presently a party to the Investment Agreement, and there can be no assurance that Entrée will be entitled to all of the benefits of the Investment Agreement.***

Entrée is not presently a party to the Investment Agreement.  Although OTLLC agreed under the terms of the Earn-In Agreement to use its best efforts to cause Entrée to be brought within the ambit of, made subject to and be entitled to the benefits of the Investment Agreement or a separate stability agreement on substantially similar terms to the Investment Agreement, unless and until Entrée finalizes agreements with the Government of Mongolia and other Oyu Tolgoi stakeholders, there can be no assurance that Entrée will be entitled to all of the benefits of the Investment Agreement, including stability with respect to taxes payable.  If Entrée is not entitled to all of the benefits of the Investment Agreement, it could be subject to the surtax royalty which came into effect in Mongolia on January 1, 2011.  The rates of the surtax royalty vary from 1% to 5% for minerals other than copper.  For copper, the surtax royalty rates range between 22% and 30% for ore, between 11% and 15% for concentrates, and between 1% and 5% for final products.  No surtax royalty is charged on any minerals below a certain threshold market price, which varies depending on the type of minerals.  This is in addition to the standard royalty rates of 2.5% for coal sold in Mongolia and commonly occurring minerals sold in Mongolia, and 5% for all other minerals.

Even if Entrée does finalize agreements with the Government of Mongolia and other Oyu Tolgoi stakeholders, there can be no assurance that the present or future Parliament will refrain from enacting legislation that undermines such agreements or the Investment Agreement or that the present or a future government will refrain from adopting government policies or seeking to renegotiate the terms of such agreements or the Investment Agreement (which was threatened in both 2011 and 2012) in ways that are adverse to Entrée's interests or that impair Entrée's ability to develop Shivee West or OTLLC's ability to develop and operate the Oyu Tolgoi project on the basis currently contemplated, which may have a material adverse impact on Entrée and the Company's share price.

***Recent and future amendments to Mongolian laws could adversely affect Entrée's interest in the Lookout Hill property or make it more difficult or expensive to develop the property and carry out mining.***

The Government of Mongolia has put in place a framework and environment for foreign direct investment.  However, there are political constituencies within Mongolia that have espoused ideas that would not be regarded by the international mining community as conducive to foreign investment if they were to become law or official government policy.  This was evidenced by revisions to the Minerals Law in 2006 as well as by the recent passage of legislation to control foreign direct investment in strategic sectors of the Mongolian economy, including mining.

In October 2011, Prime Minister Batbold stated in his 2012 budget speech that the Government of Mongolia is revisiting all treaties for the avoidance of double taxation, including the 2002 convention between Canada and Mongolia for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income and on capital (the "Canadian Double Tax Treaty").

On November 1, 2013, a new Investment Law came into effect in Mongolia. The new law is aimed at reviving foreign investment by easing restrictions on investors in key sectors such as mining and by providing greater certainty on the taxes they must pay.  The new law replaces two previous laws, including SEFIL.  The full impact of the new Investment Law is not yet known.

On January 16, 2014, the Mongolian Parliament adopted a new State Minerals Policy. The main focus of the policy is to establish a stable investment environment; improve the quality of mineral exploration, mining and processing; encourage the use of environmentally friendly and modern technology; and strengthen the competitiveness of the Mongolian mining sector on the international market. The State Minerals Policy is also intended to serve as the basis for amendments to the existing Minerals Law and other laws relating to the mining sector. On July 1, 2014, the Mongolian Parliament passed the 2014 Amendments to the Minerals Law. In addition, the Mongolian Parliament also passed a separate law which repeals the 2010 statute which imposed a moratorium on the granting of new exploration licences and the transfer of existing licences. The 2014 Amendments extend the maximum period for an exploration licence from 9 years to 12 years (although it ended the three year pre-mining period sometimes given to licence holders upon the expiration of their exploration rights), extend the requirement for holders of mining licences to ensure that 90% of their workforce is comprised of Mongolian nationals to the mining licence holder's subcontractors as well, make clearer the roles and responsibilities of government ministries and departments with respect to mineral matters, modify the definition of Strategic Deposit to reflect its impact on the national economy and not regional economy, and provide for some instances where a tender may not be required to obtain minerals licences where state funding has been used if related to compensation for declaring a special needs area, among other changes.

On February 18, 2015, the Mongolian Parliament adopted the 2015 Amendment, which purports to allow a licence holder to negotiate with the Government of Mongolia with respect to an exchange of the Government's 34% (50% in cases where exploration has been funded by the State budget) equity interest in a licence holder with a Strategic Deposit for an additional royalty payable to the Government. The amount of the royalty payment would vary depending on the particulars of the Strategic Deposit but cannot exceed 5 percent. The rate of this royalty payment shall be approved by the Government of Mongolia. The full impact of the 2015 Amendment is not yet known.

The Ministry of Finance and certain Members of Parliament have released draft laws and draft amendments to the tax legislation of Mongolia which include provisions related to the taxation of foreign legal entities operating in Mongolia and minerals companies in general. If certain provisions of these amendments were adopted by Parliament as currently drafted, they could adversely affect Entree's interests. It is not possible to determine when, if ever, these amendments would be adopted and in what form.

If the Government of Mongolia revises, amends or cancels the Canadian Double Tax Treaty; if the new Investment Law, State Minerals Policy, 2014 Amendments or 2015 Amendment are implemented or interpreted in a manner that is not favourable to foreign investment or Entrée's interests; or if new tax laws or amendments to tax laws are adopted that are not favourable to foreign investment or Entrée's interests, it could have an adverse effect on Entrée's operations in Mongolia and future cash flow, earnings, results of operations and financial condition as well as the Company's share price.

***On February 27, 2013, Entrée received Notice from MRAM regarding the Entrée-OTLLC Joint Venture's mining licences.***

On February 27, 2013, Notice was delivered to Entrée by MRAM that by Order No. 43 dated February 22, 2013, the Ministry of Mining has cancelled the 2009 Order of the Ministry of Mineral Resources and Energy registering the Hugo Dummett (including the Hugo North Extension) and Heruga reserves, and has requested that the Minerals Resource Council go over its previous conclusion that the reserves should be submitted to MRAM. The registration of reserves is a pre-condition to applying for the conversion of an exploration licence into a mining licence. The Notice states that the 2009 Order breached Clause 48.4 of the Minerals Law of Mongolia and Clause 9 of the Charter of the Minerals Resource Council because it was not within the authority of the Ministry of Mineral Resources and Energy to order that the reserves be registered. The Notice, which is not explicitly concerned with the issuance of the mining licences, further advises that any transfer, sale or lease of the Shivee Tolgoi and Javhlant mining licences is temporarily restricted. On September 4, 2013, the Minister of Mining issued Order No. 179, advising the Minerals Professional Council to re-submit its previous conclusions regarding the reserves to MRAM for review and registration. On September 6, 2013, the head of MRAM ordered that the Hugo Dummett (including the Hugo North Extension) and Heruga reserves be registered. While Entrée was also subsequently advised that the temporary transfer restriction on the joint venture mining licences will be lifted, it has not received official notification of the lifting of the restriction. Any future action by the Government of Mongolia to suspend, revoke, withdraw or cancel the Shivee Tolgoi and Javhlant mining licences, whether legitimate or not, would have an adverse effect on the business, assets and financial condition of Entrée as well as the Company's share price.

The Earn-In Agreement requires OTLLC to enter into a form of joint venture agreement that bestows upon it certain powers and duties as manager of the Entrée-OTLLC Joint Venture, including the duty to cure title defects, the duty to prosecute and defend all litigation or administrative proceedings arising out of operations, and the duty to do all acts reasonably necessary to maintain the Joint Venture Property assets, including the mining licences. Pursuant to the Assignment Agreement dated March 1, 2005 between the Company, Turquoise Hill and OTLLC, the Company is also entitled to look to Turquoise Hill for the performance of OTLLC's obligations under the Earn-In Agreement, which is governed by British Columbia law. In addition, the Shivee Tolgoi and Javhlant mining licences are included in the contract area of the Investment Agreement. The Investment Agreement restricts the grounds upon which the Mongolian State administrative authority in charge of geology and mining may revoke a mining licence covered by the Investment Agreement. The Investment Agreement also includes a dispute resolution clause that requires the parties to resolve disputes through international commercial arbitration procedures. Entrée is not a party to the Investment Agreement and does not have any direct rights under the Investment Agreement. In the event that the Government of Mongolia suspends, revokes, withdraws or cancels the Shivee Tolgoi and Javhlant mining licences, there can be no assurance that OTLLC, Turquoise Hill or Rio Tinto will invoke the international arbitration procedures, or that Entrée will be able to enforce the terms of the Earn-In Agreement to cause OTLLC or Turquoise Hill to do all acts reasonably necessary to maintain the Joint Venture Property assets, including by invoking the international arbitration procedures under the Investment Agreement. There may also be limitations on OTLLC, Turquoise Hill and Rio Tinto's ability to enforce the terms of the Investment Agreement against the Government of Mongolia, which is a sovereign entity, regardless of the outcome of an arbitration proceeding. Without an effective means of enforcing the terms of the Earn-In Agreement or the Investment Agreement, Entrée could be deprived of substantial rights and benefits with little or no recourse for fair and reasonable compensation.

***Entrée may experience difficulties with its joint venture partners; Rio Tinto controls the development of the Oyu Tolgoi project, including the Joint Venture Property.***

While the Entrée-OTLLC Joint Venture is operating under the terms of the form of joint venture agreement appended to the Earn-in Agreement, the joint venture agreement has not been formally executed by the parties. There can be no assurance that OTLLC or its shareholders will not attempt to renegotiate some or all of the material terms governing the joint venture relationship in a manner which could have an adverse effect on Entrée's future cash flow, earnings, results of operations and financial condition as well as the Company's share price.

OTLLC has earned either a 70% or 80% interest in mineralization extracted from the Joint Venture Property, depending on the depth at which minerals are extracted, and has effective control of the Entrée-OTLLC Joint Venture. Rio Tinto, which beneficially owns 20.7% of the Company's issued and outstanding shares, exerts a significant degree of control over the business and affairs of Turquoise Hill and OTLLC. Under the Heads of Agreement and MOA, Rio Tinto is responsible for the management of the building and operation of the Oyu Tolgoi project (which includes the Heruga and Hugo North Extension deposits on the Joint Venture Property); is responsible for all exploration operations on behalf of OTLLC, including exploration on the Joint Venture Property; and prepares all programs and budgets for approval by the OTLLC board. The interest of Rio Tinto, Turquoise Hill and OTLLC and the interests of the Company's other shareholders are not necessarily aligned and there can be no assurance that Rio Tinto, Turquoise Hill or OTLLC will exercise its rights or act in a manner that is consistent with the best interests of the Company's other shareholders.

Entrée is and will be subject to the risks normally associated with the conduct of joint ventures, which include disagreements as to how to develop, operate and finance a project, inequality of bargaining power, incompatible strategic and economic objectives and possible litigation between the participants regarding joint venture matters. These matters may have an adverse effect on Entrée's ability to realize the full economic benefits of its interest in the property that is the subject of a joint venture, which could affect its results of operations and financial condition as well as the Company's share price.

***Entrée may be unable to enforce its legal rights in certain circumstances.***

In the event of a dispute arising at or in respect of Entrée's foreign operations, Entrée may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada or other jurisdictions. Entrée may also be hindered or prevented from enforcing its rights with respect to a governmental entity or instrumentality because of the doctrine of sovereign immunity. Any adverse or arbitrary decision of a court, arbitrator or other governmental or regulatory body, or Entrée's inability to enforce its contractual rights, may have a material adverse impact on Entrée's business, assets, prospects, financial condition and results of operation as well as the Company's share price.

***Entrée may be subject to risks inherent in legal proceedings.***

In the course of its business, Entrée may from time to time become involved in various claims, arbitration and other legal proceedings, with and without merit. The nature and results of any such proceedings cannot be predicted with certainty. Any potential future claims and proceedings are likely to be of a material nature. In addition, such claims, arbitration and other legal proceedings can be lengthy and involve the incurrence of substantial costs and resources by Entrée, and the outcome, and Entrée's ability to enforce any ruling(s) obtained pursuant to such proceedings, are subject to inherent risk and uncertainty. The initiation, pursuit and/or outcome of any particular claim, arbitration or legal proceeding could have a material adverse effect on Entrée's financial position and results of operations, and on Entrée's business, assets and prospects. In addition, if Entrée is unable to resolve any existing or future potential disputes and proceedings favourably, or obtain enforcement of any favourable ruling, if any, that may be obtained pursuant to such proceedings, it is likely to have a material adverse impact on Entrée's business, financial condition and results of operations and Entrée's assets and prospects as well as the Company's share price.

***Entrée's rights to use and access certain land area could be adversely affected by the application of Mongolia's Resolution 140 or Resolution 175.***

In June 2010, the Government of Mongolia passed Resolution 140, the purpose of which is to authorize the designation of certain land areas for "state special needs" within certain defined areas, some of which include or are in proximity to the Oyu Tolgoi project. These state special needs areas are to be used for Khanbogd village development and for infrastructure and plant facilities necessary in order to implement the development and operation of the Oyu Tolgoi project. A portion of the Shivee Tolgoi licence is included in the land area that is subject to Resolution 140.

In June 2011, the Government of Mongolia passed Resolution 175, the purpose of which is to authorize the designation of certain land areas for "state special needs" within certain defined areas in proximity to the Oyu Tolgoi project. These state special needs areas are to be used for infrastructure facilities necessary in order to implement the development and construction of the Oyu Tolgoi project. Portions of the Shivee Tolgoi and Javhlant licences are included in the land area that is subject to Resolution 175.

It is expected but not yet formally confirmed by the Government that to the extent that a consensual access agreement exists or is entered into between OTLLC and an affected licence holder, the application of Resolution 175 to the land area covered by the access agreement will be unnecessary. OTLLC has existing access and surface rights to the Joint Venture Property pursuant to the Earn-In Agreement. If Entrée is unable to reach a consensual arrangement with OTLLC with respect to Shivee West, Entrée's right to use and access a corridor of land included in the state special needs areas for a proposed power line may be adversely affected by the application of Resolution 175. While the Mongolian Government would be responsible for compensating Entrée in accordance with the mandate of Resolution 175, the amount of such compensation is not presently quantifiable.

While the Investment Agreement contains provisions restricting the circumstances under which the Shivee Tolgoi and Javhlant licences may be expropriated, which may make the application of Resolution 140 and Resolution 175 to the Joint Venture Property unnecessary, there can be no assurances that the Resolutions will not be applied in a manner that has an adverse impact on Entrée.

***Changes in, or more aggressive enforcement of, laws and regulations could adversely impact Entrée's business.***

Mining operations and exploration activities are subject to extensive laws and regulations. These relate to production, development, exploration, exports, imports, taxes and royalties, labour standards, occupational health, waste disposal, protection and remediation of the environment, mine decommissioning and reclamation, mine safety, toxic substances, transportation safety and emergency response and other matters.

Compliance with these laws and regulations increases the costs of exploring, drilling, developing, constructing, operating and closing mines and other facilities. It is possible that the costs, delays and other effects associated with these laws and regulations may impact Entrée's decision as to whether to continue to operate in a particular jurisdiction or whether to proceed with exploration or development of properties. Since legal requirements change frequently, are subject to interpretation and may be enforced to varying degrees in practice, Entrée is unable to predict the ultimate cost of compliance with these requirements or their effect on operations. Changes in governments, regulations and policies and practices could have an adverse impact on Entrée's future cash flows, earnings, results of operations and financial condition, which may have a material, adverse impact on Entrée and the Company's share price.

## Risks Associated With The Development of the Oyu Tolgoi Project.

The Joint Venture Property forms part of the Oyu Tolgoi project. As a result, certain risk factors associated with the development of the Oyu Tolgoi project are also applicable to Entrée and may adversely affect Entrée, including the following.

***There can be no assurance that Turquoise Hill will be capable of raising the additional funding that it needs to continue the development of the Oyu Tolgoi project, including the Hugo North Extension and Heruga deposits.***

Further development of the Oyu Tolgoi project depends upon Turquoise Hill's ability to obtain a reliable source of funding. Volatility in capital markets and commodity prices and other macroeconomic factors may adversely affect Turquoise Hill's ability to secure project financing. Even if macroeconomic factors are conducive to securing project financing, there can be no assurance that final agreement with the project lenders will be reached on terms reasonably satisfactory to Turquoise Hill and Rio Tinto or that Turquoise Hill or Rio Tinto will continue to pursue project financing for the Oyu Tolgoi project. In addition, OTLLC operates in a region of the world that is prone to economic and political upheaval and instability, which may make it more difficult to obtain sufficient debt financing from project lenders.

On August 12, 2013, development of the Oyu Tolgoi underground mine, including Lift 1 of the Entrée-OTLLC Joint Venture's Hugo North Extension deposit, was suspended until outstanding OTLLC shareholder issues could be resolved. The parties were unable to reach agreement on outstanding shareholder issues and close project financing prior to the March 31, 2014 expiry of the commitment letters that Rio Tinto signed with 15 global banks. On May 12, 2014, Turquoise Hill announced that 14 of the 15 global banks participating in the Oyu Tolgoi project financing had agreed to extend their commitment letters to September 30, 2014. On September 22, 2014, Turquoise Hill announced that the OTFS14 had been finalized and presented to the board of directors of OTLLC. On October 2, 2014, Turquoise Hill announced that while the extended expiry date for the commitment letters of September 30, 2014 had passed and there is ongoing engagement with the lenders, no requests have been made to further extend the lender commitments. Turquoise Hill further stated that underground development remains subject to: (1) successful resolution of remaining OTLLC shareholder issues, including the tax situation; (2) agreement of a comprehensive funding plan including project finance; (3) approval of the OTFS14 by the OTLLC shareholders and acceptance by the Mongolian Minerals Council; and (4) obtaining all necessary permits for the Oyu Tolgoi mine's operations and development. There can be no assurance that outstanding shareholder matters will be resolved in a satisfactory manner, and given that the commitments from the commercial bank consortium forming part of the proposed project financing lender group formally expired on September 30, 2014 and have not yet been renewed, there can be no assurance that Oyu Tolgoi project financing will be available within the time frame required to permit development of the underground mine within current cost estimates, on schedule or at all. Further, there can be no assurance that the corporate, governmental and other approvals required to implement Oyu Tolgoi project financing will be obtained or that, even if all such required approvals are obtained, Oyu Tolgoi project financing will be available.

***The actual cost of developing the Oyu Tolgoi project may differ materially from estimates and involve unexpected problems or delays.***

Turquoise Hill's estimates regarding the cost of development and operation of the Oyu Tolgoi project are estimates only. The estimates and the assumptions upon which they are based are subject to a variety of risks and uncertainties and other factors that could cause actual expenditures to differ materially from those estimated. If these estimates prove incorrect, the total capital expenditures required to complete development of the Oyu Tolgoi project underground mine, including the portion that Entrée is responsible for, may increase, which may have a material adverse impact on Entrée, its results of operations, financial conditions, and the Company's share price.

There are a number of uncertainties inherent in the development and construction of any new mine or existing, including the Oyu Tolgoi project. These uncertainties include: the timing and cost, which can be considerable, of the construction of mining and processing facilities; the availability and cost of skilled labour, process water, power and transportation, including costs of transport for the supply chain for the Oyu Tolgoi project, which requires routing approaches which have not been fully tested; the annual usage costs to the local province for sand, aggregate and water; the availability and cost of appropriate smelting and refining arrangements; and the need to obtain necessary environmental and other government permits, such permits being on reasonable terms, and the timing of those permits. The cost, timing and complexities of mine construction and development are increased by the remote location of the Oyu Tolgoi project. Mongolia's weather varies to the extremes, and such adverse conditions can upset programs with resultant additional costs and delays.

It is common in new mining operations and in the development or expansion of existing facilities to experience unexpected problems and delays during development, construction and mine start-up, which may cause delays in commencement or expansion of mineral production. In particular, funding and development of the Oyu Tolgoi project underground mine, including the Hugo North Extension deposit and the Heruga deposit, has been delayed until matters with the Mongolian government can be resolved and a new timetable agreed. Any of these delays could impact disclosed project economics. Accordingly, there is no assurance that the future development, construction or expansion activities will be successfully completed within cost estimates, on schedule or at all and, if completed, there is no assurance that such activities will result in profitable mining operations.

***The Investment Agreement includes a number of future covenants that may be outside of the control of the investors to complete.***

The Investment Agreement commits Turquoise Hill and Rio Tinto to perform many obligations in respect of the development and operation of the Oyu Tolgoi project. While performance of many of these obligations is within the effective control of Turquoise Hill and Rio Tinto, the scope of certain obligations may be open to interpretation. Further, the performance of other obligations may require co-operation from third parties or may be dependent upon circumstances that are not necessarily within the control of Turquoise Hill and Rio Tinto. Non-fulfillment of any obligation may result in a default under the Investment Agreement. Such a default could result in a termination of the Investment Agreement, which may have a material adverse impact on Entrée and the Company's share price.

The Investment Agreement commits OTLLC to utilize only Mongolian power sources within four years of commencing commercial production. Such sources of power may not be available or may be available upon commercial terms that are less advantageous than those available from other potential power suppliers. Despite Turquoise Hill and Rio Tinto's best efforts, such an obligation is not necessarily within their control and non-fulfillment of such requirement may result in a default under the Investment Agreement.

## Risks Associated With the Funding Agreement

### In certain circumstances the Company may be required to return a portion of the Deposit to Sandstorm.

In the event of a partial expropriation of Entrée's economic interest, contractually or otherwise, in the Joint Venture Property, which is not reversed during the abeyance period provided for in the Funding Agreement with Sandstorm, the Company will be required to return a pro rata portion of the Deposit (the amount of the repayment not to exceed the amount of the Unearned Balance).

### Certain events outside of Entrée's control may be an event of default under the Funding Agreement.

If an event of default occurs under the Funding Agreement, the Company may be required to immediately pay to Sandstorm a default fee, which it may not have sufficient funds to cover.  Some potential events of default may be outside of Entrée's control, including a partial or full expropriation of Entrée's economic interest, contractually or otherwise, in the Joint Venture Property which is not reversed during the abeyance period provided for in the Funding Agreement.  If an event of default occurs and the Company is required to pay a default fee to Sandstorm, it may have a material adverse impact on Entrée's business, financial condition, assets and prospects, and on the Company's share price.

### Short term fluctuations in mineral prices may expose the Company to trading losses.

Under the Funding Agreement, the Company agreed to use future cash flows from its mineral property interests to purchase and deliver metal credits to Sandstorm.  The Funding Agreement does not require the Company to deliver actual metal production, therefore the Company will have to use revenue it receives from the sale of its share of metal production to purchase the requisite amount of metal credits for delivery to Sandstorm.  To the extent metal prices on the day on which the Company's production is sold are different from metal prices on the day on which the Company purchases metal credits for delivery to Sandstorm, the Company may suffer a gain or loss on the difference.

## Risks Associated With Mining

### Resource and reserve estimates, including estimates for the Hugo North Extension, Heruga, Ann Mason and Blue Hill deposits, are estimates only, and are subject to change based on a variety of factors.

The estimates of reserves and resources, including the anticipated tonnages and grades that will be achieved or the indicated level of recovery that will be realized, are estimates only and no assurances can be given as to their accuracy.  Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques, and large scale continuity and character of the deposits will only be determined once significant additional drilling and sampling has been completed and analyzed.  Actual mineralization or formations may be different from those predicted.  It may also take many years from the initial phase of drilling before production is possible, and during that time the economic feasibility of exploiting a deposit may change.  Reserve and resource estimates are materially dependent on prevailing market prices and the cost of recovering and processing minerals at the mine site.  Market fluctuations in the price of metals or increases in the costs to recover metals may render the mining of ore reserves uneconomical and materially adversely affect operations.  Moreover, various short-term operating factors may cause a mining operation to be unprofitable in any particular accounting period.

Prolonged declines in the market price of metals may render reserves containing relatively lower grades of mineralization uneconomic to exploit and could reduce materially reserves and resources. Should such reductions occur, the discontinuation of development or production might be required. The estimates of mineral reserves and resources attributable to a specific property are based on accepted engineering and evaluation principles. The estimated amount of contained metals in probable mineral reserves does not necessarily represent an estimate of a fair market value of the evaluated property.

There are numerous uncertainties inherent in estimating quantities of mineral reserves and resources. The estimates in the Company's disclosure documents are based on various assumptions relating to commodity prices and exchange rates during the expected life of production, mineralization, the projected cost of mining, and the results of additional planned development work. Actual future production rates and amounts, revenues, taxes, operating expenses, environmental and regulatory compliance expenditures, development expenditures, and recovery rates may vary substantially from those assumed in the estimates. Any significant change in the assumptions underlying the estimates, including changes that result from variances between projected and actual results, could result in material downward revision to current estimates, which may have a material adverse impact on Entrée and the Company's share price.

***Mineral prices are subject to dramatic and unpredictable fluctuations.***

Entrée expects to derive revenues, if any, from the extraction and sale of base and precious metals such as copper, gold, silver and molybdenum. The price of those commodities has fluctuated widely in recent years, and is affected by numerous factors beyond Entrée's control, including international economic and political trends, expectations of inflation, global and regional demand, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities, increased production due to improved extraction and production methods and economic events, including the performance of Asia's economies. Ongoing worldwide economic uncertainty could lead to prolonged recessions in many markets which may, in turn, result in reduced demand for commodities, including base and precious metals.

The effect of these factors on the price of base and precious metals, and, therefore, the economic viability of any of Entrée's exploration projects, cannot accurately be predicted. Should prevailing metal prices remain depressed, there may be a curtailment or suspension of mining, development and exploration activities. Entrée would have to assess the economic impact of any sustained lower metal prices on recoverability and, therefore, the cut-off grade and level of reserves and resources. These factors could have an adverse impact on Entrée's future cash flows, earnings, results of operations, stated reserves and financial condition, which may have an adverse impact on Entrée and the Company's share price.

***Entrée has interests in properties that are not in commercial production. There is no assurance that the existence of any mineral reserves will be established on any of the exploration properties in commercially exploitable quantities.***

Mineral reserves have been established on the Hugo North Extension deposit at Lookout Hill. Mineral resources have been outlined on the Hugo North Extension and Heruga deposits at Lookout Hill and the Ann Mason and Blue Hill deposits in Nevada. Unless and until mineral reserves are established in economically exploitable quantities on a deposit, and the property is brought into commercial production, Entrée cannot earn any revenues from operations on that deposit or recover all of the funds that it has expended on exploration.

Development of a mineral property is contingent upon obtaining satisfactory exploration results. Mineral exploration and development involves substantial expenses and a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to adequately mitigate. There is no assurance that commercial quantities of ore will be discovered on any of the exploration properties in which Entrée has an interest. There is also no assurance that, even if commercial quantities of ore are discovered, a mineral property will be brought into commercial production. The discovery of mineral deposits is dependent upon a number of factors, not the least of which is the technical skill of the exploration personnel involved.  The commercial viability of a mineral deposit, once discovered, is also dependent upon a number of factors, some of which are the particular attributes of the deposit, such as size, grade and proximity to infrastructure, metal prices and government regulations, including regulations relating to taxation, royalties, allowable production, importing and exporting of minerals, and environmental protection.  Most of the above factors are beyond the control of Entrée.

The probability of an individual prospect ever having mineral reserves that meet the requirements of the definition is extremely remote.  There is no assurance that exploration properties in which Entrée has an interest contain any mineral reserves and that funds that Entrée spends on exploration will not be lost.

***There can be no assurance that Entrée or its joint venture partners will be able to obtain or maintain any required permits.***

Both mineral exploration and extraction require permits from various foreign, federal, state, provincial and local governmental authorities and are governed by laws and regulations, including those with respect to prospecting, mine development, mineral production, transport, export, taxation, labour standards, water rights, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. There can be no assurance that Entrée or its joint venture partners will be able to obtain or maintain any of the permits required for the continued exploration of mineral properties in which Entrée has an interest or for the construction and operation of a mine on those properties at economically viable costs.  If required permits cannot be obtained or maintained, Entrée or its joint venture partners may be delayed or prohibited from proceeding with planned exploration or development of the mineral properties in which Entrée has an interest and Entrée's business could fail.

***Entrée is subject to substantial environmental and other regulatory requirements and such regulations are becoming more stringent.  Non-compliance with such regulations could materially adversely affect Entrée.***

Entrée's operations are subject to environmental regulations in the various jurisdictions in which it operates. Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions.  Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Environmental legislation is evolving in a manner which will likely require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees.  There is no assurance that future changes in environmental regulation, if any, will not adversely affect Entrée's operations. Environmental hazards may exist on the properties in which Entrée holds interests which are presently unknown to Entrée and which have been caused by previous or existing third-party owners or operators of the properties. Government approvals and permits are also often required in connection with various aspects of Entrée's operations.  To the extent that such approvals are required and not obtained, Entrée may be delayed or prevented from proceeding with planned exploration or development of its mineral properties, which may have a material, adverse impact on Entrée and its share price.

In Mongolia, Entrée is required to deposit 50% of its proposed reclamation budget with the local Soum Governor's office (a soum is the local Mongolian equivalent of a township or district) which will be refunded only on acceptable completion of land rehabilitation after mining operations have concluded.  Even if Entrée relinquishes its licences, Entrée will still remain responsible for any required reclamation.

In the United States, exploration companies are required to apply to federal and state authorities for a work permit that specifically details the proposed work program.  A reclamation bond based on the amount of surface disturbance may be requested prior to the issuance of the appropriate permit.

***There can be no assurance that the interest held by Entrée in resource properties is free from defects.***

While Entrée has investigated title to its mining licences and property claims, Entrée's title to its resource properties may be challenged by third parties or the licences that permit Entrée to explore its properties may expire if Entrée fails to timely renew them and pay the required fees.

Entrée cannot guarantee that the rights to explore its properties will not be revoked or altered to its detriment as a result of actions by the Mongolian Ministry of Mining, MRAM, Mongolia's Resolution 140 and/or 175 or otherwise. The ownership and validity of mining claims and concessions are often uncertain and may be contested.

In Mongolia, should a third party challenge to the boundaries or registration of ownership arise, the Government of Mongolia may declare the property in question a special reserve for up to three years to allow resolution of disputes or to clarify the accuracy of its mining licence register.

Entrée is not aware of any third party challenges to the location or area of any of the mining concessions and mining claims in any of the jurisdictions in which it operates.  There is, however, no guarantee that title to the claims and concessions will not be challenged or impugned in the future.  If Entrée fails to pay the appropriate annual fees or if Entrée fails to timely apply for renewal, then these licences may expire or be forfeit.

***If mineral reserves in commercially exploitable quantities are established on any of Entrée's properties (other than the Joint Venture Property), Entrée will require additional capital and may need to acquire additional lands in order to develop the property into a producing mine.  If Entrée cannot raise this additional capital or acquire additional lands, Entrée will not be able to exploit the resource, and its business could fail.***

If mineral reserves in commercially exploitable quantities are established on any of Entrée's properties (other than the Joint Venture Property, in which Entrée has a carried interest), Entrée will be required to expend substantial sums of money to establish the extent of the resource, develop processes to extract it and develop extraction and processing facilities and infrastructure.  Although Entrée may derive substantial benefits from the discovery of a major deposit, there can be no assurance that such a resource will be large enough to justify commercial operations, nor can there be any assurance that Entrée will be able to raise the funds required for development on a timely basis.  If Entrée cannot raise the necessary capital or complete the necessary facilities and infrastructure, its business may fail.

Entrée may be required to acquire rights to additional lands in order to develop a mine if a mine cannot be properly located on Entrée's properties.  There can be no assurance that Entrée will be able to acquire such additional lands on commercially reasonable terms, if at all.

***Mineral exploration and development is subject to extraordinary operating risks.  Entrée does not currently insure against these risks.***

Mineral exploration and development involves many risks which even a combination of experience, knowledge and careful evaluation may not be able to overcome.  Entrée's operations will be subject to all of the hazards and risks inherent in the exploration and development of resources, including liability for pollution or hazards against which Entrée cannot insure or against which Entrée may elect not to insure.  Any such event could result in work stoppages and damage to property, including damage to the environment.  Entrée does not currently maintain any insurance coverage against these operating hazards.  The payment of any liabilities that arise from any such occurrence would have a material, adverse impact on Entrée.

*The mining industry is highly competitive and there is no assurance that Entrée will continue to be successful in acquiring mineral claims.  If Entrée cannot continue to acquire properties to explore for mineral resources, Entrée may be required to reduce or cease operations.*

The mineral exploration, development, and production industry is largely unintegrated.  Entrée competes with other exploration companies looking for mineral resource properties and the resources that can be produced from them.

Entrée competes with many companies possessing greater financial resources and technical facilities.  This competition could adversely affect its ability to acquire suitable prospects for exploration in the future.  Accordingly, there can be no assurance that Entrée will acquire any interest in additional mineral resource properties that might yield reserves or result in commercial mining operations.

## Risks Related To Our Company

*Entrée can provide investors with no assurances that it will generate any operating revenues or ever achieve profitable operations.*

Although Entrée has been in the business of exploring mineral resource properties since 1995, Entrée has never had any revenues from its operations.  In addition, its operating history has been restricted to the acquisition and exploration of its mineral properties.  Entrée anticipates that it will continue to incur operating costs without realising any revenues until such time as the Joint Venture Property is brought into production.  Entrée expects to continue to incur significant losses into the foreseeable future.  Entrée recognises that if it is unable to generate significant revenues from mining operations and any dispositions of its interests in properties, Entrée will not be able to earn profits or continue operations.  Entrée can provide investors with no assurance that it will generate any operating revenues or ever achieve profitable operations.

*The fact that Entrée has not earned any operating revenues since its incorporation may impact its ability to explore certain of its mineral properties or require that exploration be scaled back.*

Entrée has not generated any revenue from operations since its incorporation.  Entrée anticipates that it will continue to incur operating expenses without revenues unless and until it is able to generate cash flows from the Entrée-OTLLC Joint Venture or it is able to identify a mineral reserve in a commercially exploitable quantity on one or more of its mineral properties and it builds and operates a mine.  As at December 31, 2014, Entrée had working capital of approximately $32.6 million.  Entrée's average monthly operating expenses in 2014 were approximately $1.1 million, including exploration, general and administrative expenses and investor relations expenses.  Entrée has a carried interest on all exploration activity carried out on the Joint Venture Property and, due to the nature of Entrée's other mineral property interests, Entrée has the ability to alter its exploration expenditures and, to a lesser extent, its general and administrative expenses.  As a result, Entrée believes that it will not have to raise any additional funds to meet its currently budgeted operating requirements for the next 12 months. If these funds are not sufficient, or if Entrée does not begin generating revenues from operations sufficient to pay its operating expenses when Entrée has expended them, Entrée will be forced to raise necessary funds from outside sources.  While Entrée may be able to raise funds through strategic alliances, joint ventures, product streaming or other arrangements, it has traditionally raised its operating capital from sales of equity, but there can be no assurance that Entrée will continue to be able to do so.  If Entrée cannot raise the money that it needs to continue exploration of its mineral properties, there is a risk that Entrée may be forced to delay, scale back, or eliminate certain of its exploration activities.

***Recent global financial conditions may adversely impact operations and the value and price of the Company's Common Shares.***

Recent global financial and market conditions have been subject to increased volatility.  This increased volatility may impact the ability of Entrée to obtain equity or debt financing in the future and, if obtained, on terms favourable to Entrée.  If these increased levels of volatility and market turmoil continue, Entrée's operations could be adversely impacted and the value and the price of the Company's Common Shares could be adversely affected.

***As a result of their existing shareholdings and OTLLC's right of first refusal, Rio Tinto, Turquoise Hill and OTLLC potentially have the ability to influence Entrée's business and affairs.***

Rio Tinto's beneficial shareholdings in the Company potentially give Rio Tinto the voting power to influence the policies, business and affairs of Entrée and the outcome of any significant corporate transaction or other matter, including a merger, business combination or a sale of all, or substantially all, of Entrée's assets.  In addition, Rio Tinto (on behalf of OTLLC) has operational control over the Joint Venture Property.  OTLLC also has a right of first refusal with respect to any proposed disposition by Entrée of an interest in Shivee West, which is not subject to the Entrée-OTLLC Joint Venture.  The share position in the Company of each of Turquoise Hill and Rio Tinto may have the effect of delaying, deterring or preventing a transaction involving a change of control of the Company in favour of a third party that otherwise could result in a premium in the market price of the Company's Common Shares in the future.

***The Company's Articles and indemnity agreements between the Company and its officers and directors indemnify its officers and directors against costs, charges and expenses incurred by them in the performance of their duties.***

The Company's Articles contain provisions requiring the Company to indemnify Entrée's officers and directors against all judgements, penalties or fines awarded or imposed in, or an amount paid in settlement of, a legal proceeding or investigative action in which such party, by reason of being a director or officer of Entrée, is or may be joined.  The Company also has indemnity agreements in place with its officers and directors.  Such limitations on liability may reduce the likelihood of derivative litigation against the Company's officers and directors and may discourage or deter the Company's shareholders from suing its officers and directors based upon breaches of their duties to Entrée, though such an action, if successful, might otherwise benefit Entrée and the Company's shareholders.

***Investors' interests in the Company will be diluted and investors may suffer dilution in their net book value per Common Share if the Company issues stock options or if the Company issues additional Common Shares to finance its operations.***

Entrée has never generated revenue from operations, and it is currently without a source of revenue.  The Company will most likely be required to issue additional Common Shares to finance Entrée's operations and, depending on the outcome of the exploration programs, may issue additional Common Shares to finance additional exploration programs on any or all of Entrée's properties or to acquire additional properties.

The Company may also in the future grant to some or all of Entrée's directors, officers, consultants, and employees additional options to purchase Common Shares as non-cash incentives to those persons.  Such options may be granted at prices equal to market prices, or at prices as allowable under the policies of the TSX and the Company's Stock Option Plan, when the public market is depressed.  The issuance of any equity securities could, and the issuance of any additional Common Shares will, cause the Company's existing shareholders to experience dilution of their ownership interests.

If the Company issues additional Common Shares, investors' interests in the Company will be diluted and investors may suffer dilution in their net book value per Common Share depending on the price at which such securities are sold.  As at December 31, 2014 Entrée had outstanding options exercisable into 13,779,000 Common Shares which, if exercised as at March 30, 2015 would represent approximately 8.57% of its issued and outstanding Common Shares.  If all of these options are exercised and the underlying Common Shares are issued, such issuance will cause a reduction in the proportionate ownership and voting power of all other shareholders.  The dilution may result in a decline in the market price of the Company's Common Shares.

### Earnings and Dividend Record.

The Company has no earnings or dividend record.  The Company has not paid dividends on its Common Shares since incorporation and does not anticipate doing so in the foreseeable future.  The Company's current intention is to apply any future net earnings to increase its working capital.  Prospective investors seeking or needing dividend income or liquidity should, therefore, not purchase the Company's Common Shares.  The Company currently has no revenue and a history of losses, so there can be no assurance that the Company will ever have sufficient earnings to declare and pay dividends to the holders of Common Shares.

### Conflicts of Interest.

Certain of Entrée's officers and directors may be or become associated with other natural resource companies that acquire interests in mineral properties.  Such associations may give rise to conflicts of interest from time to time.  Entrée's directors are required by law to act honestly and in good faith with a view to its best interests and to disclose any interest which they may have in any of its projects or opportunities.  In general, if a conflict of interest arises at a meeting of a board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter or, if he does vote, his vote does not count.

### Dependence on Key Management Employees.

Entrée's ability to continue its exploration and development activities and to develop a competitive edge in the marketplace depends, in large part, on its ability to attract and maintain qualified key management personnel.  Competition for such personnel is intense, and there can be no assurance that Entrée will be able to attract and retain such personnel.  Its development now, and in the future, will depend on the efforts of key management figures.  The loss of any of these key people could have a material adverse effect on Entrée's business.  Entrée does not currently maintain key-man life insurance on any of its key employees.

### Fluctuations in Currency Exchange Rates.

Fluctuations in Canadian and United States currency exchange rates may significantly impact Entrée's financial position and results.

### The Company is subject to anti-corruption legislation.

The Company is subject to the U.S. Foreign Corrupt Practices Act and other similar legislation, such as Canada's *Corruption of Foreign Officials Act* (collectively, "Anti-Corruption Legislation"), which prohibits Entrée or any officer, director, employee or agent of Entrée or any shareholder of the Company on its behalf from paying, offering to pay, or authorizing the payment of anything of value to any foreign government official, government staff member, political party, or political candidate in an attempt to obtain or retain business or to otherwise influence a person working in an official capacity.  Anti-Corruption Legislation also requires public companies to make and keep books and records that accurately and fairly reflect their transactions and to devise and maintain an adequate system of internal accounting controls.   Entrée's international activities create the risk of unauthorized payments or offers of payments by its employees, consultants or agents, even though they may not always be subject to its control.  Entrée prohibits these practices by its employees and agents.  However, Entrée's existing safeguards and any future improvements may prove to be less than effective, and its employees, consultants and agents may engage in conduct for which it might be held responsible.  Any failure by Entrée to adopt appropriate compliance procedures and ensure that its employees and agents comply with Anti-Corruption Legislation and applicable laws and regulations in foreign jurisdictions could result in substantial penalties or restrictions on Entrée's ability to conduct business in certain foreign jurisdictions, which may have a material adverse impact on Entrée and the price of the Company's Common Shares.

***The Company believes that it was a passive foreign investment company during 2014, which may have a material effect on U.S. holders.***

The Company believes it was a "passive foreign investment company" ("PFIC") during the year ended December 31, 2014 and may be a PFIC for subsequent tax years, which may have a material effect on United States shareholders ("US Holders"). United States income tax legislation contains rules governing PFICs, which can have significant tax effects on US Holders of foreign corporations. A US Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to United States federal income taxation under one of two alternative tax regimes at the election of each such US Holder. The United States federal income tax consequences to a US Holder of the acquisition, ownership, and disposition of Common Shares will depend on whether such US Holder makes an election to treat the Company as a "qualified electing fund" or "QEF" under Section 1295 of the Code ("QEF Election") or a mark-to-market election under Section 1296 of the Code ("Mark-to-Market Election"). Additional adverse rules would apply to US Holders for any year the Company is a PFIC and Entrée owns or disposes of shares in another corporation which is a PFIC. However, US Holders should be aware that there can be no assurance that the Company will satisfy the record keeping requirements that apply to a QEF, or that the Company will supply US Holders with information that such US Holders require to report under the QEF election rules, in the event that the Company is a PFIC and a US Holder wishes to make a QEF election. Thus, US Holders may not be able to make a QEF Election with respect to their Common Shares.

***It may be difficult to enforce judgements or bring actions outside the United States against the Company and certain of its directors.***

The Company is a Canadian corporation and certain of its directors are neither citizens nor residents of the United States. A substantial part of the assets of several of these persons are located outside the United States. As a result, it may be difficult or impossible for an investor: to enforce in courts outside the United States judgements obtained in United States courts based upon the civil liability provisions of United States federal securities laws against these persons and the Company; or to bring in courts outside the United States an original action to enforce liabilities based upon United States federal securities laws against these persons and the Company.

***Increased costs and compliance risks as a result of being a public company.***

Legal, accounting and other expenses associated with public company reporting requirements have increased significantly over time. The Company anticipates that general and administrative costs associated with regulatory compliance will continue to increase with ongoing compliance requirements under the Sarbanes-Oxley Act of 2002, as amended ("Sarbanes-Oxley"), the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as any new rules implemented by the SEC, Canadian Securities Administrators, the NYSE MKT and the TSX in the future. These rules and regulations have significantly increased the Company's legal and financial compliance costs and made some activities more time-consuming and costly. There can be no assurance that the Company will continue to effectively meet all of the requirements of these rules and regulations, including Sarbanes-Oxley Section 404, National Instrument 52-109 – *Certification of Disclosure in Issuers' Annual and Interim Filings* of the Canadian Securities Administrators ("NI 52-109"), and the continued listing standards of the NYSE MKT and the TSX. Any failure to effectively implement internal controls, or to resolve difficulties encountered in their implementation, could harm the Company's operating results, cause the Company to fail to meet reporting obligations or result in management being required to give a qualified assessment of the Company's internal controls over financial reporting or the Company's independent auditors providing an adverse opinion regarding management's assessment. Any such result could cause investors to lose confidence in the Company's reported financial information, which could have a material adverse effect on the trading price of the Company's Common Shares. Any failure to comply with the continued listing standards of the NYSE MKT or the TSX, including by maintaining a minimum listing price, could result in, among other things, the initiation of delisting proceedings. Ongoing compliance requirements have also made it more difficult and more expensive for the Company to obtain director and officer liability insurance, and the Company may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage in the future. As a result, it may be more difficult for the Company to attract and retain qualified individuals to serve on its board of directors or as executive officers. If the Company fails to maintain the adequacy of its internal control over financial reporting, the Company's ability to provide accurate financial statements and comply with the requirements of Sarbanes-Oxley and NI 52-109 could be impaired, which could cause the price of the Company's Common Shares to decrease.

## DIVIDENDS

The Company has not declared any dividends on its Common Shares since its inception on July 19, 1995.  There is no restriction in the Company's Articles that will limit its ability to pay dividends on its Common Shares.  However, the Company does not anticipate declaring and paying dividends to its shareholders in the near future.

## CAPITAL STRUCTURE

The Company is authorized to issue an unlimited number of Common Shares without par value, of which 146,984,385 were issued and outstanding at December 31, 2014 and March 30, 2015. Each Common Share is entitled to one vote.  All Common Shares of the Company rank equally as to dividends, voting power and participation in assets.  No Common Shares have been issued subject to call or assessment.  There are no pre-emptive or conversion rights and no provision for exchange, exercise, redemption and retraction, purchase for cancellation, surrender or sinking or purchase funds.  Provisions as to modification, amendments or variation of such rights or such provisions are contained in the BCBCA and the Company's Articles.

## MARKET FOR SECURITIES

The Company's Common Shares were traded on the TSX Venture Exchange until April 24, 2006.  On April 24, 2006 the Company began trading on the TSX.  The Company's symbol is "ETG" and its CUSIP number is 29383-100.  The Company's Common Shares are also traded on the NYSE MKT under the symbol "EGI" and on the Frankfurt Stock Exchange under the symbol "EKA" (WKN:121411).

**Trading History**

The following tables sets forth, for each month of the most recently completed financial year, the price range and volumes traded or quoted on the TSX (as reported by the TSX) and the NYSE MKT (as reported by NYSE MKT):

| TSX Trading Data 2014 | | | | |
|---|---|---|---|---|
| | High Cdn$ | Low Cdn$ | Close Cdn$ | Volume |
| January | 0.43 | 0.32 | 0.36 | 739,353 |
| February | 0.48 | 0.36 | 0.44 | 846,314 |
| March | 0.52 | 0.39 | 0.39 | 2,274,983 |
| April | 0.43 | 0.34 | 0.34 | 429,294 |
| May | 0.37 | 0.31 | 0.33 | 613,782 |
| June | 0.38 | 0.31 | 0.32 | 677,499 |
| July | 0.35 | 0.29 | 0.29 | 923,698 |
| August | 0.32 | 0.27 | 0.31 | 609,586 |
| September | 0.33 | 0.27 | 0.30 | 1,003,526 |
| October | 0.31 | 0.22 | 0.26 | 479,400 |
| November | 0.27 | 0.21 | 0.23 | 903,689 |
| December | 0.27 | 0.18 | 0.21 | 2,160,995 |

| NYSE MKT Trading Data 2014 | | | | |
|---|---|---|---|---|
| | High $ | Low $ | Close $ | Volume |
| January | 0.38 | 0.30 | 0.32 | 2,111,525 |
| February | 0.44 | 0.32 | 0.40 | 2,467,415 |
| March | 0.47 | 0.35 | 0.35 | 6,027,798 |
| April | 0.39 | 0.30 | 0.32 | 1,587,921 |
| May | 0.34 | 0.28 | 0.30 | 823,506 |
| June | 0.36 | 0.29 | 0.31 | 1,698,998 |
| July | 0.34 | 0.26 | 0.28 | 1,414,035 |
| August | 0.29 | 0.25 | 0.28 | 1,114,968 |
| September | 0.30 | 0.25 | 0.26 | 1,975,580 |
| October | 0.26 | 0.20 | 0.22 | 689,865 |
| November | 0.24 | 0.16 | 0.20 | 1,280,235 |
| December | 0.23 | 0.16 | 0.17 | 2,556,276 |

The closing price of the Company's Common Shares as reported by the TSX on December 31, 2014 was C$0.205.

The Company's Common Shares are issued in registered form. Computershare Investor Services Inc. is the registrar and transfer agent for the Company's Common Shares.

On December 31, 2014, the shareholders' list for the Company's Common Shares showed 1,201 registered shareholders and 146,984,385 Common Shares outstanding.

The Company has no outstanding securities not listed on a marketplace other than incentive stock options.  Since the beginning of the most recently completed financial year, stock options to purchase an aggregate 2,815,000 Common Shares were granted.  The following table outlines the details of each grant:

| Number of Options | Exercise Price (CDN$) | Grant Date |
|---|---|---|
| 2,815,000 | $0.21 | December 23, 2014 |

## ESCROWED SECURITIES

There were no escrowed securities at December 31, 2014.

## DIRECTORS AND OFFICERS

The Company's Board consisted of seven directors as at December 31, 2014.  The term of office for each director expires at the next annual general meeting following his or her election or appointment.  The following is a brief account of the education and business experience of each director and executive officer, indicating each person's principal occupation during the last five years.

### Gregory Crowe, President, Chief Executive Officer and Director

Mr. Crowe has been a director and President of the Company since July 3, 2002 and has been Chief Executive Officer of the Company since July 16, 2003.

Mr. Crowe was self-employed from 1997 to 2002, providing exploration and management services for junior resource companies.

Mr. Crowe is a professional geologist with more than 30 years of exploration, business and entrepreneurial experience throughout North America, Latin America, Africa and Southeast Asia.  Prior to joining the Company, Mr. Crowe was a senior executive with Acrex Ventures Ltd., a junior resource company active in Ontario, and co-founder and President of Azimuth Geological Inc., a private consulting company specializing in exploration and management services for junior and major mining companies such as Rio Algom Ltd., the Prime Group and Westmin Resources Limited.  Mr. Crowe also worked for Yuma Copper Corp. from 1994 to 1997, where he was instrumental in transforming Yuma Copper Corp. from a junior exploration company into a copper producer with two mines in Chile.

Mr. Crowe obtained a Bachelor of Geology degree from Carlton University and a Master of Geology degree from the University of Calgary.  He is a member of the Association of Professional Engineers and Geoscientists of British Columbia, and the Prospectors and Developers Association of Canada.

### The Rt. Honourable Lord Howard of Lympne, Non-Executive Chairman and Director

The Rt. Honourable Lord Howard of Lympne has been a director of the Company since May 16, 2007, served as the Company's non-executive Deputy Chairman between May 16, 2007 and June 27, 2013 and was appointed non-executive Chairman on June 27, 2013.

He is the former leader of the Conservative Party in Britain, a distinguished lawyer, and served as a Member of Parliament in Britain for 27 years. He filled many government posts, including Home Secretary, Secretary of State for Employment and Secretary of State for the Environment, as well as Shadow Foreign Secretary and Shadow Chancellor. After his retirement from the House of Commons at the 2010 General Election, Lord Howard was created a Life Peer.  He was created a Companion of Honour in the Queen's Birthday Honours List, 2011.

*James Harris, Director*

Mr. Harris has been a director of the Company since January 29, 2003, served as the Company's non-executive Chairman between March 15, 2006 and June 27, 2013 and served as the Company's non-executive Deputy Chairman between June 27, 2013 and February 28, 2015.

Mr. Harris was formerly a corporate, securities and business lawyer with over 30 years' experience in British Columbia and internationally.  He has extensive experience with the acquisition and disposition of assets, corporate structuring and restructuring, regulatory requirements and corporate filings, and corporate governance. Mr. Harris was also a Founding Member of the Legal Advisory Committee of the former Vancouver Stock Exchange. Mr. Harris has completed the Directors' Education Program of the Institute of Corporate Directors and is an Institute accredited Director.  Mr. Harris has also completed a graduate course in business at the London School of Economics.

*Mark Bailey, Director*

Mr. Bailey has been a director of the Company since June 28, 2002.

Mr. Bailey is a mining executive and registered professional geologist with more than 35 years of industry experience.  Between 1995 and 2012, he was the President and Chief Executive Officer of Minefinders Corporation Ltd. ("Minefinders"), a precious metals mining company that operated the multi-million ounce Dolores gold and silver mine in Mexico before being acquired by Pan American Silver Corp.  Before joining Minefinders, Mr. Bailey held senior positions with Equinox Resources Inc. and Exxon Minerals.  Since 1984, Mr. Bailey has worked as a consulting geologist with Mark H. Bailey & Associates LLC.

*Lindsay Bottomer, Director*

Mr. Bottomer has been a director of the Company since June 28, 2002.  He served as an executive officer of the Company between October 16, 2005 and December 31, 2013, most recently as Vice President, Business Development.

Mr. Bottomer is a professional geologist with over 40 years' experience in global mineral exploration and development with major and junior mining companies, the last 25 years based in Vancouver, BC.  He was President and Chief Executive Officer of Silver Quest Resources Ltd. from 2001 to 2005, and a founding director of Richfield Ventures Corp. until its takeover by New Gold Inc. in June 2011 for approximately $480 million.  Mr. Bottomer has also served as Director of Canadian Exploration with Echo Bay Mines Ltd., and Vice-President of New Projects with Prime Equities International.

Mr. Bottomer obtained a Bachelor of Science (Honours) degree in geology from the University of Queensland and a Master of Applied Science degree from McGill University.  Mr. Bottomer is a member of the Association of Professional Engineers and Geoscientists of British Columbia and a Fellow of the Australasian Institute of Mining and Metallurgy.  He is also Past President of the British Columbia and Yukon Chamber of Mines and served for six years from 2002 to 2008 as an elected councillor on the Association of Professional Engineers and Geoscientists of British Columbia.

*Alan Edwards, Director*

Mr. Edwards has been a director of the Company since March 8, 2011.

Mr. Edwards has more than 30 years of diverse mining industry experience.  He is a graduate of the University of Arizona, where he obtained a Bachelor of Science Degree in Mining Engineering and an MBA (Finance).  Mr. Edwards is currently the President of AE Consulting, a Colorado based company.  Mr. Edwards is the non-executive Chairman of the Board of AuRico Gold Inc. and AQM Copper Inc., and is a director of Scorpio Mining Corporation.

He served as the Chief Executive Officer of Oracle Mining Corporation, a Vancouver based company, from 2012 to 2013. He served as President and Chief Executive Officer of Copper One Inc. from 2009 to 2011, as President and Chief Executive Officer of Frontera Copper Corporation from 2007 to 2009, and as Executive Vice President and Chief Operating Officer of Apex Silver Mines Corporation from 2004 to 2007, where he directed the engineering, construction and development of the San Cristobal project in Bolivia.  Mr. Edwards has also worked for Kinross Gold Corporation, P.T. Freeport Indonesia, Cyprus Amax Minerals Company and Phelps Dodge Mining Company, where he started his career.

### Gorden Glenn, Director

Mr. Glenn has been a director of the Company since June 18, 2012.

Mr. Glenn has over 20 years of mining, exploration and investment banking experience.  He has been the Chief Executive Officer and President of Minnova Corp. since July 2012 and also serves as Minnova's Chairman.  Between December 2011 and April 2012 he served as Chief Executive Officer and a director of AMR Mineral Metal Inc. Between August 2010 and December 2011, Mr. Glenn was the Managing Director of Mining Investment Banking for Desjardins Securities.  Prior to that, Mr. Glenn was the Vice President & Director of Mining Investment Banking at TD Securities.  Holding a BScH in Geological Sciences from Queen's University in Kingston, Ontario, he started his career as a project geologist with Inmet Mining and Kennecott Canada Inc. before switching to the capital markets where he worked as a mining analyst prior to joining TD Securities in 2005.

### Bruce Colwill, Chief Financial Officer

Mr. Colwill was appointed to the position of Chief Financial Officer on February 1, 2011.

Mr. Colwill has over 20 years of experience with public and private companies, in a variety of sectors including oil and gas, biotech, financial services and manufacturing.  Most recently, Mr. Colwill served as Chief Financial Officer of Transeuro Energy Corp., a public oil and gas company and acted as a financial consultant to private and public companies.  Between 2001 and 2009, Mr. Colwill served as Chief Financial Officer of Neuromed Pharmaceuticals Ltd.  Mr. Colwill began his career with KPMG, first in Canada and then in Poland.  Mr. Colwill is a Chartered Accountant and a member of the Canadian Institute of Chartered Accountants and the Institute of Chartered Accountants of British Columbia.  Mr. Colwill holds a BBA from Simon Fraser University.

### Robert Cann, Vice President Exploration

Mr. Cann was appointed to the position of Vice President, Exploration on August 11, 2005.

Since joining Entrée in 2002, Mr. Cann has been in charge of the start-up and management of all of the Company's support operations and exploration projects.  Mr. Cann has more than 30 years of international exploration experience including extensive experience in international project management and development, geological consulting and office management.  Prior to joining the Company, Mr. Cann was Exploration Manager for Spokane/Sand River Resources in Chihuahua, Mexico, from 1999 to 2000.  From 1995 through 1999, Mr. Cann worked as an independent consulting geologist for various companies contemplating property acquisitions in Honduras, Mexico, Peru, Bolivia and Nevada. Mr. Cann holds a Master of Science degree in Economic Geology from the University of British Columbia and is a member of the Association of Professional Engineers and Geoscientists of British Columbia, the Canadian Institute of Mining and Metallurgy (CIMM) and the Society of Economic Geologists.

### Mona Forster, Executive Vice President

Ms. Forster joined the Company as Business Manager in October 2003 and was appointed to the position of Executive Vice President in November 2010.

Ms. Forster has over 25 years of experience in administration and management, primarily in the mining industry. She has worked at a remote fly-in fly-out operating gold mine and within exploration and environmental consulting firms. She was an elected director of the Association for Mineral Exploration British Columbia (AME BC) for seven years, including a term as Chair of the Board of Directors. Ms. Forster remains active on several committees related to AME BC. She was a founding member of the BC HR Taskforce: Exploration, Mining, Stone, Sand & Gravel, a government-industry task force struck in 2007 to address the need for skilled and qualified workers within the mining industry in BC. She is currently Vice-Chair of the Centre of Training Excellence in Mining and an avid supporter of Resource Works. Ms. Forster holds an MBA from Simon Fraser University and is a member of AME BC, Prospectors and Developers Association of Canada, Canadian Investor Relations Institute and Canadian Society of Corporate Secretaries.

### Susan McLeod, Vice President, Legal Affairs and Corporate Secretary

Ms. McLeod joined the Company as Vice President, Legal Affairs on September 22, 2010 and was appointed Corporate Secretary on November 22, 2010.

Prior to joining Entrée, Ms. McLeod was in private practise in Vancouver, Canada since 1997, most recently with Fasken Martineau DuMoulin LLP (from 2008 to 2010) and P. MacNeill Law Corporation (from 2003 to 2008). She has worked as outside counsel to public companies engaged in international mineral exploration and mining. She has advised clients with respect to corporate finance activities, mergers and acquisitions, corporate governance and continuous disclosure matters, and mining-related commercial agreements. Ms. McLeod holds a B.Sc. and an LLB from the University of British Columbia, and is a member of the Law Society of British Columbia.

### Robert Cinits, Vice President, Corporate Development

Mr. Cinits has been the Company's Vice President, Corporate Development since January 1, 2014. Prior to that, he was the Company's Vice President, Technical Services from June 27, 2013 to December 31, 2013, and the Company's Director of Technical Services from July, 2011 to June 26, 2013.

Mr. Cinits has extensive experience in project management and development and geological consulting. Prior to joining the Company, Mr. Cinits was the Chief Operating Officer for MinCore Inc., a private, Toronto-based exploration company with projects in Sinaloa, Mexico, from 2007 to 2011. From 2003 through 2006, Mr. Cinits worked for AMEC as the Manager of Geology and Mining for the Lima Peru office. He was involved in numerous feasibility and prefeasibility studies, as well as PEAs, resource estimates and mine and project audits/reviews throughout South America and other locations worldwide. Mr. Cinits has also worked for several consulting groups and junior mining companies since 1985. Mr. Cinits holds a Bachelor of Science degree in Geology from the University of Toronto and is a member of the Association of Professional Engineers and Geoscientists of British Columbia and the Society of Economic Geologists.

The table below sets out the municipality of residence and securities held by directors and executive officers as at December 31, 2014.

| Name and municipality of residence | No. of Common Shares beneficially owned, directly or indirectly, or controlled[1]. | No. of securities held on a fully-diluted basis | |
|---|---|---|---|
| Gregory Crowe<br>Bowen Island,<br>British Columbia, Canada | 1,425,820 | Shares:<br>Warrants:<br>Stock options:<br>**Total:** | 1,425,820<br>0<br>1,400,000<br>**2,825,820** |

| Name and municipality of residence | No. of Common Shares beneficially owned, directly or indirectly, or controlled[1]. | No. of securities held on a fully-diluted basis | |
|---|---|---|---|
| Mark Bailey<br>Bellingham, Washington<br>U.S.A. | 392,922 | Shares:<br>Warrants:<br>Stock options:<br>**Total:** | 392,922<br>0<br>630,000<br>**1,022,922** |
| Lindsay Bottomer<br>North Vancouver, British Columbia<br>Canada | 599,985 | Shares:<br>Warrants:<br>Stock options:<br>**Total:** | 599,985<br>0<br>710,000<br>**1,309,985** |
| James Harris<br>Vancouver, British Columbia<br>Canada | 443,062 | Shares:<br>Warrants:<br>Stock options:<br>**Total:** | 443,062<br>0<br>665,000<br>**1,108,062** |
| Rt. Honourable Lord Howard of Lympne<br>London, UK | 128,800 | Shares:<br>Warrants:<br>Stock options:<br>**Total:** | 128,800<br>0<br>830,000<br>**958,800** |
| Alan Edwards<br>Tucson, Arizona<br>U.S.A | 108,000 | Shares:<br>Warrants<br>Stock options<br>**Total:** | 108,000<br>0<br>605,000<br>**713,000** |
| Gorden Glenn<br>Toronto, Ontario<br>Canada | 0 | Shares:<br>Warrants<br>Stock options<br>**Total:** | 0<br>0<br>530,000<br>**530,000** |
| Bruce Colwill<br>Vancouver, British Columbia<br>Canada | 25,700 | Shares:<br>Warrants<br>Stock options<br>**Total:** | 25,700<br>0<br>1,250,000<br>**1,275,700** |
| Mona Forster<br>Vancouver, British Columbia<br>Canada | 216,374 | Shares:<br>Warrants:<br>Stock options:<br>**Total:** | 216,374<br>0<br>960,000<br>**1,176,374** |
| Robert Cann<br>Nanaimo, British Columbia<br>Canada | 126,225 | Shares:<br>Warrants:<br>Stock options:<br>**Total:** | 126,225<br>0<br>935,000<br>**1,061,225** |
| Robert Cinits<br>Port Moody, British Columbia<br>Canada | 0 | Shares:<br>Warrants:<br>Stock Options:<br>**Total:** | 0<br>0<br>950,000<br>**950,000** |
| Susan McLeod<br>West Vancouver, British Columbia<br>Canada | 9,500 | Shares:<br>Warrants:<br>Stock options:<br>**Total:** | 9,500<br>0<br>1,175,000<br>**1,184,500** |

(1)      Meaning an officer of the issuer, or a director or senior officer that has direct or indirect beneficial ownership of, control or direction over, or a combination of direct or indirect beneficial ownership of and control or direction over securities of the issuer carrying more than 10% of the voting rights attached to all the issuer's outstanding securities.

To the best of the Company's knowledge as at December 31, 2014, directors and executive officers, as a group, beneficially owned, or controlled or directed, directly or indirectly, 3,476,388 Common Shares (not including Common Shares issuable upon exercise of stock options) representing 2.37% of the then outstanding Common Shares.

**Standing Committees of the Board of Directors**

The standing committees of the Board are the Audit Committee, the Compensation Committee, the Corporate Governance and Nominating Committee and the Technical Committee.

**Audit Committee**

The Audit Committee is comprised of three directors, each of whom, in the judgement of the Board, meets the independence requirements of applicable securities legislation and policies for audit committee members. The members of the Audit Committee are Gorden Glenn (chairman), Mark Bailey and James Harris. All members of the Audit Committee are financially literate. Relevant education and experience for members of the Audit Committee is listed under their profiles above.

The mandate of the Audit Committee is to oversee the Company's financial reporting obligations, systems and disclosure, including monitoring the integrity of the Company's financial statements, monitoring the independence and performance of the Company's external auditors and acting as a liaison between the Board and the Company's auditors. The activities of the Audit Committee typically include reviewing interim financial statements and annual financial statements, management's discussion and analysis and news releases with respect to the Company's financial performance before they are publicly disclosed, ensuring that internal controls over accounting and financial systems are maintained and that accurate financial information is disseminated to shareholders. Other responsibilities include reviewing the results of internal and external audits and any change in accounting procedures or policies, and evaluating the performance of the Company's auditors. The Audit Committee communicates directly with the Company's external auditors in order to discuss audit and related matters whenever appropriate.

The full text of the Audit Committee Charter is attached to this AIF as an Appendix.

*Audit Fees*

The following table shows the aggregate fees billed to the Company by its external auditor in each of the last two years.

|  | **2014 (US$)** | **2013 (US$)** |
|---|---|---|
| Audit Fees[(1)] | $51,720 | $79,917 |
| Audit Related Fees[(2)] | $19,393 | $20,860 |
| Tax Fees[(3)] | $Nil | $Nil |
| All other fees | $Nil | $Nil |
| **Total:** | $71,113 | $100,777 |

(1)    Audits of the Company's consolidated financial statements, meetings with the Audit Committee and management with respect to annual filings, consulting and accounting standards and transactions, issuance of consent in connection with Canadian and United States securities filings.

(2) Audit-related fees paid for assurance and related services by the auditors that were reasonably related to the performance of the audit or the review of the Company's quarterly financial statements that are not included in *Audit Fees*.

(3) Tax compliance, taxation advice and tax planning for international operations.

## Compensation Committee

The Compensation Committee is comprised of four directors, each of whom, in the judgement of the Board, meets the independence requirements of applicable securities legislation and policies for compensation committee members. The members of the Compensation Committee are: Mark Bailey (chairman), Alan Edwards, Gorden Glenn and James Harris.

The primary objective of the Compensation Committee is to discharge the Board's responsibilities relating to compensation and benefits of the executive officers and directors of the Company to ensure that such compensation realistically reflects the responsibilities and risks of such positions. In addition, the Compensation Committee makes recommendations for grants made under the Company's Stock Option Plan, determines the recipients of, and the nature and size of share compensation awards granted from time to time, and determines any bonuses to be awarded from time to time.

## Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee is appointed by the Board to: (1) assist the Board, on an annual basis, by identifying individuals qualified to become Board members, and to recommend to the Board the director nominees for the next annual meeting of shareholders; (2) to assist the Board in the event of any vacancy on the Board by identifying individuals qualified to become Board members, and to recommend to the Board qualified individuals to fill any such vacancy; and (3) to recommend to the Board, on an annual basis, director nominees for each Board committee. The members of the Corporate Governance and Nominating Committee are: James L. Harris (chairman), Alan Edwards and Gorden Glenn.

## Technical Committee

The members of the Technical Committee consist of Alan Edwards (chairman), Mark Bailey, Gorden Glenn, Lindsay Bottomer and Gregory Crowe. Mr. Edwards is a mining engineer, and Mssrs. Bailey, Glenn, Bottomer and Crowe are geologists. Neither Mr. Crowe, the President and Chief Executive of the Company, nor Mr. Bottomer, the Company's former Vice President, Business Development, is an independent director. The mandate of the Technical Committee is to exercise all the powers of the Board (except those powers specifically reserved by law to the Board itself) during intervals between meetings of the Board pertaining to the Company's mining properties, programs, budgets, and other related activities and the administration thereof.

## Potential Conflicts of Interest

Certain of Entrée's officers and directors may be or become associated with other natural resource companies that acquire interests in mineral properties. Such associations may give rise to conflicts of interest from time to time. Directors are required by law to act honestly and in good faith with a view to Entrée's best interests and to disclose any interest which they may have in any of Entrée's projects or opportunities. In general, if a conflict of interest arises at a meeting of the Board, any director in a conflict will disclose his interest and abstain from voting on such matter or, if he does vote, his vote does not count. In determining whether or not Entrée will participate in any project or opportunity, the directors will primarily consider the degree of risk to which we may be exposed and our financial position at that time.

## PROMOTERS

Not applicable.

## LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Not applicable.

## INTEREST IN MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Not applicable.

## TRANSFER AGENTS AND REGISTRARS

Computershare Investor Services Inc. at its offices in Vancouver and Toronto is both the transfer agent and registrar for the Company.  Their address is 3$^{rd}$ Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3G9, Telephone:  (604) 689-9853, Facsimile: (604) 689-8144.

## MATERIAL CONTRACTS

1.      *Equity Participation and Funding Agreement dated February 14, 2013 between Entrée Gold Inc. and Sandstorm Gold Ltd.*

        See "Description of the Business – Agreements with Sandstorm – Equity Participation and Funding Agreement" above.

2.      *Joint Venture Agreement deemed effective June 30, 2008 between Entrée Gold Inc. and Ivanhoe Mines Mongolia Inc. XXK (now OTLLC).*

        Pursuant to Earn-In Agreement, a joint venture was deemed to be formed on June 30, 2008 and the parties were required to enter into a joint venture agreement in the form attached to the Earn-In Agreement as Appendix A (the "Joint Venture Agreement").

        The Joint Venture Agreement contains provisions governing the parties' activities on the Joint Venture Property, including exploration, acquisition of additional real property and other interests, evaluation of, and if justified, engaging in development and other operations, engaging in marketing products, and completing and satisfying all environmental compliance and other continuing obligations affecting the Joint Venture Property.

3.      *Equity Participation and Earn-in Agreement dated October 15, 2004, between Entrée Gold Inc. and Ivanhoe Mines Ltd. (now Turquoise Hill), as amended on November 9, 2004 and subsequently assigned to Ivanhoe Mines Mongolia Inc. XXK (OTLLC) on March 1, 2005.*

        Under the Earn-In Agreement, OTLLC earned a 70% interest in mineralization above a depth of 560 m on the Joint Venture Property, and an 80% interest in mineralization below that depth, by spending an aggregate $35 million on exploration.  OTLLC completed its earn-in on June 30, 2008, at which time a joint venture was deemed to be formed and the parties were required to enter into the Joint Venture Agreement.  The Joint Venture Agreement was intended to replace the Earn-In Agreement, with the Earn-In Agreement terminating, except for certain provisions that expressly survive the termination.  Those parts include provisions related to the Joint Venture Agreement, title, tenure and related matters and arbitration.

## INTEREST OF EXPERTS

Entrée's auditor is Davidson & Company LLP, Chartered Accountants, in Vancouver, British Columbia. The Corporation's audited consolidated financial statements as at and for the years ended December 31, 2014 and 2013 have been filed under National Instrument 51-102 in reliance on the report of Davidson & Company, independent registered chartered accountants, given on their authority as experts in auditing and accounting. Davidson & Company LLP have confirmed they are independent of the Company in accordance with the rules of professional conduct of the Institute of Charted Accountants of British Columbia.

Bernard Peters, B.Eng. (Mining), FAusIMM, is the QP with overall responsibility for the preparation of LHTR13 and the mineral reserves in LHTR13. In addition, Mr. Peters approved the technical information regarding the Lookout Hill property in this AIF. A copy of LHTR13, which forms the basis of the scientific and technical disclosure regarding the Lookout Hill property, is available on SEDAR at www.sedar.com. To the knowledge of the Company, Bernard Peters, the other authors of the report and their respective employers as a group beneficially own, directly or indirectly, less than one percent of the outstanding Common Shares.

AGP Mining Consultants Inc. prepared AMTR12, which forms the basis of the scientific and technical disclosure regarding the Ann Mason Project, a copy of which is available on SEDAR at www.sedar.com. To the knowledge of the Company, AGP Mining Consultants Inc., the principals of AGP Mining Consultants Inc., the authors of AMTR12 and their respective employers as a group beneficially own, directly or indirectly, less than one percent of the outstanding Common Shares.

Robert Cann, P. Geo, the Company's Vice President, Exploration is an author of LHTR13. In addition, Mr. Cann approved the technical information in this AIF (other than the technical information approved by Mr. Peters) and the Company's news releases and other disclosure documents. Mr. Cann owns 126,225 Common Shares of the Company and holds options to purchase 935,000 Common Shares.

## ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities and securities authorized for issuance under equity compensation is contained in the management information circular for the annual general meeting of the Company's held on June 26, 2014. Additional financial information is contained in the Company's comparative financial statements and MD&A as at and for the years ended December 31, 2014, 2013 and 2012. Copies of the information circular, financial statements and MD&A are available on SEDAR, and may also be obtained upon request from the Company at 1201-1166 Alberni Street, Vancouver, British Columbia V6E 3Z3.

Additional information relating to Entrée Gold Inc. may be found on SEDAR at www.sedar.com.

# APPENDIX

## TO ANNUAL INFORMATION FORM DATED MARCH 30, 2015

# ENTRÉE GOLD INC.

# AUDIT COMMITTEE CHARTER

As Adopted by the Board of Directors on December 4, 2014

## I. Purpose of Audit Committee of Entrée Gold Inc. (the "Company")

The purpose of the Audit Committee (the "Committee") is to:

1. Assist the Board of Directors of the Company (the "Board") in fulfilling its oversight responsibilities relating to:

   (a) the quality and integrity of the Company's financial statements, financial reporting process and systems of internal controls and disclosure controls regarding risk management, finance, accounting, and legal and regulatory compliance;

   (b) the appointment, independence, qualifications, and compensation of the Company's independent accountants and review of the audit efforts of the Company's independent accountants; and

   (c) the development and implementation of policies and processes regarding corporate governance matters.

2. Provide an open avenue of communication between the independent accountants, the Company's financial and senior management and the Board.

3. Prepare any reports required to be prepared by the Committee pursuant to the rules of any stock exchange on which the Company's shares are listed and pursuant to the rules of any securities commission or other regulatory authority having jurisdiction, whether for inclusion in the Company's annual proxy statement or otherwise.

The Committee will primarily fulfill these responsibilities by carrying out the activities enumerated in Section VII below of this Charter.

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits, or to determine that the Company's financial statements are complete and accurate or are in accordance with generally accepted accounting principles, accounting standards, or applicable laws and regulations. This is the responsibility of management of the Company and the Company's independent accountants, as well as any advisors employed by the Committee. Because the primary function of the Committee is oversight, the Committee shall be entitled to rely on the expertise, skills and knowledge of management and the Company's independent accountants and the integrity and accuracy of information provided to the Committee by such persons in carrying out its oversight responsibilities. Nothing in this Charter is intended to change the responsibilities of management and the independent accountants.

## II.    Composition

The Committee shall be composed of at least three directors, each of whom the Board determines has no relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director, is otherwise "unrelated" and satisfies the definition of "independent" as set forth by Rule 10A-3 of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), Section 803A of the NYSE MKT Company Guide and any other applicable securities laws, rules or requirements of any stock exchange upon which the Company's securities are listed as in effect from time to time.

Exchange Act Rule 10A-3 requires that each member of the Audit Committee must serve on the Board and satisfy independence requirements.  For the purposes of satisfying the independence requirement, Audit Committee members may not, other than in their capacity as members of the Committee, the Board, or any other committee of the Board (i) accept, directly or indirectly, any consulting, advisory, or other compensatory fee[1] from the Company, or of the Company's subsidiaries; or (ii) be an affiliate of the Company or any of the Company's subsidiaries.

Because the Company is *currently* a foreign private issuer, the Company may seek to take advantage of the following exemptions from the Rule 10A-3 independence requirements:

1.    A non-executive employee of the Company may be exempt from the prohibition of accepting consulting, advisory or other compensatory fees if that employee is elected or named to the Board or Audit Committee pursuant to the Company's governing laws or constating documents, an employee collective bargaining or similar agreement or other home country legal or listing requirement; and

2.    An Audit Committee member may be exempt from the prohibition of being an affiliate of the Company if:

   (a)    The member is an affiliate of the Company or a representative of such an affiliate;

   (b)    The member has only observer status on, and is not a voting member or the chair of the Audit Committee; and

   (c)    The member nor the affiliate for which such member is a representative is an executive officer of the Company.

These exemptions are only available to the Company so long as it remains a foreign private issuer as defined by Exchange Act Rule 3b-4(c).  If the Company ceases to fall within the definition of a foreign private issuer, the Company must immediately take steps to cure any independence non-compliance within the Audit Committee.[2]

---

[1] Compensatory fees do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the Company (provided, however, that such compensation is not contingent upon continued service to the Company.)  This exception, however, may be overridden by the NYSE MKT and the Audit Committee should, during its routine evaluation of the effectiveness of this Charter, determine whether this exception still applies.

[2] If the Company elects to take advantage of either these exemptions, the Audit Committee should periodically review its status as a foreign private issuer as defined by Exchange Act Rule 3b-4(c).  If the Company ceases to qualify as a foreign private issuer, and the Company's securities are listed on the NYSE MKT, the Company may need to adjust its "independence" criteria to reflect the requirements set forth in Rule 803A of the NYSE MKT Company Guide Rule.

All members of the Committee must be financially literate, meaning that such member has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements.  One or more members of the Committee shall be, in the judgment of the Board an "audit committee financial expert" as such term is defined by applicable rules and regulations.

If any executive officer of the Company becomes aware of any material non-compliance with the requirements of Exchange Act Rule 10A-3, the Company must provide notification to the exchange on which its securities are listed.

If any member of the Committee ceases to be "independent", as defined by the applicable securities laws and exchange requirements, including Exchange Act Rule 10A-3, for reasons outside that member's reasonable control, that person, with prompt notice to the exchange on which the Company's securities are listed, may remain an audit committee member until the earlier of the next annual meeting of the shareholders or one year from the occurrence of the event that caused the member to no longer be independent.

## III.    Authority

The Committee shall have the authority to (i) retain (at the Company's expense) its own legal counsel, accountants and other consultants that the Committee believes, in its sole discretion, are needed to carry out its duties and responsibilities; (ii) conduct investigations that it believes, in its sole discretion, are necessary to carry out its responsibilities; and (iii) take whatever actions that it deems appropriate to foster an internal culture that is committed to maintaining quality financial reporting, sound business risk practices and ethical behaviour within the Company. In addition, the Committee shall have the authority to request any officer, director, employee or consultant of the Company, the Company's outside legal counsel and the independent accountants to meet with the Committee and any of its advisors and to respond to their inquiries.  The Committee shall have full access to the books, records and facilities of the Company in carrying out its responsibilities.  Finally, the Board shall adopt resolutions which provide for appropriate funding, as determined by the Committee, for (i) services provided by the independent accountants in rendering or issuing an audit report, (ii) services provided by any adviser employed by the Committee which it believes, in its sole discretion, are needed to carry out its duties and responsibilities, or (iii) ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties and responsibilities.

The Committee shall be responsible for establishing procedures for (i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters and (ii) the confidential, anonymous submissions by employees of the Company regarding questionable accounting or auditing matters.

The Committee shall review the reports of the Chief Executive Officer and Chief Financial Officer (in connection with their required certifications for the Company's filings with the United States Securities and Exchange Commission) regarding any significant deficiencies or material weaknesses in the design of operation of internal controls and any fraud that involves management or other employees of the Company who have a significant role in managing or implementing the Company's internal controls.  During this review, the Committee should evaluate whether the internal control structure, as created and as implemented, provides reasonable assurances that transactions are recorded as necessary to permit the Company's external auditors to reconcile the Company's financial statements in accordance with applicable securities laws.

The Committee, in its capacity as a committee of the Board, is directly responsible for the appointment, compensation, retention and oversight of the work of the independent accountants engaged (including resolution of disagreements between the Company's management and the independent accountants regarding financial reporting) for the purpose of preparing and issuing an audit report or performing other audit, review or attest services for the Company.

The independent accountants shall submit to the Audit Committee annually a formal written statement delineating all relationships between the independent accountants and the Company and its subsidiaries, addressing the non-audit services provided to the Company or its subsidiaries and the matters set forth in or required by the rules and regulations of all relevant regulatory authorities.

The independent accountants shall submit to the Audit Committee annually a formal written statement of the fees billed for each of the following categories of services rendered by the independent accountants: (i) the audit of the Company's annual financial statements for the most recent fiscal year and any reviews of the financial statements; (ii) information technology consulting services for the most recent fiscal year, in the aggregate and by each service (and separately identifying fees for such services relating to financial information systems design and implementation); and (iii) all other services rendered by the independent accountants for the most recent fiscal years, in the aggregate and by each service.

## IV.      Appointing Members

The members of the Committee shall be appointed or re-appointed by the Board on an annual basis.  Each member of the Committee shall continue to be a member thereof until such member's successor is appointed, unless such member shall resign or be removed by the Board or such member shall cease to be a director of the Company.  Where a vacancy occurs at any time in the membership of the Committee, it may be filled by the Board and shall be filled by the Board if the membership of the Committee is less than three directors as a result of the vacancy or the Committee no longer has a member who is an "audit committee financial expert" as a result of the vacancy.

## V.      Chairperson

The Board, or in the event of its failure to do so, the members of the Committee, must appoint a Chairperson from the members of the Committee.  If the Chairperson of the Committee is not present at any meeting of the Committee, an acting Chairperson for the meeting shall be chosen by majority vote of the Committee from among the members present.  In the case of a deadlock on any matter or vote, the Chairperson shall refer the matter to the Board.  All requests for information from the Company or the independent accountants shall be made through the Chairperson.

## VI.      Meetings

The time and place of meetings of the Committee and the procedure at such meetings shall be determined from time to time by the members thereof provided that:

1.      A quorum for meetings shall be two members, present in person or by telephone or other telecommunication device that permit all persons participating in the meeting to speak and hear each other;

2.      The Committee shall meet at least quarterly (or more frequently as circumstances dictate); and

3.      Notice of the time and place of every meeting shall be given in writing or facsimile communication to each member of the Committee and the external auditors of the Company at least 48 hours prior to the time of such meeting.

While the Committee is expected to communicate regularly with management, the Committee shall exercise a high degree of independence in establishing its meeting agenda and in carrying out its responsibilities.  The Committee shall submit the minutes of all meetings of the Committee to, or discuss the matters discussed at each Committee meeting with, the Board.

## VII.   Specific Duties

In meeting its responsibilities, the Committee is expected to:

1.   Select the independent accountants, considering independence and effectiveness, approve all audit and non-audit services in advance of the provision of such services and the fees and other compensation to be paid to the independent accountants, and oversee the services rendered by the independent accountants (including the resolution of disagreements between management and the independent accountants regarding preparation of financial statements) for the purpose of preparing or issuing an audit report or related work, and the independent accountants shall report directly to the Committee;

2.   To pre-approve any non-audit services to be provided to the Company by the external auditor and the fees for those services;

3.   Review the performance of the independent accountants, including the lead partner of the independent accountants, and, in its sole discretion, approve any proposed discharge of the independent accountants when circumstances warrant, and appoint any new independent accountants;

4.   Periodically review and discuss with the independent accountants all significant relationships the independent accountants have with the Company to determine the independence of the independent accountants, including a review of service fees for audit and non-audit services;

5.   Review and approve the issuer's hiring policies from time to time regarding partners, employees and former partners and employees of the present and former external auditor of the issuer;

6.   Inquire of management and the independent accountants and evaluate the effectiveness of the Company's process for assessing significant risks or exposures and the steps management has taken to monitor, control and minimize such risks to the Company.  Obtain annually, in writing, the letters of the independent accountants as to the adequacy of such controls;

7.   Consider, in consultation with the independent accountants, the audit scope and plan of the independent accountants;

8.   Review with the independent accountants the coordination of audit effort to assure completeness of coverage, and the effective use of audit resources;

9.   Consider and review with the independent accountants, out of the presence of management:

   (a)   the adequacy of the Company's internal controls and disclosure controls including the adequacy of computerized information systems and security;

   (b)   the truthfulness and accuracy of the Company's financial statements; and

   (c)   any related significant findings and recommendations of the independent accountants together with management's responses thereto;

10.   Following completion of the annual audit, review with management and the independent accountants:

   (a)   the Company's annual financial statements and related footnotes;

(b)      the independent accountants' audit of the financial statements and the report thereon;

(c)      any significant changes required in the independent accountants' audit plan; and

(d)      other matters related to the conduct of the audit which are to be communicated to the committee under generally accepted auditing standards;

11.      Following completion of the annual audit, review separately with each of management and the independent accountants any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information;

12.      Establish regular and separate systems of reporting to the Committee by each of management and the independent accountants regarding any significant judgments made in management's preparation of the financial statements and the view of each as to appropriateness of such judgments;

13.      In consultation with the independent accountants, review any significant disagreement among management and the independent accountants in connection with the preparation of the financial statements, including management's responses;

14.      Consider and review with management:

(a)      significant findings during the year and management's responses thereto; and

(b)      any changes required in the planned scope of their audit plan;

15.      Review, prior to publication, all filings with regulatory authorities and any other publicly disclosed information containing the Company's financial statements, including Management's Discussion & Analysis, any certification, report, opinion or review rendered by the independent accountants, any press releases announcing earnings (especially the use of "pro forma" or "adjusted" information not prepared in compliance with generally accepted accounting principles) and all financial information and earnings guidance intended to be provided to analysts and the public or to rating agencies, and consider whether the information contained in these documents is consistent with the information contained in the financial statements;

16.      Facilitate the preparation and inclusion of any report from the Committee or other disclosures as required by applicable laws and regulations in the Company's annual proxy statement or other filings of all regulatory authorities having jurisdiction;

17.      Review with management the adequacy of the insurance and fidelity bond coverages, reported contingent liabilities, and management's assessment of contingency planning. Review management's plans regarding any changes in accounting practices or policies and the financial impact of such changes, any major areas in management's judgment that have a significant effect upon the financial statements of the Company, and any litigation or claim, including tax assessments, that could have a material effect upon the financial position or operating results of the Company;

18.      Review with management and the independent accountants each annual, quarterly and other periodic report prior to its filing with the relevant regulators or prior to the release of earnings;

19.      Review policies and procedures with respect to officers' expense accounts and perquisites, including their use of corporate assets, and consider the results of any review of these areas by the independent accountants;

20. Review, with the Company's counsel, any legal, tax or regulatory matter that may have a material impact on the Company's financial statements, operations, related Company compliance policies, and programs and reports received from regulators;

21. Evaluate and review with management the Company's guidelines and policies governing the process of risk assessment and risk management;

22. Meet with the independent accountants and management in separate executive sessions to discuss any matters that the Committee or these groups believe should be discussed privately with the Committee;

23. Report Committee actions to the Board with such recommendations as the Committee may deem appropriate;

24. Maintain, review and update the procedures for (i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and (ii) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters, as set forth in Annex A attached to this Charter;

25. Review, assess and update this Charter on an annual basis and recommend any proposed changes to the Board for approval, in accordance with the requirements of the all applicable laws; and

26. Perform such other functions consistent with this Charter, the Company's Articles and governing law, as the Committee deems necessary or appropriate.

**ANNEX A**

**PROCEDURES FOR THE SUBMISSION OF**
**COMPLAINTS AND CONCERNS REGARDING**
**ACCOUNTING, INTERNAL ACCOUNTING CONTROLS OR**
**AUDITING MATTERS**

1.  Entrée Gold Inc. (the "Company") has designated its Audit Committee of its Board of Directors (the "Committee") to be responsible for administering these procedures for the receipt, retention, and treatment of complaints received by the Company or the Committee directly regarding accounting, internal accounting controls, or auditing matters.

2.  Any employee or consultant of the Company may on a confidential and anonymous basis submit concerns regarding questionable accounting controls or auditing matters to the Committee by setting forth such concerns in a letter addressed directly to the Committee with a legend on the envelope such as "Confidential" or "To be opened by Committee only". If an employee or consultant would like to discuss the matter directly with a member of the Committee, the employee or consultant should include a return telephone number in his or her submission to the Committee at which he or she can be contacted. All submissions by letter to the Committee can be sent to:

    > Entrée Gold Inc.
    > c/o Audit Committee
    > Attn: Chairperson
    > Suite 1201 - 1166 Alberni St.
    > Vancouver, BC CANADA  V6E 3Z3
    > Canadian Email Address: etgcanada@entreegold.com
    > USA Email Address: etgus@entreegold.com
    > Mongolia Email Address: etgmongolia@entreegold.com

3.  Any complaints received by the Company that are submitted as set forth herein will be forwarded directly to the Committee and will be treated as confidential if so indicated.

4.  At each meeting of the Committee, or any special meetings called by the Chairperson of the Committee, the members of the Committee will review and consider any complaints or concerns submitted by employees as set forth herein and take any action it deems necessary in order to respond thereto.

5.  All complaints and concerns submitted as set forth herein will be retained by the Committee for a period of seven (7) years.